Exhibit 99.1

CIMATRON LTD.

11 Gush Etzion St.
Givat Shmuel 54030, Israel

December 5, 2014

To the Shareholders of Cimatron Ltd.:

You are cordially invited to attend an Extraordinary General Meeting of Shareholders of our company, which we also refer to as the Meeting, to be held at our executive offices located at 11 Gush Etzion St., 4th Floor, Givat Shmuel 54030, Israel on Tuesday, January 6, 2015, at 10:00 a.m. (Israel time) and thereafter as it may be adjourned from time to time.

At the Meeting, you will be asked to consider and vote on the approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Cimatron with Copernicus Acquisition Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a direct, wholly-owned subsidiary of 3D Systems, Inc., a California corporation (which we refer to as Parent), which itself is an indirect wholly-owned subsidiary of 3D Systems Corporation, a Delaware corporation (which we refer to as 3D Systems), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Cimatron, with Cimatron surviving and becoming a direct, wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of November 23, 2014, by and among Cimatron, Merger Sub, Parent, and, solely for purposes of guaranteeing the payment obligations of Parent thereunder, 3D Systems (which we refer to as the Merger Agreement); (iii) the consideration to be received by Cimatron’s shareholders in the Merger, consisting of US$8.97 in cash, subject to potential reduction by a pro-rata (per share) portion of the amount (if any) by which Cimatron’s transaction expenses for the Merger exceed US$2 million (we refer to that cash consideration, as reduced (if at all), as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable taxes, for each ordinary share, nominal value NIS 0.10 per share, of Cimatron (which we refer to as an Ordinary Share) and each share of restricted stock held as of immediately prior to the effective time of the Merger; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Appendix A to the accompanying Proxy Statement, including the payment of transaction bonuses to certain officers and directors of Cimatron in an amount of up to US $1.5 million, which will be included in the transaction expenses referred to above (we refer to this proposal collectively as the Merger Proposal).

The Proxy Statement and the attachments thereto contain important information and you are urged to read them carefully and in their entirety.

Our board of directors has unanimously: (a) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, our company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving corporation will be unable to fulfill the obligations of our company to its creditors when they become due; (b) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (c) determined to recommend that the shareholders of our company approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL AND ADOPTION OF THE MERGER PROPOSAL.

The Merger Proposal requires the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting where a quorum is present and voting on the proposal, not including abstentions and broker non-votes and excluding any Ordinary Shares that are held by Parent, Merger Sub, 3D Systems or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.  Record holders of our outstanding Ordinary Shares (including shares of restricted stock) as of the close of business on December 1, 2014, which is the record date for the Meeting, are entitled to vote at the Meeting, and are entitled to one vote at the Meeting per Ordinary Share held.  Our outstanding Ordinary Shares constitute the only outstanding class of our share capital.

Enclosed with this letter you will find a Notice of the Meeting and a related Proxy Statement, along with a proxy card or voting instruction form. The accompanying Proxy Statement provides you with detailed information about the Meeting, the Merger Agreement and the Merger.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN.  ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. IN THE ALTERNATIVE, IF YOU HOLD YOUR CIMATRON SHARES IN STREET NAME, YOU MAY UTILIZE THE CONTROL NUMBER APPEARING ON YOUR VOTING INSTRUCTION FORM TO SUBMIT YOUR VOTING INSTRUCTION TO YOUR BROKER, TRUSTEE OR NOMINEE VIA THE INTERNET (AT WWW.PROXYVOTE.COM). IN ANY SUCH CASE, SUBMITTING YOUR VOTE IN ADVANCE WILL NOT PREVENT YOU FROM VOTING YOUR ORDINARY SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

Thank you for your cooperation.

Very truly yours, /s/ Yossi Ben-Shalom Chairman of the Board of Directors

Neither the Securities and Exchange Commission nor any other securities commission has approved or disapproved of the Merger or the other transactions described in this document, or passed upon the adequacy or accuracy of the enclosed Proxy Statement. Any statement to the contrary is a criminal offense.

The date of the accompanying Proxy Statement is December 5, 2014 and is first being mailed to shareholders of the Company on or about December 5, 2014.

ii

CIMATRON LTD.

11 Gush Etzion St.
Givat Shmuel 54030, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON TUESDAY, JANUARY 6, 2015

Givat Shmuel, Israel December 5, 2014

To the Shareholders of Cimatron Ltd.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting, which we refer to as the Meeting, of shareholders of Cimatron Ltd. (which we refer to as Cimatron or the Company) will be held at Cimatron’s executive offices located at 11 Gush Etzion Street, 4th Floor, Givat Shmuel, 54030, Israel, on Tuesday, January 6, 2015, at 10:00 a.m. (Israel time), and thereafter, as it may be adjourned from time to time.

At the Meeting, shareholders will be asked to consider and vote on the following:

1.           Approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Cimatron with Copernicus Acquisition Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a direct, wholly-owned subsidiary of 3D Systems, Inc., a California corporation (which we refer to as Parent), which itself is an indirect wholly-owned subsidiary of 3D Systems Corporation, a Delaware corporation (which we refer to as 3D Systems), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Cimatron, with Cimatron surviving and becoming a direct, wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of November 23, 2014, by and among Cimatron, Merger Sub, Parent, and, solely for purposes of guaranteeing the payment obligations of Parent thereunder, 3D Systems (which we refer to as the Merger Agreement); (iii) the consideration to be received by Cimatron’s shareholders in the Merger, consisting of US$8.97 in cash, subject to potential reduction by a pro-rata (per share) portion of the amount (if any) by which Cimatron’s transaction expenses for the Merger exceed US$2 million (we refer to the cash consideration, as reduced (if at all), as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable taxes, for each ordinary share, nominal value NIS 0.10 per share, of Cimatron (which we refer to as an Ordinary Share) and each share of restricted stock held as of immediately prior to the effective time of the Merger; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Appendix A to the accompanying Proxy Statement, including the payment of transaction bonuses to certain officers and directors of Cimatron in an amount of up to US $1.5 million, which will be included in the transaction expenses referred to above (we refer to this proposal collectively as the Merger Proposal).

2.           Any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings.

iii

We currently know of no other business to be transacted at the Meeting, other than as set forth above; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

The presence, in person or by proxy, of two or more shareholders possessing at least 25% of Cimatron’s voting power will constitute a quorum at the Meeting.  In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on January 13, 2015 at the same time and place.  At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.  Approval of the Merger Proposal requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof), excluding any Ordinary Shares that are held by Merger Sub, Parent, 3D Systems, or any person holding at least 25% of the means of control of any of them, or anyone acting on behalf of any of them, including any of their affiliates.

Shareholders of record at the close of business on December 1, 2014 are entitled to vote at the Meeting and any adjournment or postponement of the Meeting.  This Notice and the accompanying Proxy Statement, letter to shareholders and proxy card or voting instruction form are first being mailed to our shareholders on or about December 8, 2014.

IT IS IMPORTANT THAT YOUR ORDINARY SHARES BE REPRESENTED AT THE MEETING. Whether or not you plan to attend in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope in a timely manner in order that it is received by us not later than twenty-four (24) hours before the Meeting.  No postage is required if mailed in the United States. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before your proxy has been voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the matters described above.

If your shares are held in “street name”, through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares via the enclosed voting instruction form or via the Internet (at www.proxyvote.com) or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meeting.

There are no appraisal rights available to shareholders in connection with the Merger.

Please do not send your certificates representing Ordinary Shares at this time. If the Merger Proposal is adopted and approved and the Merger is subsequently completed, instructions for surrendering your certificates in exchange for the Merger Consideration will be sent to you.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement and proxy card are available on our website under the Investors section at:
http://www.cimatron.com/

By order of the Board of Directors, /s/ YOSSI BEN-SHALOM Chairman of the Board of Directors

iv

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE
COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON TUESDAY, JANUARY 6, 2015

INTRODUCTION

We are furnishing this Proxy Statement to our shareholders in connection with the solicitation by our board of directors of proxies to be used at an extraordinary general meeting of shareholders, as it may be adjourned or postponed from time to time, which we refer to as the Meeting, to be held at our executive offices located at 11 Gush Etzion Street, 4th Floor, Givat Shmuel, 54030, Israel on Tuesday, January 6, 2015, at 10:00 a.m. (Israel time), and thereafter, as it may be adjourned from time to time.  We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about December 8, 2014 to the holders of our Ordinary Shares entitled to notice of, and to vote at, the Meeting.  All references to “Cimatron,” “the Company,” “we,” “us,” “our” and “our company,” or words of like import, are references to Cimatron Ltd. and its subsidiaries, references to “you” and “your” refer to our shareholders, all references to “$” or to “US$” are to United States dollars and references to “NIS” are to New Israeli Shekels.

At the Meeting, shareholders will be asked to consider and vote on the following:

1.           The approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Cimatron with Copernicus Acquisition Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a direct, wholly-owned subsidiary of 3D Systems, Inc., a California corporation (which we refer to as Parent), which itself is an indirect wholly-owned subsidiary of 3D Systems Corporation, a Delaware corporation (which we refer to as 3D Systems),  including approval of (we refer to this proposal collectively, including all aspects described below, as the Merger Proposal):

•
the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Cimatron, with Cimatron surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger);

•
the Agreement and Plan of Merger, dated as of November 23, 2014, as it may be amended from time to time, by and among Cimatron, Merger Sub, Parent, and, solely for purposes of guaranteeing the payment obligations of Parent thereunder, 3D Systems (which we refer to as the Merger Agreement);

•
the consideration to be received by Cimatron’s shareholders in the Merger, consisting of US$8.97 in cash, subject to potential reduction by a pro-rata (per share) portion of the amount (if any) by which Cimatron’s transaction expenses for the Merger exceed US$2 million (we refer to that cash consideration, as reduced (if at all), as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable taxes, for each ordinary share, nominal value NIS 0.10 per share, of Cimatron (which we refer to as an Ordinary Share) and each share of restricted stock held as of immediately prior to the effective time of the Merger (which we refer to as the Effective Time); and

i

•
all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement, including the payment of transaction bonuses to certain officers and directors of Cimatron in an amount of up to US $1.5 million, which will be included in the transaction expenses referred to above; and

2.           Any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings.

We currently know of no other business to be transacted at the Meeting, other than as set forth above; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Voting

Only holders of record of Ordinary Shares (including shares of restricted stock) at the close of business on December 1, 2014, which is the record date for the Meeting, are entitled to vote at the Meeting.  As of that date, there were 10,761,397 Ordinary Shares outstanding and entitled to vote.  Each Ordinary Share outstanding (including a share of restricted stock) on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

The presence at the Meeting of two or more Cimatron shareholders (in person or by proxy), who collectively hold shares possessing at least 25% of Cimatron’s voting power, will constitute a quorum.  Should no quorum be present 30 minutes after the time scheduled for the Meeting, the Meeting will be adjourned for a week and will be held on January 13, 2015 at the same time and place.  At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

Provided that a quorum is present, approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present (in person or by proxy) at the Meeting and voting on such proposal (not including abstentions and broker non-votes), excluding any Ordinary Shares that are held by Merger Sub, Parent, 3D Systems, or any person holding at least 25% of the means of control of any of them, or anyone acting on behalf of any of them, including any of their affiliates.

Proxies

Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by executing and delivering to Cimatron a proxy as detailed below.  If your Ordinary Shares are held in “street name” through a bank, broker or other nominee, you may complete a voting instruction form or go to www.proxyvote.com in order to direct such bank, broker or other nominee on how to vote your shares. In the alternative, you may obtain a legal proxy from such bank, broker or other nominee to vote your shares in person at the Meeting.

Proxies are being solicited by our board of directors and are being mailed together with this Proxy Statement.  Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact.  However, such parties will not receive additional compensation therefor.  We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding such proxy materials to the beneficial owners of our shares. We have also retained MacKenzie Partners, Inc., a professional proxy solicitation firm, to assist in the solicitation of proxies for the Meeting for a fixed fee, plus a nominal fee per shareholder contact, reimbursement of reasonable out-of-pocket expenses and indemnification against certain claims, liabilities, losses and expenses.

All Ordinary Shares represented by properly executed proxies received by us no later than twenty-four (24) hours prior to the Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies.  If no direction is indicated on the properly executed proxy, the shares will be voted “FOR” each of the matters described above.

We know of no other matters to be submitted at the Meeting other than as specified herein.  If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

A shareholder returning a proxy may revoke it at any time prior to commencement of the Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to us at our executive offices located at 11 Gush Etzion Street, Givat Shmuel, 54030, Israel, Attention: Chief Financial Officer, or via facsimile to +972-73-237-0267 or email to ilane@cimatron.com.

Required Vote

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, at the Meeting where a quorum is present and voting on the Merger Proposal, not including abstentions and broker non-votes and excluding Ordinary Shares held by 3D Systems, Parent, Merger Sub or by any person holding at least 25% of the means of control of any of them, or anyone acting on behalf of any of them, including any of their affiliates.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve, pursuant to Section 320 of the Companies Law, the Merger of the Company with Copernicus Acquisition Ltd., a company formed under the laws of the State of Israel (referred to as Merger Sub) and a direct, wholly-owned subsidiary of 3D Systems, Inc., a California corporation (referred to as Parent), which itself is an indirect wholly-owned subsidiary of 3D Systems Corporation, a Delaware corporation (referred to as 3D Systems), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Cimatron, with Cimatron surviving and becoming a direct, wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of November 23, 2014, as it may be amended from time to time, by and among Cimatron, Merger Sub, Parent, and, solely for purposes of guaranteeing the payment obligations of Parent thereunder, 3D Systems (which we refer to as the Merger Agreement); (iii) the consideration to be received by Cimatron’s shareholders in the Merger, consisting of US$8.97 in cash, subject to potential reduction by a pro-rata (per share) portion of the amount (if any) by which Cimatron’s transaction expenses for the Merger exceed US$2 million (we refer to that cash consideration, as reduced (if at all), as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable taxes, for each ordinary share, nominal value NIS 0.10 per share, of Cimatron (which we refer to as an Ordinary Share) and each share of restricted stock held as of immediately prior to the effective time of the Merger; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, including the payment of transaction bonuses to certain officers and directors of Cimatron in an amount of up to US$1.5 million, which will be included in the transaction expenses referred to above, as described in the Proxy Statement, dated December 5, 2014, sent by Cimatron to its shareholders in respect of this Meeting.”

Our board of directors recommends a vote “FOR” approval of the proposed resolution.

TABLE OF CONTENTS

INTRODUCTION	i
QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE MEETING	1
RISK FACTORS	9
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	12
THE PARTIES TO THE MERGER	13
Our Company	13
3D Systems and Parent	13
Merger Sub	13
THE EXTRAORDINARY GENERAL MEETING	15
Time and Place of the Meeting	15
Purposes of the Meeting; Proposed Resolutions	15
Recommendation of our Board of Directors	16
Record Date, Method of Voting and Quorum Requirements	16
Voting Rights and Vote Required	17
Adjournment	17
Voting Procedures; Revoking Proxies or Voting Instructions	17
Solicitation of Proxies	18
Questions and Additional Information	19
THE MERGER	20
Background of the Merger	20
Our Reasons for Approving the Merger	22
No Appraisal Rights; Objections by Creditors	27
Financing of the Merger	34
Material Tax Consequences of the Merger	35
Regulatory Matters	40
Interests of our Executive Officers and Directors in the Merger	43
THE MERGER AGREEMENT	45
MARKET PRICE INFORMATION	65
BENEFICIAL OWNERSHIP OF ORDINARY SHARES	66
WHERE YOU CAN FIND MORE INFORMATION	67
OTHER MATTERS	67

Appendix A
Agreement and Plan of Merger, dated as of November 23, 2014, by and among 3D Systems Inc., Copernicus Acquisition Ltd., Cimatron Ltd. and 3D Systems Corporation (solely with respect to certain provisions thereof)

Appendix B	Opinion of Prometheus Financial Advisory Ltd.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE MEETING

The following questions and answers are intended to briefly address certain commonly asked questions regarding the Merger, the Merger Agreement and the Meeting.  These questions and answers may not address all of the questions that may be important to you. Please refer to the more detailed information contained elsewhere in this Proxy Statement, the appendices attached to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you are urged to read carefully and in their entirety. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 67.

Q:	Why am I receiving this proxy statement?
A:
Cimatron is soliciting proxies for an extraordinary general meeting of shareholders of our company, which we refer to as the Meeting.  You are receiving this Proxy Statement because you owned ordinary shares of our company, nominal value NIS 0.10 per share, which we refer to as Ordinary Shares, on December 1, 2014, which is the record date for the Meeting, and that entitles you to vote at the Meeting.  By use of a proxy, you can vote your shares whether or not you attend the Meeting.  This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

Q:	What am I being asked to vote on?
A:
You are being asked to vote on the approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Cimatron with Copernicus Acquisition Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a direct, wholly-owned subsidiary of 3D Systems, Inc., a California corporation (which we refer to as Parent), which itself is an indirect wholly-owned subsidiary of 3D Systems Corporation, a Delaware corporation (which we refer to as 3D Systems), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Cimatron, with Cimatron surviving and becoming an wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of November 23, 2014, by and among Cimatron, Merger Sub, Parent, and, solely for purposes of guaranteeing the payment obligations of Parent thereunder, 3D Systems (which we refer to as the Merger Agreement); (iii) the consideration to be received by Cimatron’s shareholders in the Merger, consisting of US$8.97 in cash, subject to potential reduction by a pro-rata (per share) portion of the amount (if any) by which Cimatron’s transaction expenses for the Merger exceed US$2 million (we refer to that cash consideration, as reduced (if at all) as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable taxes, for each Ordinary Share and each share of restricted stock held as of immediately prior to the effective time of the Merger (which we refer to as the Effective Time); and (iv) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement, including the payment of transaction bonuses to certain officers and directors of Cimatron in an amount of up to US $1.5 million, which will be included in the transaction expenses referred to above (we refer to this proposal collectively as the Merger Proposal).

We do not currently expect there to be any other matters on the agenda at the Meeting; however, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

Q:	What will I receive in the Merger?
A:
Upon completion of the Merger, you will have the right to receive US$8.97 in cash per Ordinary Share, subject to potential reduction by a pro-rata (per share) portion of the amount (if any) by which Cimatron’s transaction expenses for the Merger exceed US$2 million, (we refer to that cash consideration, as reduced (if at all), as the Merger Consideration), without any interest thereon, and subject to applicable withholding taxes, if any (as described below under the question “Will taxes be withheld from the Merger Consideration that is paid to me in the Merger?”). As of the date hereof, we do not expect the Merger Consideration to reflect any reduction due to Cimatron’s transaction expenses exceeding US$2 million.

The Merger Consideration will be adjusted to reflect fully the appropriate effect of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, stock sale, reorganization, combination, exchange of shares or other similar transaction with respect to the Ordinary Shares having a record date on or after the date of the Merger Agreement and prior to the Effective Time. The Company’s right to effect any such adjustments to capital is, however, restricted under the Merger Agreement, and we do not therefore anticipate any such adjustments prior to the Effective Time.

You will not receive any shares in the surviving company, Parent or 3D Systems in connection with the Merger nor will you have any ownership interest in the surviving company, Parent or 3D Systems following the completion of the Merger.

Q:	When will the Merger be completed?
A:
We are working to complete the Merger as soon as practicable and expect to complete the Merger in the first quarter of 2015, but because the Merger is subject to governmental and regulatory approvals and certain other conditions, some of which are beyond our and 3D Systems’ control, the exact timing cannot be predicted nor can it be guaranteed that the Merger will ever be completed. Under Israeli law, at least 30 days must elapse from the date of the approval of the Merger by the shareholders of each of our company and Merger Sub before the Merger can become effective.  The Merger Agreement may be terminated if the Merger is not completed by March 23, 2015 (unless such date has been extended by mutual agreement of Parent and us), so long as the terminating party’s material breach of the Merger Agreement did not cause the failure to close the Merger. See the section of this Proxy Statement entitled “The Merger Agreement–Conditions to the Merger” beginning on page 59 for a summary description of these conditions.

Q:	Are there risks I should consider in deciding how to vote on the Merger?
A:	Yes. You should read carefully this Proxy Statement in its entirety, including the factors discussed in the section “Risk Factors” beginning on page 9.

Q:	Will I receive a dividend distribution in the first quarter of 2015 based on Cimatron’s 2014 annual distributable profits?
A:	No. Given the contemplated Merger (and restrictions imposed upon us under the Merger Agreement), we will not be declaring any dividend distributions if the Merger is consummated.
Q:	When and where is the Meeting?
A:
The Meeting will be held on January 6, 2015, at 10:00 a.m. (Israel time) at our executive offices located at 11 Gush Etzion St., 4th Floor, Givat Shmuel 54030, Israel. In lieu of your attending the Meeting in person, your shares can be represented and voted at the Meeting via proxy, as described below under the Q&A titled “How do I vote?”

Q:	What vote is required for Cimatron shareholders to approve the Merger Proposal?
A:
The approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, at the Meeting where a quorum is present and voting on the Merger Proposal, not including abstentions and broker non-votes and excluding any Ordinary Shares that are held by Merger Sub, Parent, 3D Systems or by any person holding at least 25% of the means of control of any of them, or anyone acting on behalf of any of them, including any of their affiliates.

Q:	How does Cimatron’s board of directors recommend that I vote?
A:
Our board of directors has unanimously adopted and approved the Merger Agreement and approved the Merger and the other transactions contemplated by the Merger Agreement, and unanimously recommends that you vote “FOR” the approval of the Merger Proposal.

Q:	Why is Cimatron’s board of directors recommending that I vote “FOR” the approval of the Merger Proposal?
A:
Our board of directors has determined that the terms and provisions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of our company and our shareholders.  For additional information see the sections of this Proxy Statement entitled “The Merger – Background of the Merger” beginning on page 20 and “The Merger–Our Reasons for Approving the Merger” beginning on page 22.

Q:	Should I send my share certificates now?
A:
No.  Once all conditions to closing of the Merger are satisfied, including, but not limited to, receipt of all governmental and regulatory approvals, we will be able to effect the closing of the Merger.  In the event that all closing conditions are fulfilled, the closing of the Merger will occur and payment will be made to the paying agent appointed by Parent, which we refer to as the Paying Agent.  Promptly following the Effective Time (but no later than three business days thereafter), the Paying Agent will send you a letter of transmittal with detailed instructions regarding the surrender of your certificates representing Ordinary Shares or the transfer of your Ordinary Shares held in book entry form, as applicable, and any other documentation that is required for you to receive the Merger Consideration. You should not send your certificates representing Ordinary Shares to us or anyone else until you receive such instructions. If you are a holder of record immediately prior to the Effective Time, promptly after the Merger is completed, the Paying Agent will send you a letter of transmittal with detailed instructions regarding the surrender of your certificates representing Ordinary Shares or the transfer of your Ordinary Shares held in book entry form, as applicable, and any other required documentation, including a United States Internal Revenue Service, which we refer to as the IRS, Form W-9 or appropriate Form W-8 (as applicable) and a tax declaration form and a representation as to whether or not you are an Israeli resident, which we refer to as the Tax Declaration Form, to facilitate payment in exchange for the Merger Consideration for each Ordinary Share that you hold. If your shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender or transfer of your “street name” shares in exchange for the Merger Consideration, and you will be required to deliver an IRS Form W-9 or appropriate Form W-8 (as applicable) and a Tax Declaration Form prior to receiving the Merger Consideration.

Q:
If you do not deliver an IRS Form W-9 or Form W-8 (as applicable), you may be subject to United States backup withholding as described in the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Certain United States Federal Income Tax Consequences.” If you do not deliver a Tax Declaration Form or you indicate you are a resident of Israel on the Tax Declaration Form, Israeli withholding tax will be withheld from the Merger Consideration paid to you as described in the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Israeli Income Tax Consequences” beginning on page 35. Please also see the question below “Will taxes be withheld from the Merger Consideration that is paid to me in the Merger?”

Will taxes be withheld from the Merger Consideration that is paid to me in the Merger?

A:
It depends on your tax status and the documents that you submit to the Paying Agent when you receive a letter of transmittal upon the consummation of the Merger.
With respect to withholding of U.S. taxes, if you are a United States Holder (as defined under “The Merger–Material Tax Consequences of the Merger–Israeli Income Tax Consequences” below), proceeds from the exchange of Ordinary Shares pursuant to the Merger generally will be subject to backup withholding at the applicable rate (currently 28%) unless you provide a valid taxpayer identification number and comply with certain certification procedures (generally by providing a properly completed IRS Form W-9) or otherwise establish an exemption from backup withholding.  If you are not a United States Holder, you must complete an appropriate IRS Form W-8 that certifies that you are not a United States person, or you must otherwise establish an exemption from backup withholding in order to avoid the withholding of U.S. taxes on the payment of the Merger Consideration.

As to the withholding of Israeli taxes, pursuant to an Israeli tax ruling that we expect to receive prior to the Effective Time, the following rules will apply:

(1)   payments to be made to eligible Israeli brokers or Israeli financial institutions will not be subject to Israeli withholding tax, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law;

(2)   Payments to be made to eligible foreign brokers or foreign financial institutions on behalf of eligible Israeli brokers or Israeli financial institutions will not be subject to Israeli withholding tax, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law;

(3)   payments to be made to shareholders who certify that they (i) acquired their Ordinary Shares on or after Cimatron’s initial public offering on NASDAQ on March 13, 1996, (ii) are non-Israeli residents for purposes of the Israeli Income Tax Ordinance (New Version), 1961, and (iii) are not “5% shareholders” (as defined below), will not be subject to Israeli withholding tax; and

(4)   payments to be made to shareholders who are not described in clauses (1), (2) and (3) above will be subject to Israeli withholding tax at the fixed rate of up to 26.5% of the gross proceeds payable to them.

There can be no assurance that we will receive the foregoing tax ruling, and even if we do, there can be no assurance that we will receive it in a manner that is timely enough to enable us to implement it for the withholding of Israeli taxes from the Merger Consideration.
Please see “The Merger–Material Tax Consequences of the Merger” beginning on page 35 below for more information concerning the withholding of taxes from the Merger Consideration.

We urge you to consult your tax advisor with respect to the specific tax consequences of the Merger to you in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

Q:	What effects will the proposed Merger have on our company?
A:
As a result of the Merger, we will cease to be a publicly-traded company and will become a privately-held company that is a direct, wholly-owned subsidiary of Parent. Following the completion of the Merger, the registration of the Ordinary Shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, will be terminated upon notification to the U.S. Securities and Exchange Commission, which we refer to as the SEC. In addition, upon completion of the Merger, the Ordinary Shares will no longer be listed on the NASDAQ Capital Market.

Q:	What happens if the Merger is not completed?
A:
If the Merger is not completed for any reason, our shareholders will not receive any Merger Consideration for their Ordinary Shares. Instead, we will remain a public company and the Ordinary Shares will continue to be listed on the NASDAQ Capital Market. Under certain circumstances related to a termination, as specified in the Merger Agreement, we may be required to pay Parent a termination fee as described in the section of this Proxy Statement entitled “The Merger Agreement–Termination Fee” beginning on page 63.

Q:	What interests do the directors and executive officers of our company have in the Merger?
A:
In considering the recommendation of our board of directors with respect to the Merger Agreement and the Merger, you should be aware that certain of our officers and directors have agreements or arrangements that provide them interests in the Merger that may be different from, or in addition to, the interests of other Cimatron shareholders, including:

•      members of our management and our directors may receive up to $1.5 million, in the aggregate, in bonuses upon the effectiveness of the Merger;

•      certain indemnification and insurance provisions in favor of our directors and officers are included in the Merger Agreement; and

•      the restrictions on outstanding awards of restricted stock held by our directors and executive officers (similarly to restricted stock held by employees or other persons generally) will lapse in an accelerated manner when the Merger becomes effective and will entitle the holders thereof to receive an amount of cash equal to the number of Ordinary Shares underlying such awards multiplied by the Merger Consideration.

For additional details, see “The Merger–Interests of our Executive Officers and Directors in the Merger” beginning on page 43.

Our audit committee and board of directors were aware of these different or additional interests in determining to approve and adopt the Merger Agreement and the Merger, and to recommend to Cimatron shareholders that they vote in favor of the Merger Proposal.

Q.	What do I need to do now?
A.
This Proxy Statement contains important information regarding the Merger as well as information about us. It also contains important information regarding the factors considered by our board of directors in evaluating the Merger. You are urged to read this Proxy Statement carefully and in its entirety. You should also complete, sign and date the enclosed proxy card and return it in the enclosed envelope. You should also review the documents referenced under the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 67.

Q.	How do I vote?
A.
You should indicate on the enclosed proxy card how you want to vote, and date, sign and mail it in the enclosed envelope as soon as possible, so that your shares can be voted at the Meeting. The Meeting will take place on January 6, 2015 at 10:00 a.m. (Israel time), at our executive offices located at 11 Gush Etzion St., 4th Floor, Givat Shmuel 54030, Israel. Whether or not you submit a proxy, you may attend the Meeting and vote your shares in person.

Q:	What do I do if I want to change my vote?
A:
You may send a written notice of revocation, or send a later-dated, completed and signed proxy card relating to the same shares, to us at our executive offices located at 11 Gush Etzion St., Givat Shmuel 54030, Israel, Attention: Chief Financial Officer, so it is received prior to the Meeting. Ordinary Shares represented by properly executed proxies received by us not later than twenty-four (24) hours prior to the Meeting will be voted at the Meeting in accordance with the directions on the proxies, unless such proxies have been previously revoked or superseded.  Alternatively, you may attend the Meeting and vote in person. Attendance in and of itself will not, however, revoke a prior proxy card that you have submitted.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?
A:
Your bank, broker or other nominee will vote your shares only if you provide instructions to your bank, broker or other nominee on how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares and be certain to provide your bank, broker or other nominee with instructions on how to vote your shares. You may be able to provide such instructions via the Internet (at www.proxyvote.com). If your shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Q:	Who can vote at the Meeting?
A:
Only those holders of record of outstanding Ordinary Shares (including shares of restricted stock) at the close of business on December 1, 2014, which is the record date for the Meeting, are entitled to vote at the Meeting.  As of that date, there were 10,761,397 Ordinary Shares outstanding and entitled to vote.  Each Ordinary Share entitles its holder to one vote at the Meeting.

Q:	What happens if I sell my shares before the Meeting?
A:
The record date for the Meeting is earlier than the Meeting and the date that the Merger is expected to be completed. If you transfer your Ordinary Shares after the record date but before the Meeting, you will retain your right to vote at the Meeting, but will have transferred the right to receive the Merger Consideration with respect to such Ordinary Shares. In order to receive the Merger Consideration, you must hold your Ordinary Shares through the completion of the Merger.

Q:	Am I entitled to appraisal rights in connection with the Merger?
A:
No. Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger. However, under the Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court.  See “The Merger–No Appraisal Rights; Objections by Creditors” on page 27.

Q:	Who will pay the costs of soliciting votes for the Meeting?
A:
We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing the proxy materials and soliciting votes with respect to the Meeting. In addition to the mailing of the proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We have also retained MacKenzie Partners, Inc., a professional proxy solicitation firm, to assist in the solicitation of proxies for the Meeting for a customary fixed fee, plus a nominal fee per shareholder contact, reimbursement of reasonable out-of-pocket expenses and indemnification against certain claims, liabilities, losses and expenses. In addition, we will reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our Ordinary Shares.

Q:	Who can help answer my questions?
A:
If you have additional questions about the Merger Agreement or the Merger, or would like additional copies of this Proxy Statement or the enclosed proxy card, you should contact:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Tel: (212) 929-5500 (Call Collect) or
Call Toll-Free (800) 322-2885

RISK FACTORS

In addition to the other information included in this Proxy Statement, including the matters addressed under the caption titled “Cautionary Statement Regarding Forward-Looking Statements” on page 12, you should consider carefully the following risk factors in determining how to vote at the Meeting.  The following is not intended to be an exhaustive list of the risks related to the Merger and you should read and consider the risk factors described under Part 1, Item 3.D, “Key Information — Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, which we filed with the SEC on April 30, 2014, and which is incorporated by reference into this Proxy Statement.

Failure to complete the Merger could negatively impact our stock price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement–Conditions to the Merger” beginning on page 59, including that:

•	shareholder approval of the Merger Proposal be obtained at the Meeting;

•	a one month competition law waiting period expire or be terminated early (and that any investigation or extension thereof be completed) in Germany;

•	no Company Material Adverse Effect shall have occurred since the signing of the Merger Agreement; and

•
there shall not be pending or overtly threatened in writing any legal or regulatory action in which a governmental authority is or is threatened to become a party or is otherwise involved relating to the Merger and seeking to obtain from Parent or its subsidiaries, or from our company or any of our subsidiaries, any damages or other relief that may reasonably be expected to result in damages in excess of approximately $4.8 million.

No assurance can be given that each of the conditions will be satisfied.  In addition, the Merger Agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement–Termination Provisions” beginning on page 61.  If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed.  If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Merger, we will be subject to a number of risks, including the following:

•
we may be required to pay Parent a termination fee, if the Merger is terminated under certain circumstances described in the section entitled “The Merger Agreement– Termination Fee” beginning on page 63.

•	we will be required to pay certain costs relating to the Merger, including legal and accounting fees, if the Merger is not completed;

•	the price of our Ordinary Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;

•
under the Merger Agreement, we are subject to certain restrictions on the conduct of our business prior to completing the Merger that may affect our ability to execute certain of our business strategies; and

•
during the period before completion of the Merger our management’s attention may be diverted from the day−to−day business of the Company, which could otherwise have been devoted to other opportunities that may have been beneficial to us as an independent company, and there may be unavoidable disruptions to our employees and our relationships with customers and suppliers.

We also could be subject to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against us to perform our obligations under the Merger Agreement.  If the Merger is not completed, these risks may materialize and may adversely affect the price of our Ordinary Shares, our business, financial condition, results of operations or prospects.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the Merger Proposal.

Some of the members of management and our board of directors may have interests that differ from, or are in addition to, their interests as shareholders, which are described in the section entitled “The Merger–Interests of our Executive Officers and Directors in the Merger” beginning on page 43.  These interests could cause management or members of our board of directors to have a conflict of interest in recommending approval of the Merger Proposal.

The fact that there is a merger pending could harm our business, revenue and results of operations.

While the Merger is pending, it creates uncertainty about our future.  As a result of this uncertainty, customers may decide to delay, defer or cancel purchases of our products pending completion of the Merger or termination of the Merger Agreement.  If these decisions represent a significant portion of our anticipated revenue, our results of operations and quarterly revenues could be substantially below the expectations of investors.  If as a result there is a Company Material Adverse Effect (as defined herein), Parent may have a right to terminate the Merger Agreement without paying any termination fee.

In addition, while the Merger is pending, we are subject to a number of risks that may harm our business, revenue and results of operations, including:

•	the diversion of management and employee attention and the unavoidable disruption to our relationships with customers and suppliers may detract from our ability to grow revenues and minimize costs;

•	we have and will continue to incur expenses related to the Merger prior to its closing; and

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities.

Our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Merger.  This uncertainty may adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other transactions that may be favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations.  Under specified circumstances, including in connection with a failure of our Company to reaffirm publicly the recommendation to our shareholders regarding the Merger and the Merger Agreement following a publicly disclosed alternative acquisition proposal and a concurrent termination by Parent of the Merger Agreement, we will be obligated to pay Parent a termination fee of approximately $4.8 million, and, under specified circumstances, including if we enter into a definitive agreement for an alternate transaction prior to the Meeting, we will also be obligated to reimburse Parent its fees and expenses in connection with the transactions contemplated by the Merger Agreement.  These provisions could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the Merger.

If the Merger is not consummated by March 23, 2015, either we or Parent may, under certain circumstances which may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement–Conditions to the Merger” beginning on page 59 and set forth in the Merger Agreement attached to and included in this Proxy Statement as Appendix A.  The fulfillment of certain of these conditions is beyond our control, such as the expiration or early termination of a one-month competition law waiting period (and any extension thereof) in Germany.  If the Merger has not been completed by March 23, 2015, either the Company or Parent may terminate the Merger Agreement, unless the failure of the Merger to be completed has resulted from or was principally caused by the failure of the party seeking to terminate the Merger Agreement to perform its obligations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Proxy Statement, including information set forth or incorporated by reference in this document, contains statements that constitute forward-looking information statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding 3D Systems’ and Cimatron’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, and statements contained in the sections of this Proxy Statement entitled “Questions and Answers About the Transaction and the Meeting,” “The Merger” and “Regulatory Matters” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors.

In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, including with respect to the Merger. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

THE PARTIES TO THE MERGER

Our Company

Cimatron Ltd. is a provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. We seek to provide comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time. Our product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, mill-turn, rotary milling, multi-task machining, and tombstone machining. Our subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide. As of September 30, 2014, we had total assets of $40.7 million, total liabilities of $16.5 million and total shareholder equity of $24.2 million, and for the quarter then ended, we had total revenues of $11.2 million.  Our ordinary shares, nominal value NIS 0.10 per share, which we refer to as Ordinary Shares, are listed on the NASDAQ Capital Market under the symbol “CIMT.” We are a foreign private issuer and file periodic reports with the SEC pursuant to Sections 13 and 15(d) of the Exchange Act.  See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 67.

Cimatron’s principal offices are located at 11 Gush Etzion Street, Givat Shmuel, 54030, Israel.

This Proxy Statement incorporates important business and financial information about Cimatron from other documents that are not included in or delivered with this information statement.  For a list of the documents incorporated by reference in this information statement, see “Where You Can Find More Information” for more information.

3D Systems and Parent

3D Systems Corporation, which we refer to as 3D Systems, is a Delaware corporation that is a provider of 3D printing centric design-to-manufacturing solutions, including 3D printers, print materials and cloud sourced on-demand custom parts for professionals and consumers alike in materials including plastics, metals, ceramics and edibles. 3D Systems also provides a variety of perceptual devices including 3D scan-to-CAD, freeform modeling and inspection tools. Its products and services replace and complement traditional methods and reduce the time and cost of designing new products by printing real parts directly from digital input. These solutions are used to rapidly design, create, communicate, prototype or produce real parts, empowering customers to manufacture the future.  As of September 30, 2014, 3D Systems had total assets of $1.5 billion, total liabilities of $199.8 million and total stockholders’ equity of $1.3 billion, and for the quarter then ended, it had total revenues of $166.9 million. 3D Systems’ common stock, par value $ 0.001 per share, are listed on the New York Stock Exchange under the symbol “DDD.” The principal executive offices of 3D Systems are located at 333 Three D Systems Circle, Rock Hill, South Carolina 29730, and its telephone number is (803) 326-3900.

Parent is a California corporation that is an indirect, wholly-owned subsidiary of 3D Systems. Parent was incorporated in 1986 and conducts all of the operations of 3D Systems through Parent or its subsidiaries. The principal executive offices of Parent are located at c/o 3D Systems Corporation, 333 Three D Systems Circle, Rock Hill, South Carolina 29730, and its telephone number is (803) 326-3900.

Merger Sub

Copernicus Acquisition Ltd., which we refer to as Merger Sub, is an Israeli company and a direct, wholly-owned subsidiary of Parent and indirect, wholly-owned subsidiary of 3D Systems that was formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business, except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. The principal executive offices of Merger Sub are located at c/o 3D Systems Corporation, 333 Three D Systems Circle, Rock Hill, South Carolina 29730, and its telephone number is (803) 326-3900.

THE EXTRAORDINARY GENERAL MEETING

Time and Place of the Meeting

This Proxy Statement is being furnished to holders of Ordinary Shares in connection with the solicitation of proxies by and on behalf of our board of directors for use at the Meeting to be held on January 6, 2015, at 10:00 a.m. (Israel time), at our executive offices located at 11 Gush Etzion St., 4th Floor, Givat Shmuel 54030, Israel, and at any adjournment or postponement thereof. We are first mailing this Proxy Statement, the accompanying Notice of Extraordinary General Meeting of Shareholders, letter to shareholders and proxy card on or about December 8, 2014 to all holders of Ordinary Shares entitled to vote at the Meeting.

Purposes of the Meeting; Proposed Resolutions

Merger Proposal. At the Meeting, our shareholders will consider and vote on the Merger Proposal, which is a proposal to approve the Merger, the Merger Agreement, and the other transactions contemplated by the Merger Agreement. To approve the Merger Proposal, it is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve, pursuant to Section 320 of the Companies Law, the merger of the Company with Copernicus Acquisition Ltd. (“Merger Sub”), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of 3D Systems, Inc., a California corporation (“Parent”), which itself is an indirect wholly-owned subsidiary of 3D Systems Corporation, a Delaware corporation, including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly-owned subsidiary of Parent (the “Merger”); (ii) the Agreement and Plan of Merger, dated as of November 23, 2014, by and among the Company, Merger Sub, Parent and 3D Systems Corporation, a Delaware corporation (the “Merger Agreement”); (iii) the consideration to be received by the Company’s shareholders in the Merger, consisting of $8.97 in cash, subject to potential reduction by a pro-rata (per share) portion of the amount (if any) by which the Company’s transaction expenses relating to the Merger exceed US $2 million, without any interest thereon (the “Merger Consideration”), subject to the withholding of any applicable taxes, for each Ordinary Share (and each share of restricted stock) held as of immediately prior to the effective time of the Merger; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, including the payment of transaction bonuses to certain officers and directors of the Company in an amount of up to US $1.5 million, which will be included in the transaction expenses referred to above, as described in the Proxy Statement, dated December 5, 2014, sent by the Company to its shareholders in respect of this Meeting.”

Our shareholders must approve the Merger Proposal in order for the Merger to occur. If the shareholders fail to approve and adopt the Merger Proposal, the Merger will not occur. For more information about the Merger and the Merger Agreement, see the sections of this Proxy Statement entitled “The Merger” and “The Merger Agreement” beginning on pages 20 and 45, respectively.

Other Matters. You will also consider any other business that may properly come before the Meeting or any adjournment or postponement of the Meeting. We do not expect there to be any other matters on the agenda at the Meeting.

Recommendation of our Board of Directors

OUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU AND THE OTHER SHAREHOLDERS OF THE COMPANY VOTE “FOR” THE MERGER PROPOSAL. See “The Merger–Our Reasons for Approving the Merger” beginning on page 22.

Record Date, Method of Voting and Quorum Requirements

In accordance with the Companies Law and our Articles of Association, our board of directors has fixed December 1, 2014 as the record date for determining the shareholders entitled to vote at the Meeting. Accordingly, you are entitled to vote at the Meeting only if you were a record holder of Ordinary Shares (including shares of restricted stock) at the close of business on that date, irrespective of the amount of Ordinary Shares in your possession on such date.  As of the record date, there were 10,761,397 Ordinary Shares (including shares of restricted stock) outstanding and entitled to vote.  Your shares may be voted at the Meeting only if you are present or your shares are represented by a valid proxy.

You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in “street name” as beneficial owner. Shares held in “street name” are shares held on your behalf by a bank, a broker in a stock brokerage account or a nominee.

The method of voting differs for shares held as a record holder and shares held in “street name.” Record holders will receive proxy cards. Holders of shares in “street name” will receive voting instruction forms in order to instruct their banks, brokers or other nominees on how to vote, and may also provide such instructions via the Internet, at www.proxyvote.com.

Proxy cards and voting instruction forms are being solicited on behalf of our board of directors from our shareholders in favor of the proposals as described in this Proxy Statement.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction forms. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which shares are held.

Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction form you receive.

A quorum must be present in order for the Meeting to be held. At least two shareholders present, in person or by proxy, and holding or representing, in the aggregate, at least twenty-five percent (25%) of the voting power of our company, will constitute a quorum at the Meeting. Ordinary Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting will stand adjourned until one week thereafter at the same time and place. At the adjourned meeting, two or more shareholders (regardless of the percentage of our Ordinary Shares held by them) who are present will constitute a quorum for the business for which the original Meeting was called.

Voting Rights and Vote Required

Each Ordinary Share (including a share of restricted stock) outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

Approval of the Merger Proposal requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof), excluding any Ordinary Shares that are held by Merger Sub, Parent, 3D Systems, or any person holding at least 25% of the means of control of any of them, or anyone acting on behalf of any of them, including any of their affiliates.

A proxy card of a record shareholder that is signed and returned that does not indicate a vote “FOR” or “AGAINST” a proposal will be counted as a vote “FOR” such proposal.

A bank, broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners. However, such bank, broker or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Merger Proposal to be voted on at the Meeting, without instructions from the customer. This is referred to as a broker non-vote. Shares held by a bank, broker or nominee that are not voted at the Meeting because the customer has not provided instructions to the bank, broker or nominee will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

Adjournment

If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting will stand adjourned until one week thereafter at the same time and place. At the adjourned meeting, two or more shareholders (regardless of the percentage of our Ordinary Shares held by them) who are present will constitute a quorum for the business for which the original Meeting was called.

The Meeting may also be adjourned or postponed at the request of Parent one time, based on a request provided to the Company at least three days prior to the initial date of the Meeting and for a period not to exceed seven days from the initial date of the Meeting.

Voting Procedures; Revoking Proxies or Voting Instructions

Shareholders of Record

If you are a shareholder of record, meaning that your Ordinary Shares and your share certificate(s) were registered in your name with us and our transfer agent as of the record date, you may vote (a) in person by attending the Meeting or (b) by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

You may revoke your proxy at any time before the vote is taken at the Meeting by (a) delivering to us at our executive offices located at 11 Gush Etzion St., Givat Shmuel 54030, Israel, Attention: Chief Financial Officer, or to us via facsimile (to the attention of our Chief Financial Officer) at +972-73-237-0267 or email (ilane@cimatron.com), a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) by properly submitting a later-dated proxy relating to the same shares or (c) by attending the Meeting and voting in person (although attendance at the Meeting will not, by itself, revoke a proxy). Ordinary Shares represented by properly executed proxies received by us no later than twenty-four (24) hours prior to the Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to us at our executive offices located at 11 Gush Etzion St., Givat Shmuel 54030, Israel, Attention: Chief Financial Officer, or via facsimile (+972-73-237-0267) or email (ilane@cimatron.com).

You may also be represented by another person present at the Meeting by executing a proxy designating such person to act on your behalf.

As a shareholder of record, if you sign, date and return your proxy card without indicating how you want to vote, your Ordinary Shares will be voted “FOR” all of the proposals on the agenda of the Meeting and, in the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

Shares Held in Street Name

If you hold your Ordinary Shares in “street name” through a bank, broker or other nominee you should follow the directions on the voting instruction form that you receive from your bank, broker or other nominee as to how to instruct how your shares should be voted (which may include providing your instructions via the Internet, at www.proxyvote.com). If your Ordinary Shares are held in “street name” and you wish to vote such shares by attending the Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee. If your Ordinary Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Voting of Proxies

All shares represented at the Meeting by valid proxies that we receive in time for the Meeting as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your Ordinary Shares will be voted “FOR” the proposals on the agenda of the Meeting and, in the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

Solicitation of Proxies

This proxy solicitation is being made and paid for by us on behalf of our board of directors. In addition to solicitation by mail, our directors, officers and employees of our company may solicit proxies for the Meeting from our shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.

Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Ordinary Shares held of record by those persons, and we will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

We have also retained MacKenzie Partners, Inc., a professional proxy solicitation firm, to assist in the solicitation of proxies for the Meeting for a fixed fee, plus a nominal fee per shareholder contact, reimbursement of reasonable out-of pocket expenses and indemnification against certain claims, liabilities, losses and expenses.

SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING ORDINARY SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR CERTIFICATES IN EXCHANGE FOR THE MERGER CONSIDERATION.

SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Questions and Additional Information

If you have questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instruction form, please contact our proxy solicitor, MacKenzie Partners, Inc. at telephone (US) (212) 929-5500 (collect) or 1-800-322-2885 (toll free).

THE MERGER

The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement to this Proxy Statement as Appendix A and we urge that you read it carefully and in its entirety.

Background of the Merger

The senior management team and board of directors of our company actively monitor and assess developments in the CAD/CAM software, and the traditional and additive manufacturing industries.  In addition, the board of directors and senior management of Cimatron regularly consider and evaluate options for achieving our company’s long-term strategic goals and enhancing shareholder value as an independent company and alternatives for business combination transactions to enhance shareholder value.

Further towards the purpose of enhancing shareholder value via a business combination transaction, over the course of the five years preceding our entry into the Merger Agreement, our board of directors and management actively engaged in seeking, raising interest and negotiating business combination transactions with many potential acquirers, none of which turned out to be suitable from the perspective of the Company’s business operations (vis-à-vis potential synergies and/or value enhancement).  Furthermore, no such discussions led to a proposed acquisition of the Company at a price comparable to that under the Merger Proposal.

In 2012, Cimatron and a third party held lengthy and detailed discussions regarding a potential acquisition of Cimatron. Such discussions included extensive negotiations, including concerning the terms of an acquisition agreement. During the fourth quarter of 2012, the negotiations with such third party failed. The price offered in such transaction was substantially lower than the price proposed pursuant to the Merger Agreement.

On January 18, 2013, our Chairman of the Board, Yossi Ben-Shalom, and our President North America and director, William Gibbs, met 3D Systems’ President and Chief Executive Officer, Mr. Abraham N. Reichental, at the headquarters of Needham & Company LLC, which we refer to as Needham, to discuss Cimatron’s business and future prospects and a potential acquisition of Cimatron by 3D Systems. Following preliminary discussions, it was determined not to proceed with such potential acquisition at such time.

In the summer of 2014, Cimatron, at the direction of its board of directors, engaged in preliminary discussions with a financial acquirer regarding a possible acquisition of all of the Ordinary Shares. During these discussions, the acquirer proposed orally to acquire Cimatron for cash consideration of $8.00 per share.  This discussion did not progress past a preliminary stage.

On August 4, 2014, Mr. Reichental, Mr. Ben-Shalom and representatives from Needham met by phone. During that meeting, Mr. Ben-Shalom provided an update regarding Cimatron’s business and prospects. Mr. Reichental and representatives from Needham discussed 3D Systems’ interest in Cimatron’s business, and the potential strategic and other benefits that a business combination could offer.  Following this meeting, Mr. Ben-Shalom updated our management team.

Following the August 4, 2014 meeting, on August 29, 2014, our Chief Executive Officer and director, Mr. Danny Haran, met with Mr. Reichental.

On September 5, 2014 3D Systems sent a preliminary, non-binding, indication of interest for a proposed acquisition of Cimatron by 3D Systems.  In the indication of interest, 3D Systems indicated that its indication of interest was subject to certain conditions, including approval of the proposed Merger by 3D Systems’ board of directors, 3D Systems conducting a due diligence review of Cimatron, and negotiating definitive documentation for the proposed acquisition. Separately, 3D Systems presented a draft form of exclusivity agreement.

Between September 5, 2014 and September 15, 2014, negotiations took place between the parties, with accompanying updates being provided by our Chairman of the Board and our management to our board of directors. By September 15, 2014, the parties were able to finalize the indication of interest.

On September 15, 2014, Mr. Ben-Shalom and our management presented the final-form non-binding indication of interest to our board of directors at a meeting of the board.  At the meeting of the Cimatron board, representatives from Cimatron’s legal counsel, Meitar Liquornik Geva Leshem Tal, which we refer to as Meitar, outlined legal matters relevant to the Cimatron board’s process and decision-making with respect to the evaluation of 3D Systems’ indication of interest and the various fiduciary duty issues related thereto.  The board decided to approve the indication of interest and to authorize Mr. Haran to execute it on the Company’s behalf.  Together with the indication of interest 3D Systems provided an exclusivity letter, whereby Cimatron agreed to negotiate exclusively with 3D Systems towards finalizing definitive documentation for the potential transaction for a period of 60 days. The board of directors furthermore authorized the execution of a confidentiality agreement with 3D Systems in connection with its due diligence review of Cimatron.

Between September 15, 2014 and November 12, 2014, 3D Systems conducted additional business, financial, accounting and legal due diligence of Cimatron and negotiated definitive documentation regarding the proposed transaction.

On October 2, 2014, Cimatron engaged Prometheus Financial Advisory Ltd., which we refer to as Prometheus, as Cimatron’s special financial advisor in respect of the proposed transaction.

On October 8, 2014, Mr. Haran, met with Mr. Abraham Reichental and representatives of 3D Systems at 3D Systems’ headquarters in Rock Hill, South Carolina, to continue discussions regarding the potential business combination between 3D Systems and Cimatron.

On November 12, 2014, Cimatron’s board of directors held a meeting at which a representative of Meitar was present.  During the course of the meeting, Cimatron’s board of directors discussed the status of the discussions with 3D Systems regarding the potential merger transaction.  Following discussion, the board of directors determined to continue to pursue the potential transaction with 3D Systems, and to agree to 3D Systems' request to extend the exclusivity, until December 1, 2014.  Following this meeting, Cimatron and 3D Systems entered into an extension of the exclusivity agreement to which they were party, until December 1, 2014.

On November 21, 2014, the audit committee of Cimatron’s board of directors met to review, evaluate and approve, in accordance with the Companies Law, the terms for the acquisition of Cimatron by 3D Systems.  A representative of Meitar was present at the meeting. The committee members discussed the proposed terms and also reviewed a report that had been prepared by Prometheus. The report analyzed the fairness, from a financial point of view, of the proposed Merger Consideration of $8.97 per share (subject to potential reduction by a pro-rata (per share) portion of the amount (if any) by which Cimatron’s transaction expenses for the Merger exceed US$2 million). After discussion, the audit committee resolved to recommend to Cimatron’s board of directors the approval of the Merger, the Merger Agreement and the transactions contemplated thereby.

On November 23, 2014, the compensation committee of the Company’s board of directors met to review, evaluate and approve the transaction bonuses to be paid to certain officers and directors of the Company, in an aggregate amount of up to $1.5 million, which will be included in the transaction expenses referred to above. A representative of Meitar was present at the meeting. The committee members discussed the proposed bonuses and approved the allocation thereof. In addition, the committee discussed and approved the purchase of a D&O tail insurance prior to the consummation of the Merger.

On November 23, 2014, Cimatron’s board of directors held a meeting at which representatives of Meitar and Prometheus, as well as Mr. Ilan Erez, Cimatron’s Chief Financial Officer, were present. The purpose of the meeting was to consider the final terms of the proposed merger transaction with 3D Systems.  Prometheus presented to the board the process and conclusion of its analysis of the fairness, from a financial perspective, of the proposed Merger Consideration to Cimatron’s shareholders. As part of the discussion of the proposed merger with 3D Systems and the terms of the proposed merger agreement with 3D Systems, the Cimatron board of directors reviewed the status of any other known alternative business combination transactions.  Following discussion, the Cimatron board of directors approved the 3D Systems Merger Agreement.

On November 23, 2014, Cimatron and 3D Systems entered into the Merger Agreement, and on November 24, 2014, Cimatron and 3D Systems announced the execution of the Merger Agreement.

Our Reasons for Approving the Merger

Our board of directors unanimously determined that the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Cimatron and its shareholders, and considering the financial position of the merging companies, no reasonable concern exists that the Company will be unable to fulfill its obligations to its creditors existing as of immediately prior to the closing, and approved the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement and determined to recommend that the Cimatron shareholders approve the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

In evaluating the Merger, our board of directors consulted with Cimatron’s management and Cimatron’s legal, financial and other outside professional advisors and considered various information and factors in connection with the Merger, including those material factors described below.  Among the information and material factors considered by our board of directors were the following:

Financial Condition; Prospects of Company; Potential Synergies

•
The Company’s current and historical financial condition, results of operations, competitive position, strategic options and prospects, as well as the financial plan and prospects if the Company were to remain an independent public company, and the potential impact of those factors on the trading price of the Ordinary Shares (which is not feasible to quantify numerically).

•
The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving its growth in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the CAD/CAM software industry specifically, (ii) the current and prospective competitive climate in both the CAD/CAM software and manufacturing industries and among Cimatron’s end customers and the likelihood of consolidation in such industries, (iii) the likelihood that new market entrants may attempt to acquire CAD/CAM software technology, and the likelihood that the Company is likely to compete with additional, new companies in the future, and (iv) the “Risk Factors” set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

•	Potential synergies between Cimatron and 3D Systems:

•
Cimatron’s modular, high-performance, CAD/CAM software products may support and enhance 3D Systems’ capabilities in these areas of demand. Furthermore, Cimatron's knowhow with mold, tool, die and fixture makers could assist 3D Systems to expand its customer base.

•	3D Systems’ extensive customer base, sales channels and access to capital may provide Cimatron with growth opportunities.

•
Access to 3D Printing expertise and knowledge available at 3D Systems will allow Cimatron to enhance and expedite its efforts in developing software for 3D Printing, generating more business and revenues in the future.

•
Integrating and selling several other 3D Systems software products, namely the Geomagic Reverse-Engineering and Inspection solutions, will make Cimatron CAD products more competitive and will allow existing Cimatron sales channels to expand sales.

Strategic Alternatives

Our board of directors considered the trends and competitive developments in the industry and the range of strategic alternatives available to Cimatron.  These alternative strategies included remaining a stand-alone company and, based on prior periodic discussions with other companies about potential business combinations, the possibility of business combination transactions with third parties.

Our board of directors considered other expressions of interest regarding potential acquisition or business combination transactions received prior to the negotiation of the Merger Agreement, and that none of such expressions of interests resulted in any definitive agreement, and in most cases, the economic value to Cimatron’s shareholder implicit in such proposals was well below what our board of directors determined to be the intrinsic value of Cimatron.  Our board of directors further considered that, under the terms of the Merger Agreement, in certain circumstances our board of directors would be permitted to provide nonpublic information and negotiate alternative acquisition transactions.  Since Cimatron had discussed potential acquisitions or business combinations with a few companies, our board of directors believed it was well-informed about the opportunities for acquisition and business combination transactions and how potential acquirers and strategic partners would likely value Cimatron’s business in the context of an acquisition or business combination, and took this knowledge and experience into account in considering strategic alternatives available to Cimatron.

Our board of directors determined that the Merger was more favorable to Cimatron and its shareholders than other possible strategic alternatives known to Cimatron at that time.

Financial Terms; Opinion of Financial Advisor; Certainty of Value

•	Historical market prices, volatility and trading information with respect to Ordinary Shares, including that the Merger Consideration of US$8.97 per share in cash (subject to potential reduction):

o
represented a premium of 47.5% over the closing price of Ordinary Shares on the NASDAQ Capital Market on November 21, 2014 (the last trading day before the announcement of the execution of the Merger Agreement);

o
represented a premium of 54.8% and 52.9% over the one- and three-month, respectively, volume-weighted average closing prices of Ordinary Shares on the NASDAQ Capital Market prior to November 21, 2014; and

o
represented a premium of 43.5% and 49.5% over the prices at which Ordinary Shares were sold by the Company’s last controlling shareholder, DBSI, and the Company’s President North America and director, William Gibbs, in a secondary offering that was consummated on May 24, 2013 and by the Company in its last primary, follow-on offering that was consummated on September 4, 2013, respectively.

•
Prometheus’ opinion, dated November 23, 2014, to our board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the US$8.97 per share Merger Consideration (subject to potential reduction) to be received by holders of Ordinary Shares, as more fully described below under the caption, “Opinion of Financial Advisor.”

•
The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to the Company’s shareholders. As of the date hereof, we do not expect that the Merger Consideration will need to reflect a reduction due to transaction expenses exceeding US$2 million.

Merger Agreement Terms

•	The Merger Agreement has customary no solicitation and termination provisions which contain provisions to permit third parties to submit a written “superior offer”:

o
The Company can furnish nonpublic information or enter into discussions or negotiations with respect to an Acquisition Proposal (as defined in the Merger Agreement) if our board of directors determines in good faith, after consultation with outside legal counsel and a financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined in the Merger Agreement).

o
If our board of directors determines in good faith, after consultation with outside legal counsel and a financial advisor, that an Acquisition Proposal constitutes a Superior Proposal, it can, assuming it has not violated any provisions of the Merger Agreement (after giving Parent a five business day “match right”) terminate the Merger Agreement (and pay any applicable termination fees) and enter into an agreement with respect to the Superior Proposal.

o
If (i) the Company terminates the Merger Agreement in order to accept a Superior Proposal, or (ii) Parent terminates the Merger Agreement due to our board of directors not reaffirming publicly its recommendation in favor of the Merger (due to the existence of a publicly disclosed Acquisition Proposal), or (iii) the Company or Parent terminates the Merger Agreement as a result of our failure to receive shareholder approval for the Merger and we announce an alternate proposal on or prior to the date of the Meeting and enter into or consummate a Qualifying Transaction (as defined in the Merger Agreement) within 12 months of the termination of the Merger Agreement, then in each such case the Company is required to pay Parent a termination fee of approximately $4.8 million (and in the first two scenarios, the Company is also required to reimburse Parent and Merger Sub for their transaction fees incurred in connection with the prospective Merger); our board of directors believes that such termination fee (and, where applicable, transaction fees) is customary and would not deter any interested third party from making, or inhibit our board of directors from approving, a Superior Proposal if such were available.

o	The Merger Agreement has customary terms that were the product of arm’s-length negotiations.

•	The structure of the transaction as a statutory merger under the Companies Law enables our shareholders to determine whether to accept or reject the Merger via a vote of shareholders;

•
The structure of the transaction as a statutory merger under the Companies Law enables our shareholders to receive the Merger Consideration in a relatively short time frame (and reduces the pendency and hence the uncertainty of the transaction).

Likelihood of Consummation

•	The only antitrust condition is the expiration or termination of a one month waiting period (and any extension thereof) in Germany.

•	There are no third party consents that are conditions to the transaction.

•
There are no financing conditions, and 3D Systems’ substantial cash resources ($377.3 million of cash and cash equivalents as of September 30, 2014) to be used to fund the Merger Consideration strongly reduce the possibility that it will be unable to pay the Merger Consideration.

Other Terms

Our board of directors took into account management’s recommendation in favor of the Merger.

Risks and Uncertainties

Our board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	The Company’s shareholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the transaction.

•
The regulatory approval required to complete the Merger and the risk that the applicable governmental authority may seek to impose unfavorable terms or conditions on the required approval or may challenge or decide not to approve the Merger. Our board of directors also considered the potential length of the regulatory approval process. See “–Regulatory Matters.”  Our board of directors noted the views of members of Cimatron’s management team and of Cimatron’s outside legal advisors as to the timing of, and the process and factors involved, in seeking such approval.

•	The risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

o
The market price of Ordinary Shares, which could be affected by many factors, including (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of Ordinary Shares by short-term investors following the announcement of termination of the Merger Agreement.

o	The Company’s operating results, particularly in light of the expenses incurred in connection with the transaction, including the potential requirement to pay a termination fee to Parent.

o	The ability to attract and retain key personnel.

o	Relationships with customers and others that do business with the Company.

•
The possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees and the impact of the transaction on the Company’s customers, suppliers and others that do business with the Company.

•
The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction) and (ii) the termination fee that could become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a Superior Proposal.

•
The restriction on soliciting competing offers and the risk that some provisions of the Merger Agreement and related documents, including the termination fee that may be payable by us, might have the effect of discouraging other persons potentially interested in acquiring our company from pursuing an acquisition of our company.

•	The interests of certain of the Company’s officers in the Merger, including certain arrangements as described under “–Interests of our Executive Officers and Directors in the Merger”.

•
The fact that certain of our directors and officers may have conflicts of interest in connection with the Merger, as they may receive certain benefits that are different from, and/or in addition to, those of our other shareholders.

•	The fact that the Merger Consideration would be taxable to the Company’s shareholders.

•	The risks described under the section entitled, “Risk Factors.”

Our board of directors believed that, overall, the potential benefits of the Merger to our company and our shareholders far outweighed the risks and uncertainties.

The preceding discussion of the information and factors considered by our board of directors is not intended to be exhaustive but includes the material factors considered by our board of directors.  In view of the wide variety of factors considered by our board of directors in connection with its evaluation of the Merger, our board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision.  In addition, in considering the factors described above, individual members of our board of directors may have given different weight to different factors.  Our board of directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendation.

Our board of directors realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above, such as assumptions regarding potential synergies.  This explanation of our board of directors’ reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

No Appraisal Rights; Objections by Creditors

Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger.  Under the Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court.  The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, we will not be able to satisfy our obligations to our creditors following completion of the Merger.

Opinion of Financial Advisor

We retained Prometheus Financial Advisory Ltd. (which we refer to as Prometheus) to provide to our board of directors an opinion as to the fairness to the holders of our Ordinary Shares of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement. At the meeting of the board of directors on November 23, 2014, Prometheus rendered its oral opinion to the board of directors, subsequently confirmed in a written opinion dated November 23, 2014, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth therein, the Merger Consideration of $8.97 per Ordinary Share in cash to be received by holders of our Ordinary Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Prometheus, dated as of November 23, 2014, is attached hereto as Appendix B.  The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Prometheus in rendering its opinion.  We encourage you to read the opinion carefully in its entirety.  Prometheus’ opinion was directed to our board of directors and addresses only the fairness, from a financial point of view, of the Merger Consideration to be received by holders of Ordinary Shares pursuant to the Merger Agreement as of the date of the opinion.  It does not address any other aspects of the Merger and does not constitute a recommendation as to how any holder of Ordinary Shares should vote on the Merger or any matter related thereto.  The summary of the opinion of Prometheus set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its written opinion, Prometheus, among other things:

•	reviewed a draft dated November 13, 2014 of the Merger Agreement;

•	reviewed certain publicly available financial and other information about the Company;

•	reviewed certain information furnished to Prometheus by our management, including financial forecasts relating to the business, operations and prospects of the Company ;

•	held discussions with members of our senior management concerning the matters described in the prior bullet point;

•	reviewed the share trading price history and valuation multiples for the Ordinary Shares and compared them with those of certain publicly traded companies that Prometheus deemed relevant;

•	compared the proposed financial terms of the Merger with the financial terms of certain other transactions that Prometheus deemed relevant; and

•	conducted such other financial studies, analyses and investigations as Prometheus deemed appropriate.

In Prometheus’ review and analysis and in rendering its opinion, Prometheus assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to Prometheus or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by Prometheus.  In its review, Prometheus relied on assurances of our management that it was not aware of any facts or circumstances that would make such information inaccurate or misleading.  In its review, Prometheus did not obtain any independent valuation or appraisal of any of the assets or liabilities of, nor did Prometheus conduct a physical inspection of any of the properties or facilities of, the Company.  Prometheus was not furnished with any such evaluations or appraisals and did not assume any responsibility to obtain any such valuations or appraisals.

With respect to the financial forecasts provided to and examined by Prometheus, Prometheus’ opinion noted that projecting future results of any company is inherently subject to uncertainty. We informed Prometheus, however, and Prometheus assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of our management as to the future financial performance of the Company.  Prometheus expressed no opinion as to our financial forecasts or the assumptions on which they were made.

Prometheus’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion.  Prometheus expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Prometheus’ opinion of which Prometheus became aware after the date of its opinion.

Prometheus made no independent investigation of any legal or accounting matters affecting the Company, and Prometheus assumed the correctness in all respects material to Prometheus’ analysis of all legal and accounting advice given to the Company and the board of directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its shareholders.  In addition, in preparing its opinion, Prometheus did not take into account any tax consequences of the transaction to any holder of Ordinary Shares.  Prometheus assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it.  Prometheus also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Merger.

In addition, Prometheus was not requested to and did not provide advice concerning the structure, the specific amount of the Merger Consideration, or any other aspects of the Merger, or to provide services other than the delivery of its opinion.  Prometheus was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. Prometheus did not participate in negotiations with respect to the terms of the Merger and related transactions.  Consequently, Prometheus assumed that such terms were the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to such transactions, and Prometheus expressed no opinion whether any alternative transaction might result in consideration more favorable to the Company’s shareholders than that contemplated by the Merger Agreement.

Prometheus’ opinion was solely for the use and benefit of our board of directors in its consideration of the Merger, and Prometheus’ opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein.  Prometheus’ opinion does not constitute a recommendation as to how any holder of Ordinary Shares should vote on the Merger or any matter related thereto.  In addition, Prometheus was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than holders of Ordinary Shares.  Prometheus expressed no opinion as to the price at which Ordinary Shares will trade at any time.  Prometheus did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of our officers, directors or employees, or any class of such persons, in connection with the Merger relative to the consideration to be received by holders of Ordinary Shares.

In preparing its opinion, Prometheus performed a variety of financial and comparative analyses.  The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description.  Prometheus believes that its analyses must be considered as a whole.  Considering any portion of Prometheus’ analyses or the factors considered by Prometheus, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Prometheus’ opinion.  In addition, Prometheus may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Prometheus’ view of the Company’s actual value.  Accordingly, the conclusions reached by Prometheus are based on all analyses and factors taken as a whole and also on the application of Prometheus’ own experience and judgment.

The analyses performed by Prometheus are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses.  In addition, analyses relating to the per share value of Ordinary Shares do not purport to be appraisals or to reflect the prices at which Ordinary Shares may actually be sold.  The analyses performed were prepared solely as part of Prometheus’ analysis of the fairness, from a financial point of view, of the Merger Consideration of $8.97 per Ordinary Share in cash to be received by holders of Ordinary Shares pursuant to the Merger Agreement, and were provided to our board of directors in connection with the delivery of Prometheus’ opinion.

The following is a summary of the material financial and comparative analyses performed by Prometheus in connection with Prometheus’ delivery of its opinion and that were presented to our board of directors on November 23, 2014.  The financial analyses summarized below include information presented in tabular format.  In order to fully understand Prometheus’ financial analyses, the tables must be read together with the text of each summary.  The tables alone do not constitute a complete description of the financial analyses.  Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Prometheus’ financial analyses.

Transaction Overview

Based upon the approximately 10.76 million Ordinary Shares that were outstanding as of September 9, 2014 on a fully diluted basis (including net ordinary share equivalents underlying stock options and restricted share grants), Prometheus noted that the Merger Consideration of $8.97 per Ordinary Share implied an equity value of approximately $94.5 million.  After subtracting $2 million designated for transaction related costs and expenses and approximately $18.9 million of cash and cash equivalents, as of September 30, 2014, Prometheus noted that the Merger Consideration of $8.97 per Ordinary Share implied an Enterprise Value of approximately $75.6 million.  Prometheus also noted that the Merger Consideration of $8.97 per Ordinary Share represented a premium of 49% over the closing price per Ordinary Share on November 12, 2014 on NASDAQ of $6.02. In addition, Prometheus also noted that the Merger Consideration implied a 9.8x Enterprise-Value/LTM EBITDA, a 1.62x Enterprise-Value/LTM Sales and a 18.2x P/E, all according to the Company’s financial results as of September 30, 2014.

As used above and elsewhere herein, the following terms have the following meanings and/or are calculated as follows:

“Enterprise Value” or “EV” is calculated based on the Company’s (or another entity’s, as appropriate) market capitalization plus debt, minority interest and preferred shares, minus total cash and cash equivalents.

“LTM” means Last Twelve Months

“EBITDA” means, and is calculated as, Earnings before Interest, Taxes, Depreciation and Amortization.

“Sales” refers to revenues, as recorded in the Company’s (or another entity’s, as appropriate) financial statements.

Examination of Trading Volume

In order to determine if the Company's trading Ordinary Share price may be considered as an approximation for the Company’s value, Prometheus reviewed the trading volume history of the Company's Ordinary Shares on NASDAQ in order to assess its liquidity. In addition, Prometheus reviewed the average trading volume of publicly traded companies that operate in the software industry and that have a market cap of $50 - $100 million and also reviewed the average trading volume of all traded securities on NASDAQ. Prometheus noted that this analysis indicated that the Company's Ordinary Shares on NASDAQ have averaged a daily trading volume of c.0.8% of the Company’s market cap, while the comparable companies have averaged a daily trading volume of c.0.6% of their respective market cap and the NASDAQ’s daily trading volume in 2014 is c.1.0%. As a result, Prometheus assumed that the Company's trading Ordinary Share price may be considered as an approximation for the Company’s value.

Historical Trading Analysis

In its analysis, Prometheus reviewed the price trading history of Ordinary Shares on the NASDAQ. Prometheus noted that the Merger Consideration of $8.97 is significantly higher.

Historical Multiples Analysis

Using publicly available information and information provided by our management, Prometheus performed, based upon the implied multiples of the Merger Consideration, a comparison against the Company’s historical multiples. The multiples were calculated as follows:

•
the Enterprise Value divided by earnings before interest, taxes, depreciation and amortization, or EBITDA, for the last twelve months, or LTM EBITDA, which is referred to below as “Enterprise Value/LTM EBITDA”;

•	the Enterprise Value divided by revenue for the last twelve months, or LTM Sales (respective to the relevant period), which is referred to below as “EV/LTM Sales”;

The results of the analysis are as follows:

	2011				2012				2013				2014			Merger Consideration
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	LTM	LTM
EV/LTM EBITDA	5.1x	3.5x	3.5x	3.6x	3.8x	3.6x	3.4x	4.5x	8.1x	9.1x	7.3x	13.7x	9.1x	6.6x	5.6x	9.8x
EV/LTM Sales	0.6x	0.4x	0.4x	0.5x	0.5x	0.6x	0.5x	0.7x	1.3x	1.3x	1.1x	2.0x	1.4x	1.0x	0.9x	1.6x

None of the Company’s historical multiples are higher than the implied multiples of the Merger Consideration (besides the unusual spike which occurred at end of 2013). Prometheus noted that this spike may have been caused by a similar and parallel peak viewed in the 3D printing industry, combined with the fact that since March 2013, the Company has publicly announced its intentions to enter the 3D printing industry on several occasions.

Forward Looking Multiples Analysis

Based upon the Company’s forecast for the years 2014 and 2015, Prometheus performed a comparison of projected EBITDA multiples (using a $75.6 million Enterprise Value – the implied Enterprise Value based on the Company’s cash balance as of September 30, 2014) against the implied multiples of the Merger Consideration. The analysis indicates that the 2014’s forecasted enterprise-value/EBITDA is 9.7x and the 2015’s forecasted enterprise-value/EBITDA is 8.5x.

Implied Premium Examination

In its analysis, Prometheus compared the premium that the Merger Consideration represents relative to historical prices of the Ordinary Shares to the premium that the Merger Consideration represents per Ordinary Share as of November 12, 2014. In addition, Prometheus performed another analysis to compare the premium represented by the Merger Consideration (on an aggregate basis, for all shareholders of the Company) relative to the Company's Enterprise Value of $75.6 million as of November 12, 2014, to the premium that the Merger Consideration represents relative to historical Enterprise Values of the Company. The outcome of that analysis is as follows:

Premium Relative to:	2011				2012				2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	LTM
Ordinary Share Price	142%	162%	188%	179%	125%	115%	138%	96%	45%	49%	55%	(1)%	24%	45%	49%
Enterprise Value	258%	350%	332%	276%	232%	211%	232%	147%	40%	33%	57%	(15)%	23%	65%	73%

The analysis indicates that the Merger Consideration implies a 49% premium per Ordinary Share as of November 12, 2014 and a premium of 73% on the Company’s Enterprise Value based on its September 30, 2014 cash balance. Prometheus noted that the negative implied premium in Q4-2014 was due to the unusual peak in the Company’s Ordinary Shares trading price, and therefore not relevant.

Industry Transaction Multiple Analysis

Using publicly available and other information, Prometheus examined the transactions involving companies in the CAD/CAM industry in the past three years and 26 transactions in the application software industry in the last three years.

The research indicated only one relevant transaction in the CAD/CAM industry - the acquisition of Delcam by Autodesk on February 6, 2014 which applied an Enterprise Value/ LTM Sales of 3.2X and a premium of 28% on Delcam’s trading share price. Prometheus noted that the difference between the multiples is consistent with Delcam’s high growth rate (an annual growth rate of 9%-12% compared with 4%-5% of the Company). Nonetheless, the premium on the trading share price of Delcam is lower than in the premium per the Company's Ordinary Share (28% compared with 49%).

Regarding the application software industry transactions, the table below illustrates the transactions considered, the date that each transaction was announced, the implied Enterprise Value/LTM EBITDA and announced implied share price premium.

Date Announced	Acquiror	Target	EV/EBITDA	Premium
Apr. 11, 2014	Alibaba Group Holding Ltd.	AutoNavi Holdings Ltd.	N/A	N/A
Jan. 20, 2014	Trifork Holding AG	Trifork A/S	8.04x	8.37%
Aug. 23, 2013	Baring Private Equity Asia Ltd.	Hexaware Technologies Ltd.	9.98x	14.61%
Jul. 11, 2013	Sword Group	Active Risk Group Ltd.	N/A	59.82%
Jun. 28, 2013	Ironbridge Capital Pty Ltd.	Bravura Solutions Ltd.	7.96x	55.56%
Jun. 13, 2013	SCK Holdings KK	Simplex Holdings Inc.	7.08x	18.1%
Apr. 15, 2013	Donaco International Ltd.	ISentric Sdn Bhd	N/A	N/A
Feb. 20, 2013	Danir AB	Sigma AB	6.08x	33.19%
Nov. 28, 2012	NCR Corp.	Retalix Ltd.	25.04x	46.09%
Oct. 2, 2012	Constellation Software Inc.	Computer Software Innovations Inc.	5.39x	62.48%
Aug. 27, 2012	International Business Machines Corp.	Kenexa Corp	31.43x	55.69%
Aug. 27, 2012	Thoma Bravo LLC	Deltek Inc.	18.51x	(4.72%)
Jul. 27, 2012	Epcylon Technologies Inc.	Quantitative Alpha Trading Inc.	N/A	42.095
Jun. 14, 2012	Dell Inc.	Quest Software Inc.	15.2x	14.155
Mar. 21, 2012	Tech Mahindra Ltd.	Satyam Computer Services Ltd.	10.07x	4.455
Mar. 19, 2012	Vista Equity Partners LLC	Misys Ltd.	14.63x	5.9%
Mar. 14, 2012	iGATE Corp	iGATE Computer Systems Ltd.	12.63x	9.93%
Mar. 2, 2012	Hitachi Ltd.	eBworx Bhd	9.69x	23.29%
Feb. 21, 2012	Private Investor	China TransInfo Technology Corp	7.63x	25.23%
Feb. 21, 2012	Salient Federal Solutions Inc.	ATS Corp	6.95x	0.61%
Feb. 7, 2012	Siemens AG	IBS AG	9.44x	N/A

Dec. 9, 2011	Management Group,Lloyds Development Capital Holdings Ltd.	Workplace Systems International Ltd	772.44x	78.33%
Dec. 3, 2011	SAP SE	Success Factors Inc.	N/A	53.94%
Nov. 29, 2011	TMX Group Inc.	Razor Risk Technologies Ltd.	15.17x	115.43%
Nov. 1, 2011	Hitachi Ltd.	Hitachi Solutions Business Co Ltd.	11.5x	N/A

Prometheus’ analysis indicated that the average transaction Enterprise Value/EBITDA is 10.0x while the premium per trading share price averaged 25%.

General

Prometheus’ opinion was one of many factors taken into consideration by our board of directors in making its determination to approve the Merger and should not be considered determinative of the views of our board of directors or management with respect to the Merger or the Merger Consideration.

Prometheus was selected by our board of directors based on Prometheus’ qualifications, expertise and reputation.  Prometheus is a recognized financial advisory firm.  Prometheus is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions of listed and unlisted securities, private placements, financial restructurings and other financial services.

Pursuant to an engagement agreement between the Company and Prometheus, dated October 1, 2014, we have agreed to pay Prometheus a customary fee, payment of which has already been made and is not dependent in any way upon the closing of the Merger.  We have agreed to reimburse Prometheus for expenses incurred.  We also have agreed to indemnify Prometheus against liabilities arising out of or in connection with the services rendered and to be rendered by it under its engagement.   Except as otherwise expressly provided in its engagement letter with the Company, Prometheus’ opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without Prometheus’ prior written consent.

Financing of the Merger

Under the Merger Agreement, consummation of the Merger is not conditioned on Parent’s receipt of financing for the Merger Consideration that it will pay to our shareholders.

3D Systems intends to finance the Merger Consideration from its cash on hand. As of September 30, 2014, 3D Systems’ cash and cash equivalents totaled approximately $377.3 million.

Information concerning 3D Systems’ financial condition is set forth in the periodic reports that 3D Systems files with and furnishes to the SEC pursuant to the Exchange Act, including in 3D Systems’ annual report on Form 10-K for the 2013 fiscal year, filed with the SEC on February 28, 2014, and 3D Systems’ quarterly report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 10, 2014, which information is incorporated by reference herein.

Material Tax Consequences of the Merger

Certain United States Federal Income Tax Consequences

The following is a summary of certain United States federal income tax consequences of the Merger to United States Holders and non-United States Holders (each as defined below). This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a United States Holder or non-United States Holder in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Ordinary Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code (generally, property held for investment) and does not address tax considerations applicable to any holder of Ordinary Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•
a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes), an S corporation or other pass-through entity (or an investor in any of the foregoing);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Ordinary Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Ordinary Shares that received the Ordinary Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Ordinary Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate;

•	any holder of Ordinary Shares that entered into a voting agreement as part of the transactions described in this Proxy Statement; or

•
any holder of Ordinary Shares that beneficially owns, actually or constructively, or at some time during the 5-year period ending on the date of the exchange has beneficially owned, actually or constructively, more than 5% of the total fair market value of the Ordinary Shares.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Ordinary Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their tax advisors regarding the tax consequences to them of the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Proxy Statement, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of certain United States federal income tax consequences relevant to a United States Holder or non-United States Holder (each as defined below).  We urge each holder to consult its tax advisor with respect to the specific tax consequences of the Merger to it in light of its own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Ordinary Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•
a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Ordinary Shares

The exchange of Ordinary Shares for cash pursuant to the Merger will be a taxable transaction for United States federal income tax purposes and a United States Holder who receives cash for Ordinary Shares pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Ordinary Shares exchanged therefor. Gain or loss will be determined separately for each block of Ordinary Shares (i.e., Ordinary Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Ordinary Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding

Proceeds from the exchange of Ordinary Shares pursuant to the Merger generally will be subject to backup withholding at the applicable rate (currently 28%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Non-United States Holders

For purposes of this discussion, the term “non-United States Holder” means a beneficial owner of Ordinary Shares that is:

•	a nonresident alien individual;

•	a non-United States corporation; or

•	a non-United States estate or trust.

The following discussion applies only to non-United States Holders and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Ordinary Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	non-United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Ordinary Shares

Payments made to a non-United States Holder with respect to Ordinary Shares exchanged for cash pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Ordinary Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding

A non-United States Holder may be subject to backup withholding with respect to the proceeds from the disposition of Ordinary Shares pursuant to the Merger, unless, generally, the non-United States Holder or other payee certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder or other payee is not a United States person or otherwise establishes an exemption from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided that certain required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Ordinary Shares. Each holder of Ordinary Shares should consult its own tax advisor as to the particular tax consequences to it of exchanging its Ordinary Shares for cash in the Merger under any federal, state, foreign, local or other tax laws.

Israeli Income Tax Consequences

The following is a summary discussion of certain Israeli income tax considerations in connection with the Merger. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Ordinary Shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

Sale of Ordinary Shares

In general, under the Israeli Income Tax Ordinance (New Version), 1961 and the rules and regulations promulgated thereunder, which we also refer to as the Tax Ordinance, the disposition of shares of an Israeli resident company is deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available under Israeli law or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of Ordinary Shares in the Merger is generally up to 25% for Israeli individuals, unless such an individual shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of up to 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in our company, the tax rate will be 30%. However the foregoing tax rates will not apply to: (a) dealers in securities; or (b) shareholders who acquired their shares prior to January 1, 2003.  Companies are subject to the corporate tax rate (26.5% for the 2014 tax year) on capital gains derived from the disposition of Ordinary Shares.

Notwithstanding the foregoing, according to the Tax Ordinance and the regulations promulgated thereunder, non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the disposition of shares of an Israeli resident company whose shares are publicly traded on a stock exchange, provided that such gains are not derived from a permanent establishment of such shareholders in Israel, that such shareholders did not acquire their shares prior to our company’s initial public offering and that such capital gains are not subject to the provisions of Section 101 of the Tax Ordinance, the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985 or the rules promulgated under Section 130A of the Tax Ordinance. However, a non-Israeli corporate shareholder will not be entitled to such exemption if Israeli residents (a) have, directly or indirectly, a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, Israeli capital gains tax generally will not apply to the disposition of shares by a U.S. resident to which the U.S.-Israel Tax Treaty applies, or a U.S. Treaty Resident, who holds the shares as capital assets. However, such exemption will not apply if (a) the U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the disposition, subject to specified conditions; (b) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel; or (c) the shareholder, being an individual, was present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year. In each case, the disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits.

Generally, the payment for the Ordinary Shares is subject to Israeli withholding tax at a rate of up to 26.5%.  A reduced rate of, or an exemption from, Israeli withholding tax is available to shareholders that provide a valid withholding certificate issued by the Israeli Tax Authority evidencing such reduced withholding rate or withholding exemption.  In addition, we have filed with the Israeli Tax Authority an application for a ruling that provides that no Israeli withholding tax is applicable to a shareholder who provides the required information set forth in the ruling, certifies that it is a non-Israeli resident and has no connection to Israel as set forth in the ruling, certifies that it holds less than 5 percent of the Ordinary Shares and that it purchased its shares after the initial public offering in March 13, 1998. Parent may hold payments to shareholders in escrow pending the receipt of the required documentation as set forth in the ruling from a shareholder.  Any payment to a shareholder that fails to provide the required documentation as set forth in the ruling, and does not present a valid withholding certificate providing for a reduced withholding rate, will be made at the Israeli applicable withholding rate.

Our shareholders who acquired their shares prior to our initial public offering in March 13, 1996 and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described above, may be subject to Israeli capital gains tax on the disposition of their Ordinary Shares in the Merger. SUCH SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM.

Shares Issued as Compensation for Employment or Service

Shareholders who received or acquired their Ordinary Shares under one or more of our incentive plans, or otherwise as compensation for employment or services provided to our company or any of its affiliates, may be subject to different tax rates. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, ANY SUCH HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

Company RSs Tax Ruling

We have filed with the Israeli Tax Authority an application for a ruling providing, among other things, that: (i) Parent and the paying agent and anyone on their behalf will be exempt from withholding tax in respect to any consideration paid directly to ESOP Management and Trust Services Ltd., in its capacity as trustee (which we refer to as the Section 102 Trustee) for the purpose of Section 102 of the Tax Ordinance, and (ii) the payments made with respect to the shares of restricted stock, or RSs, issued under Section 102(b) of the Tax Ordinance, will not be treated as a breach of the provisions of Section 102(b) of Ordinance, subject to deposit with the Section 102 Trustee and compliance with the minimum holding period required under Section 102(b) of the Tax Ordinance. We refer to this ruling that we seek as the RSs Tax Ruling.

Regulatory Matters

Antitrust Filing

Under German antitrust law and the rules and regulations promulgated thereunder, certain transactions, including the Merger, requires a mandatory pre-merger filing with the Bundeskartellamt (the German competition authority, which we refer to as the BKartA) prior to consummation. Pursuant to the rules established by the BKartA, transactions that are subject to merger control may not be consummated before either the BKartA has cleared the transaction or the relevant waiting period has expired without the BKartA having prohibited the transaction. After submission of a complete notification, the BKartA must decide within one month of the notification filing by the potential Merger parties whether to clear the Merger or, if the transaction raises competition concerns, to commence an in-depth second phase investigation. Decisions in second phase proceedings must be issued within four months of the notification date.

Pursuant to these German antitrust requirements, the parties to the prospective Merger intend to file the required notification with the BKartA on or about December 15, 2014.

There can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.  See “The Merger Agreement–Conditions to Completion of the Merger” for certain conditions.

 Israeli Companies Registrar

Under the Companies Law, we and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Companies Registrar:

•
Merger Proposal.  We and Merger Sub are required to jointly file with the Israeli Companies Registrar a “merger proposal” setting forth specified details with respect to the Merger, within three days of calling the Meeting.  Both we and Merger Sub filed the required merger proposals with the Israeli Companies Registrar on November 27, 2014.  Under the Companies Law, at least 50 days must pass from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar before the Merger can become effective.

•
Notice to Creditors.  In addition, each of us and Merger Sub is required to notify its creditors of the proposed Merger.  Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal is filed with the Israeli Companies Registrar, and, within four business days of such filing, known substantial creditors must be informed individually by registered mail of such filing and where the merger proposal can be reviewed.  Non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is filed with the Israeli Companies Registrar and, where necessary, elsewhere, and by making the merger proposal available for review.  Each of us and Merger Sub has notified our respective creditors of the Merger in accordance with these requirements, to the extent applicable and, because our shares are traded on the NASDAQ Capital Market, we have also published an announcement of the Merger in the Epoch Times, United States within three business days following the day on which the merger proposal was submitted to the Israeli Companies Registrar.  Each of us and Merger Sub has notified the Israeli Companies Registrar of the notices to our respective creditors.  In addition, pursuant to the Companies Law, because we employ more than 50 employees, we must provide to our employees a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal was filed with the Israeli Companies Registrar.  We have satisfied such requirement by posting a copy of the publication in a prominent location in our office in Givat Shmuel.

•
Shareholder Approval Notice.  After the Meeting, and assuming the approval of the Merger thereat by the shareholders of each of the merging companies, each of the merging companies must file a notice with the Israeli Companies Registrar regarding the vote of the shareholders.  At least 30 days must pass from the date of the Meeting before the Merger can become effective.

No later than the closing date of the Merger (assuming that the shareholders of each of the merging companies have approved the Merger Agreement and the Merger and that all of the other conditions set forth in the Merger Agreement have been satisfied or waived (if permissible under applicable law)), each of us and Merger Sub will notify the Israeli Companies Registrar that all of the conditions to the closing have been met and request that the Israeli Companies Registrar issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Companies Law.  Assuming all statutory procedures and requirements have been complied with, the Merger will then become effective and the Israeli Companies Registrar will be required to register the Merger in the surviving company’s register and to issue the surviving company a certificate regarding the Merger.

Israeli Office of the Chief Scientist

The change in the composition of the Company’s shareholders in connection with the Merger and the transfer of control therein to a non-Israeli entity require the submission of notice to the Office of the Chief Scientist of the Ministry of Economy of the State of Israel, referred to as the OCS.  As a non-Israeli entity, Parent is also required to execute an OCS undertaking as to its intention and commitment to strictly observe all of the requirements of the Law for the Encouragement of Industrial Research and Development, 5744-1984 and the regulations, rules and procedures promulgated thereunder (which we refer to as the Research Law), as applied to the Company, and to further act, in its capacity as a shareholder of the Company, to make all reasonable efforts in order to cause the Company to strictly comply with such statutory requirements.  The notice to the OCS together with the OCS undertaking executed by Parent, were submitted to the OCS on December 1, 2014.  Under the Research Law, research and development programs approved by the OCS are eligible to receive grants if they meet specified criteria in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the OCS.

Israeli Tax Authority- Withholding Ruling

Besides the RSs Tax Ruling that we are seeking from the Israeli Tax Authority, as described above, we have agreed to cause our Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority an application (subject to confirmation by Parent) for a ruling concerning the Israeli withholding tax treatment of the Merger, which we refer to as the Withholding Ruling. The Withholding Ruling that will be sought will address (i) exempting Parent, Merger Sub, the surviving company from the Merger and the Paying Agent from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, or clarifying that no such obligation exists, or (ii) clearly instructing Parent, Merger Sub, the surviving company and the Paying Agent how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of Ordinary Shares from which tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify each holder. In the event that a Withholding Ruling (whether final or interim) is not obtained by the fifteenth (15th) calendar day of the month following the month during which the Effective Time occurs, Parent, Merger Sub, the surviving company and the Paying Agent may make such payments and withhold any applicable Israeli taxes in accordance with applicable law.  There can be no assurance that we will receive the Withholding Ruling in a timely manner.

Assuming receipt thereof, the Withholding Ruling will provide, among other things, that:

(1)
payments to be made to eligible Israeli brokers or Israeli financial institutions will not be subject to Israeli withholding tax, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law;

(2)
Payments to be made to eligible foreign brokers or foreign financial institutions on behalf of eligible Israeli brokers or Israeli financial institutions will not be subject to Israeli withholding tax, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law;

(3)
payments to be made to shareholders who certify that they (i) acquired their Ordinary Shares on or after Cimatron’s initial public offering on NASDAQ on  March 13, 1996, (ii) are non-Israeli residents for purposes of the Tax Ordinance, and (iii) are not “5% shareholders” (as defined below), will not be subject to Israeli withholding tax; and

(4)
payments to be made to shareholders who are not described in clauses (1), (2) and (3) above will be subject to Israeli withholding tax at the fixed rate of up to 26.5% of the gross proceeds payable to them.

Notwithstanding the foregoing, should any shareholder present the Paying Agent with a valid certificate from the Israeli Tax Authority applying withholding tax at a lesser rate than that described above or otherwise granting a specific exemption from Israeli withholding tax, the Paying Agent will act in accordance with such valid certificate.

A “5% shareholder” means a holder of Ordinary Shares who holds or is entitled to purchase, directly or indirectly, alone or together with a “relative” thereof, one of the following:

•	At least 5% of the issued and outstanding share capital of the Company.
•	At least 5% of the voting rights of the Company.
•	The right to receive at least 5% of the Company's profits or its assets upon liquidation.
•	The right to appoint a director or manager.

A “relative” of a person means the spouse, brother, sister, parent, grandparent, descendant and the descendant of the spouse of such person, and the spouse of any of the foregoing.

The above is an un-official English translation of a provision of the Tax Ordinance in the Hebrew language, and is provided for convenience purposes only. Please consult your own tax advisors to determine the applicability of these definitions to you.

Other Approvals

Other than the filings described above, the Company is not aware of any material regulatory filings or approvals issued by the United States government, the State of Israel, or any foreign, state or local government, required to be obtained, or waiting periods required to expire, to complete the Merger.  If Parent or the Company discover that other such material approvals or waiting periods are necessary, Parent, Merger Sub and/or the Company (as applicable) will seek to obtain or comply with them in accordance with the Merger Agreement.

Interests of our Executive Officers and Directors in the Merger

In considering the recommendation of our board of directors with respect to the Merger Agreement and the Merger, you should be aware that certain of our officers and directors have agreements or arrangements that provide them interests in the Merger that may be different from, or in addition to, the interests of other Cimatron shareholders.  Our board of directors and the audit committee of the board of directors were aware of these different or additional interests in determining to approve and adopt the Merger Agreement and the Merger, and to recommend to Cimatron shareholders that they vote in favor of the Merger Proposal.

Ordinary Shares

As of December 1, 2014, the executive officers and directors of Cimatron beneficially owned an aggregate of 241,899 Ordinary Shares, or 2.2% of the outstanding Ordinary Shares. Outstanding Ordinary Shares held by executive officers and directors of Cimatron will be treated in the Merger in the same manner as Ordinary Shares held by other shareholders of Cimatron (i.e., they will entitle the holders thereof to receive the Merger Consideration).

Cimatron Restricted Shares

As of the date of the Merger Agreement, November 23, 2014, the total number of Ordinary Shares underlying restricted share awards to the executive officers and directors of Cimatron as a group (7 persons) was 234,000, of which 166,000 were still subject to restrictions.  At the Effective Time, each outstanding restricted share grant, whether or not otherwise then free of restriction, will become fully vested and free of restriction and will be converted into the right to receive, and will be canceled in consideration for the payment of, an amount in cash equal to the product of, (i) the Merger Consideration and (ii) the number of Ordinary Shares issuable upon vesting of, and release of restrictions from, such restricted share grant, with such payment to be subject to applicable withholding taxes.

Bonuses

Upon, and subject to, consummation of the Merger, certain of our directors and officers will be entitled to cash bonuses totaling $1,500,000, in the aggregate.  These bonuses were approved by our compensation committee and board of directors, as required by the Companies Law, prior to our entry into the Merger Agreement. These bonuses include:

o	a bonus of US$645,000 payable to our Chief Executive Officer and Director, Mr. Danny Haran; and
o	a bonus of US$255,000 payable to our Chairman of the Board, Mr. Yossi Ben-Shalom.

Employee Benefits

Please refer to “The Merger Agreement; Other Agreement–The Merger Agreement–Employee Matters” for a discussion of the employee benefits to be provided to Cimatron employees, including any executive officers, who remain at our company following the Merger.

Indemnification and Insurance

Pursuant to the Merger Agreement, Parent has agreed that, from and after the Effective Time, it will and will cause Cimatron to, (i) indemnify and hold harmless all current and former directors, officers and employees of Cimatron and its subsidiaries for acts or omissions occurring prior to the Effective Time and will fulfill and honor in all respects the obligations pursuant to any indemnification agreements between Cimatron or its subsidiaries, on the one hand, and any current or former directors, officers and employees of Cimatron and its subsidiaries, on the other hand, and any indemnification provisions under Cimatron’s or its subsidiaries’ organizational documents; and (ii) acquire, or, alternatively, maintain in effect, officers’ and directors’ liability insurance for seven years after the Effective Time; provided, however, that in no event will Parent be required to expend annually more than 200% of the annual premium paid by Cimatron for its officers’ and directors’ liability insurance in the last fiscal year.  See “The Merger Agreement–Indemnification and Insurance.”

THE MERGER AGREEMENT

This section of the Proxy Statement describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement and may not contain all of the information that is important to you.  The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement and incorporated into this Proxy Statement by reference. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger. It is not intended to provide you with any other factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 67.

Structure of the Merger

Subject to the terms and conditions of the Merger Agreement and in accordance with Israeli law, Merger Sub, a direct, wholly-owned subsidiary of Parent, itself an indirect, wholly-owned subsidiary of 3D Systems, will be merged with and into the Company, with the Company surviving the Merger and becoming a direct, wholly-owned subsidiary of Parent and an indirect, wholly-owned subsidiary of 3D Systems.  As a result, after the effective time of the Merger (which we refer to as the Effective Time), the Ordinary Shares will no longer be publicly traded.  The Merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the Companies Law, which requires, among other things, the approval of a simple majority of the voting power present and voting at a meeting of the Company’s shareholders in person or by proxy, excluding abstentions and broker non-votes and excluding the voting power of any Ordinary Shares that are held by Merger Sub, Parent, 3D Systems or by any person holding at least 25% of the means of control of any of them, or anyone acting on behalf of any of them, including any of their affiliates (we refer to such shareholder approval as the Company Shareholder Approval).

Merger Consideration

As a result of the Merger, each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than Ordinary Shares held in the treasury of the Company or owned by Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent (if any), which will remain outstanding and for which no consideration will be delivered in exchange) will be deemed to have been transferred to Parent in exchange for US$8.97 in cash, subject to potential reduction by a pro-rata (per share) portion of the amount (if any) by which Cimatron’s transaction expenses for the Merger exceed US$2 million (such cash consideration, as may be reduced (if at all), is referred to as the Merger Consideration) without any interest thereon, subject to the withholding of any applicable taxes.

Effective as of the Effective Time, each outstanding restricted share grant, whether or not otherwise then free of restriction, will become fully vested and free of restriction and will be converted into the right to receive, and will be canceled in consideration for the payment of, an amount in cash equal to the product of, (i) the Merger Consideration and (ii) the number of Ordinary Shares issuable upon vesting of, and release of restrictions from, such restricted share grant, with such payment to be subject to applicable withholding taxes.

Representations and Warranties

The Merger Agreement contains a number of representations made by and to Parent and Merger Sub, on the one hand, and the Company, on the other hand.  The assertions embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to qualifications and limitations as agreed by Parent and the Company in connection with negotiating the terms of the Merger Agreement.  In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders or may have been used for the purpose of allocation of risk between the respective parties rather than establishing matters as facts.  For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information.

Representations made by the Company to Parent and Merger Sub in the Merger Agreement relate to, among other things:

•	due organization, good standing and qualification;
•	compliance by the Company with its charter documents;
•	corporate authority to enter into the Merger Agreement and consummate the transactions contemplated thereby;
•	absence of any conflict with organizational documents, laws, agreements and instruments as a result of the Merger;
•	required consents and filings with governmental entities;
•	capitalization of the Company;
•	ownership of, and other matters related to, the Company’s subsidiaries;
•	accuracy and sufficiency of documents filed with the SEC and TASE (when applicable);
•
conformity of the Company’s financial statements with applicable accounting requirements, sufficiency of internal controls and procedures, and that the financial statements fairly present, in all material respects, the consolidated financial positions of the Company;

•	absence of undisclosed liabilities;
•	the absence of certain changes giving rise to a Material Adverse Effect (as defined below) since September 30, 2014;
•	material contracts;
•	real property;
•	personal property and assets;
•	intellectual property matters;
•	encryption and other restricted technology; export compliance
•	absence of restrictions on business activities;
•	product claims, including under warranties;
•	privacy and data protection;
•	taxes;
•	employee benefit plans;
•	labor and employment matters;
•	permits, licenses, authorizations, consents, approvals and franchises from governmental authorities
•	compliance with laws (including anti-bribery laws);

•	environmental matters;
•	absence of material pending or threatened legal proceedings;
•	insurance matters;
•	related party transactions;
•	absence of any obligation to pay brokers’ or other similar fees with respect to the Merger transaction;
•	opinion of financial advisor
•	inapplicability of antitakeover statutes to the Merger transaction;
•	material suppliers and customers;
•	accounts receivable; and
•	accuracy of this Proxy Statement.

Representations made by Parent and Merger Sub to the Company in the Merger Agreement relate to, among other things:

•	due incorporation or organization, good standing and qualification;

•	corporate authority to enter into the Merger Agreement and consummate the transactions contemplated thereby;

•	absence of any breach of organizational documents, laws, agreements and instruments as a result of the Merger;

•	required consents and filings with governmental entities;

•	absence of material pending or threatened legal proceedings;

•	accuracy of information provided for inclusion in this Proxy Statement;

•	lack of ownership of Ordinary Shares of the Company prior to the Merger;

•	absence of any obligation to pay brokers’ or other similar fees with respect to the Merger transaction;

•	ownership and operations of Merger Sub;

•	approval of the Merger, the Merger Agreement and the transactions contemplated thereby by the board of directors of each of Parent and Merger Sub;

•
acknowledgement that except for the representations and warranties of the Company contained in the Merger Agreement, neither the Company nor any other person has made to Parent or Merger Sub any representation or warranty.

Significant portions of the representations and warranties of the Company are qualified as to “materiality” or “Company Material Adverse Effect.”  A Company Material Adverse Effect means any change, effect, circumstance, event or development (which we refer to as a Change), individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by the Company in the Merger Agreement, that has had, or is reasonably likely to have, a material adverse effect on (a) the financial condition, properties, assets (including intangible assets), liabilities, business, capitalization, operations, or results of operations of the Company and its subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Merger and to perform its obligations under the Merger Agreement and any related agreements.  However, with respect to clause (a), to the extent that any Change (by itself or when aggregated or taken together with any and all other Changes) results from any of the following, it will not be deemed to be a Company Material Adverse Effect:

•           general economic conditions (or changes in such conditions) in Israel or the U.S., or conditions in the global economy generally;

•           conditions (or changes in such conditions) in the securities markets or capital markets in Israel or the U.S., and conditions (or changes in such conditions) in the credit markets, currency markets or other financial markets in the State of Israel, the U.S. or the European Union;

•           general conditions (or changes in such conditions) affecting the industries in which the Company and its subsidiaries conduct business;

•           changes in law or other legal or regulatory conditions (or the authoritative interpretation thereof) or changes in GAAP or other accounting standards applicable to the Company or its subsidiaries (or the authoritative interpretation thereof);

•           earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the Israel, the U.S. or any other country or region in the world where the Company or any of its subsidiaries has operations (but excluding damage to the assets or properties of the Company or its subsidiaries);

•           any action or omission required by law or at the request or with the written consent of Parent;

•           any changes in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, the outbreak or escalation of hostilities or acts of war, sabotage or terrorism (but excluding damage to the assets and properties of the Company or its subsidiaries, in each case, other than in the State of Israel; or

•           the failure of the Company to meet any internal projections, forecasts or revenue or earnings predictions (it being understood that the facts or occurrences giving rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect)

unless, in the case of each of the foregoing bullet points (other than the final bullet point) any such Change disproportionately affects the Company and its subsidiaries, taken as a whole, as compared to other companies operating in the same industry as the Company.

Some of the representations and warranties of Parent and Merger Sub are qualified as to “materiality” or are qualified with respect to any event, change, effect, development, condition or occurrence that would prevent or materially delay Parent from consummating the transactions contemplated by the Merger Agreement or prevent or materially delay that party from performing its obligations under the Merger Agreement.

The representations and warranties in the Merger Agreement do not survive the completion of the Merger, although certain covenants that by their terms apply after the Effective Time survive to the extent provided in the Merger Agreement.

Conduct of Business by the Company

The Company has agreed that until the effective date of the Merger, the Company will conduct its business in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees, maintain its relationships with its customers, suppliers, licensors, licensees, distributors and others with whom the Company or its subsidiaries have significant business relations, and not take any action that would adversely affect or is reasonably likely to delay in any material respect the ability of either Parent or the Company to obtain any necessary approvals required for the transactions contemplated under the Merger Agreement.  The Company has further agreed generally to not take, and to not permit its subsidiaries to take (where applicable), the following actions (subject in each case to the exceptions provided in the Merger Agreement) prior to the Effective Time without the prior written consent of Parent (which consent may not be unreasonably withheld, delayed or conditioned):

•           amend the Company’s organizational documents or other comparable charter or organizational documents of any subsidiary of the Company;

•           allow any subsidiary to (a) issue, sell, pledge, transfer or disposal of any shares of its share capital, (b) sell, transfer, lease, license or otherwise dispose of any of its material assets or business (other than in the ordinary course of business), (c) declare or make payment of dividends or distribution (other than from any such subsidiary to the Company), (d) lend money, incur or guarantee any indebtedness; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, guarantee any debt securities of others or make any capital expenditure or commitment in excess of $100,000 (in each such case, other than in the ordinary course of business consistent with past practices);

●           issue, sell, pledge, dispose of, grant, transfer, encumber, authorize or deliver (or agree or commit to do so) any securities of the Company or its subsidiaries;

●           acquire, repurchase, redeem or otherwise acquire any securities of the Company or its subsidiaries;

●           (a) split, combine, subdivide or reclassify any share capital, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital; (b) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any of its share capital, except for cash dividends made by any direct or indirect subsidiary to the Company or to a different subsidiary; or (c) enter into or modify any shareholders rights agreement, rights plan, “poison pill,” or other similar agreement or instrument;

•           propose to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries, or elect or appoint any new directors or executive officers of the Company, except for the transactions contemplated by this Agreement;

●           incur, prepay, repurchase, assume or materially modify any indebtedness for borrowed money or guarantee any indebtedness for borrowed money of another person or issue any debt securities or other rights to acquire any debt securities of the Company or any of the Company’s subsidiaries, except for (a) debt incurred in the ordinary course of business consistent with past practice under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date hereof a copy of which was made available to Parent or issuances or repayment of commercial paper in the ordinary course of business consistent with past practice, and (b) loans or advances between the Company and any direct or indirect subsidiaries, or between any direct or indirect subsidiaries;

 ●          assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the indebtedness for borrowed money of any other person, except with respect to obligations of direct or indirect wholly-owned subsidiaries of the Company incurred in the ordinary course consistent with past practice of such subsidiary’s business;

 ●          make any loans, advances or capital contributions to or investments in any other Person (other than the Company or any direct or indirect wholly-owned Subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of the Company’s subsidiaries of not more than $5,000,

·           mortgage or pledge any of its or the subsidiaries’ material assets, tangible or intangible or create exist any lien thereupon (other than certain permitted liens);

·           except as may be required by applicable law or the terms of any employee plan or employment agreement as in effect on the date of the Merger Agreement, (a) enter into, adopt, amend in any material respect (including acceleration of vesting) or terminate any material bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner (except in the ordinary course of business, consistent with past practice and except for hiring of new employees who are not directors and/or officers of the Company in the ordinary course of business), (b) increase the compensation payable or to become payable to any director, officer or employee, pay or agree to pay any special bonus or special remuneration to any director, officer or employee, or pay or agree to pay any material benefit not required by any plan or arrangement as in effect as of the date hereof, make any loans to any of its directors, officers or employees, agents or consultants (other than advancement of business expenses in the ordinary course of business of not more than $5,000), or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to an employee benefit plan or otherwise (with minimal exceptions), (c) announce, implement, or effect any reduction in labor force, layoff, early retirement program, severance program or other program or effort concerning the termination of employment of its employees, other than routine employee terminations consistent with past practices, (d) adopt or enter into any collective bargaining agreement, works council agreement or other labor union Contract applicable to its employees, or (e) hire or engage any new executives in leadership positions or executives who directly report to the Company’s chief executive officer;

•           except as may be required as a result of a change in applicable Law or in GAAP, make any material change in any of the accounting principles or practices used by it (including any change in depreciation or amortization policies), or make any material change in internal accounting controls or disclosure controls and procedures;

•           make or agree to make any new capital expenditure or expenditures that, individually, is in excess of $50,000 or, in the aggregate, are in excess of $300,000, except for capital expenditures that are contemplated by the Company’s 2014 or 2015 budget made available to Parent prior to the date of the Merger Agreement;

·           acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner): (a) any business or other Person or any material equity interest therein or (b) any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries;

·            enter into any contract (other than inter-company contracts) with respect to a joint venture, strategic alliance or partnership that is material to the Company and the Company’s subsidiaries, taken as a whole;

·           other than in the ordinary course consistent with past practice, sell, lease (as lessor), license or otherwise dispose of or subject to any lien any properties or assets of the Company or the Company’s subsidiaries, which are material to the Company and the Company’s subsidiaries, taken as a whole;

•           prepare or file any income tax return or other material tax return in a manner inconsistent with past practice or, on any such tax return, take any material position inconsistent with past practice, make or change any tax election, settle or otherwise compromise any material claim relating to taxes, settle any material dispute relating to taxes, adopt or change any accounting method (except as required under GAAP) in respect of taxes, enter into any tax indemnity, sharing, allocation agreement or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment, request any ruling or similar guidance with respect to taxes, other than as described elsewhere in the Merger Agreement;

·           (a) discharge, settle or satisfy any claims, liabilities, litigation or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in an amount in excess of $100,000 individually or $300,000 in the aggregate, other than the payment, discharge, settlement or satisfaction of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company’s reports to the SEC, (b) cancel any material indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $100,000, or (c) give any material discount, accommodation or other concession (other than in the ordinary course of business consistent with past practice) in order to accelerate or induce the collection of any receivable;

•           except in the ordinary course of business consistent with past practice, (a) enter into any contract that would constitute a material contract, (b) modify or amend in any material respect any material contract, (C) terminate any material contract, or (iv) waive, release, or assign any material rights or claims under any material contract;

•           apply for or accept (a) any government grant from the OCS or any other governmental authority, which government grant is extended to support the Company’s research and development operations, or (b) any material government grants from any other governmental authority;

•           transfer, sell lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, or allow to lapse or expire or otherwise dispose of any of the material assets, intellectual property rights, product lines, or businesses of the Company or any subsidiary, other than (a) pursuant to contracts in effect as of, and disclosed to Parent prior to the date of the Merger Agreement, or (B) in connection with the license of software products or the distribution, sale or license of other products or services, in each case, in the ordinary course of business consistent with past practice;

•           enter into, engage in or amend any transaction or contract with any subsidiary, related party or any interested parties;

•           customize the source code of any software product for any customer or other third party for which customization of the intellectual property rights associated therewith is not retained by the Company, other than in the ordinary course of business consistent with past practice;

•           enter into any contract that limits in any material respect either the type of business in which the Company or a subsidiary (or, after the Effective Time, Parent or its subsidiaries) may engage or the manner or locations in which it may so engage in any business, or would require the Company or the Company’s subsidiaries to deal exclusively with a person or related group of persons;

•           cancel or fail to in good faith seek to renew any material insurance policies;

•           except as expressly permitted in the Merger Agreement, take any action that would reasonably be expected to result in any of the conditions to the closing of the Merger not being satisfied or intended to prevent, or materially impart the ability of the Company to consummate the Merger and the transactions contemplated under the Merger Agreement; or

•           enter into a contract, or otherwise resolve or agree in any legally binding manner, to take any of the foregoing actions.

Company Shareholder Meeting and Board Recommendation

The Company has agreed, as promptly as practicable following the execution of the Merger Agreement, to duly call, give notice of and convene (in accordance with applicable law) a meeting of the Company’s shareholders for the purpose of obtaining the Company Shareholder Approval (which we refer to as the Company Shareholders Meeting).  The notice that we published on November 25, 2014, along with our expected convening of the Meeting on January 6, 2015, are intended to fulfill those requirements. Merger Sub has agreed to call a meeting of its shareholder (or have its shareholder take action by written consent) to be held no later than the date of the Company Shareholders Meeting.

The Company has agreed, as promptly as reasonably practicable following the execution of the Merger Agreement (but in any event by the 15th business day following the execution of the Merger Agreement), to prepare, furnish to the SEC and cause to be mailed to the shareholders of the Company a proxy statement relating to the Company Shareholders Meeting and form of proxy in connection with the vote of the shareholders of the Company that will, if approved, constitute the Company Shareholder Approval, and to cause that proxy statement to contain the recommendation of the Company’s board of directors that the Company’s shareholders approve the Merger and the Merger Agreement, which we refer to as the Company Board Recommendation, except to the extent our board of directors has withdrawn or modified its recommendation as permitted under the Merger Agreement.  This Proxy Statement and the proxy card enclosed herewith, along with our board of directors' recommendation set forth herein, are intended to fulfill these requirements.

The Company has agreed not to, except as permitted in the Merger Agreement, withhold, withdraw, amend or modify, or propose to withhold, withdraw, amend or modify, in any manner adverse to Parent, the Company Board Recommendation (we refer to such a change as a Company Board Recommendation Change), and to use commercially reasonable efforts to solicit from the Company's shareholders proxies in favor of the Company Shareholder Approval.  Parent has similarly agreed, as the shareholder of Merger Sub, to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

The Company may, however, (x) effect a Company Board Recommendation Change with respect to a bona fide, written Acquisition Proposal (as defined in the section titled “No Solicitation of Transactions” below) that did not result from a violation of the Company’s non-solicitation restrictions and that the Company’s board of directors (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes or is reasonably likely to result in a Superior Proposal (as defined in the section titled “No Solicitation of Transactions” below) and/or (y) terminate the Merger Agreement in order to enter into a written definitive agreement with respect to a Superior Proposal, in each case, if (i) the Company receives a written, bona fide Acquisition Proposal (from someone who is not in violation of his, her or its standstill obligations to the Company (if any)); (ii) such Acquisition Proposal did not result from a breach by the Company of any terms of the Merger Agreement; (iii) the Company board of directors (or any committee thereof) concludes in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal; (iv) the Company has notified Parent in writing that it intends to effect a Company Board Recommendation Change and/or terminate the Merger Agreement with respect of such Superior Proposal, detailing the reasons for such Company Board Recommendation Change and/or termination and the material terms and conditions of such Superior Proposal, describing in reasonable detail the proposed related agreement with such third party, identifying the third party and including a copy of any such agreement with such third party and any other material documentation with respect thereto; and (v) the Company shall have negotiated in good faith with Parent during the five business day period immediately following notification by the Company to Parent in order to make adjustments to the terms of the Merger Agreement; and (vi) at the conclusion of such five business day period, the Company’s board of directors (or any committee thereof) shall have determined in good faith (after consultation with its outside legal counsel and financial advisors), and after giving effect to any adjustments to the terms of the Merger Agreement that may have been proposed by Parent, that the third party’s proposal continues to constitute a Superior Proposal and that the failure to effect a Company Board Recommendation Change and/or terminate this Agreement would be reasonably likely to result in a breach of its fiduciary duties to the Company and its shareholders under applicable law.

Any such termination by the Company requires (1) payment of the termination fee and expense reimbursement to the Parent (as described under “Termination Provisions” below) and (2) immediate entry by the Company into the third party agreement with respect to the Superior Proposal.  In the event of any material revisions to the terms of any such Superior Proposal, the Company must provide a new notice to Parent and to comply with the same requirements with respect to such new notice, except that the five business day period referred to in clause (v) above shall instead be a three business day period and commence on the date of such new notice.

Furthermore, nothing in the Merger Agreement prohibits the Company’s board from (i) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act (or any communication under Israeli law with substantially similar content) or a position contemplated by Section 329 of the Companies Law, or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act and (ii) making any disclosure to the Company’s shareholders if the Company’s board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to make such disclosure would breach its fiduciary duties under applicable law.

Merger Proposal

The Company and Merger Sub have agreed that they will, as promptly as reasonably practicable after the execution of the Merger Agreement, cause a merger proposal (in the Hebrew language) to be executed in accordance with Section 316 of the Companies Law and delivered and filed with the Israeli Companies Registrar.  The Company and Merger Sub have further agreed to timely provide notice to their secured creditors (if any) in accordance with Section 318 of the Companies Law and to timely inform the Israeli Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was given to their respective creditors under Section 318 of the Companies Law.  The executed merger proposal was filed with the Israeli Companies Registrar on November 27, 2014.

In addition, each of the Company and, if applicable, Merger Sub, agreed to timely (i) publish a notice to its creditors in two daily Hebrew newspapers circulated in Israel, a newspaper circulated in New York City and in such other manner as may be required by applicable law, (ii) send a notice by registered mail to all of the “Substantial Creditors”, if any (as such term is defined in the regulations promulgated under the Companies Law) of which the Company or Merger Sub, as applicable, is aware, and (iii) send to the “workers committee,” or display in a prominent place at the Company’s premises, a copy of the notice published in the daily Hebrew newspaper.  The requisite notice to the Company’s creditors in two daily Israeli Hebrew newspapers, and the English notice in a New York City newspaper, were published on November 26, 2014 and November 28, 2014, respectively. A copy of the notice published in the daily Hebrew newspaper has been displayed in a prominent place at the Company’s premises since November 26, 2014.

No Solicitation of Transactions

The Company has agreed that neither it nor its subsidiaries nor any of their respective officers, directors or employees will, and the Company has agreed to not authorize or permit its representatives to:

•
directly or indirectly solicit or initiate, seek the making, submission or announcement of, or knowingly encourage, facilitate or assist the making of, any offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal;

•
furnish any nonpublic information regarding the Company or any of its subsidiaries to any person in connection with or in response to an Acquisition Proposal, or afford to any person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of the Company’s subsidiaries, with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal or other communication that would reasonably be expected to lead to an Acquisition Proposal;

•	participate or engage in any discussions or negotiations with any person with respect to any Acquisition Proposal;

•	subject to certain exceptions, approve, endorse or recommend any Acquisition Proposal;

•	subject to certain exceptions, enter into any contract contemplating or otherwise relating to any Acquisition Transaction (as defined below); or

•	resolve or publicly propose to take any actions detailed in the bullet points above.

Notwithstanding the restrictions described above, the Company is not prohibited from:

•
prior to obtaining the Company Shareholder Approval, participating or engaging in discussions or negotiations with any person that after consultation with outside legal counsel and financial advisors, the Company determines has made a Superior Proposal;

•
furnishing to any person that has made a Superior Proposal any non-public information relating to the Company or any of its subsidiaries and/or afford to such person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its subsidiaries, in each case, pursuant to a confidentiality agreement (which shall contain standstill covenants and expressly permit the Company to perform its notice and other obligations vis-à-vis Parent under the Merger Agreement which is no less favorable than the confidentiality agreement entered into with Parent);

provided, in the case of each of the prior two bullet points:

(A)
the Company’s board of directors (or any committee thereof) shall have determined in good faith (after consultation with outside legal counsel) that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties to the Company and its shareholders under applicable law;

(B)
within 24 hours following such determination, the Company gives Parent written notice of the Company’s intention to participate or engage in such discussions or negotiations with, or furnish nonpublic information or access to, such person, as applicable; and

(C)
as soon as reasonably practicable after furnishing any non-public information about the Company and its subsidiaries to such person (and in any event within twenty-four (24) hours thereafter), furnishes such non-public information to Parent in accordance with the terms of the Merger Agreement.

The term “Acquisition Proposal” means any offer or proposal whether in writing or otherwise (other than an offer or proposal by Parent or Merger Sub) made by a person or group (as defined under the Exchange Act) to engage in an Acquisition Transaction.

The term “Acquisition Transaction” means any transaction or series of related transactions relating to: (i) any direct or indirect acquisition, purchase, license, lease or transfer of 20% or more of the assets of the Company and the Company’s subsidiaries, taken as a whole, (ii) any direct or indirect acquisition, sale or purchase of 20% or more of any class of equity or voting securities of the Company or any of the Company’s subsidiaries, (iii) any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of any class of equity or voting securities of the Company or any of the Company’s subsidiaries or (iv) any merger, share exchange, consolidation, business combination, recapitalization, reorganization, joint venture, liquidation, dissolution or similar transaction involving the Company or any of the Company’s subsidiaries, in each case, other than the Merger.

The term “Superior Proposal” means a bona fide written Acquisition Proposal (for purposes of this definition, replacing all references in the definition of “Acquisition Transaction” embedded in the definition of “Acquisition Proposal” to twenty percent (20%) with fifty percent (50%)) is on terms that the board of directors of the Company or any committee thereof determines, in good faith, after consultation with outside legal counsel and a financial advisor (i) taking into account all relevant legal, financial, regulatory and other aspects and the terms of such Acquisition Proposal, would be more favorable from a financial point of view to the Company’s shareholders than the Merger, and (ii) which the Company’s board shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal, financing and other aspects of such proposal.

The Company’s board of directors may not take any of the actions referred to above unless the Company has delivered to Parent a prior written notice advising Parent that it intends to take such action.  The Company is required to notify Parent promptly (but in no event later than 24 hours) after receipt by the Company of an Acquisition Proposal, any request for nonpublic information relating to the Company’s and its subsidiaries in connection with an Acquisition Proposal or any inquiry that could reasonably be expected to lead to an Acquisition Proposal.  The Company is required to provide such notice orally and in writing and to identify the third party making, and the terms and conditions of, any such Acquisition Proposal, request or inquiry, as well as to provide a copy of the Acquisition Proposal and other material documentation or correspondence and to keep Parent informed on a prompt basis with respect to any change to the material terms of such Acquisition Proposal, request or inquiry (but in no event later than 24 hours following any such change), including providing Parent with a copy of any draft agreements and modifications and material documentation and correspondence and written summaries of any material oral inquiries, requests or discussions thereof.  The Company must negotiate in good faith with Parent and its representatives if requested by Parent regarding any adjustments or modifications to the terms of the Merger Agreement proposed by Parent, as the case may be. Neither the Company nor its Subsidiaries may enter into any agreement that would restrict the Company’s ability to provide to Parent the information concerning an Acquisition Proposal.  Neither the Company nor its Subsidiaries may terminate, waive, amend or modify, or grant permission under, any standstill, non-compete, non-solicitation or confidentiality provision in any agreement to which it or any of its subsidiaries is or becomes a party, except to the extent the failure to take any such action would reasonably be expected to breach the board’s fiduciary duties to the Company and its shareholders under applicable law, and both the Company and its subsidiaries must use reasonable best efforts to enforce such standstill, non-compete, non-solicitation and confidentiality provisions if the Company becomes aware of any material breach thereof by any party subject thereto.

The Company has agreed to, and to cause its subsidiaries and its and their respective officers, directors and employees and their respective representatives to, immediately cease and terminate any existing activities, discussions or negotiations between the Company and its and their respective officers, directors and employees and representatives and any third party that relate to any Acquisition Proposal and to demand prompt return or destruction of any confidential information previously furnished to such third party during the 18 months prior to the date of the Merger Agreement and revoke, terminate or withdraw access of any person to any data room in connection with any Acquisition Proposal.

Efforts to Consummate the Merger

Subject to the terms and conditions of the Merger Agreement, each of the Parent and Merger Sub, on the one hand, and the Company on the other hand, has agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, and to assist and cooperate with the other party to the Merger Agreement in doing, all things under such party’s control or which such party is required to do under the Merger Agreement, or is necessary to do, to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement, including (i) causing the closing conditions to be met, (ii) obtaining all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities and making all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the Merger and the transactions contemplated by the Merger Agreement, (iii) obtaining all necessary consents, approvals or waivers under any material contracts to which the Company is a party in connection with the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement so as to maintain and preserve the benefits under such material contracts following the consummation of the transactions contemplated by the Merger Agreement, and (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement and any ancillary agreements.

Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, has agreed to (i) file the notification required for the transactions contemplated by the Merger Agreement with the German BKartA as soon as practicable after the date of the Merger Agreement but in no event later than 15 business days following the execution and delivery of the Merger Agreement (such filing is expected to be made on or about December 15, 2014), and (ii) file comparable pre-merger or post-merger notification filings, forms and submissions with any other governmental authority that is required by any other antitrust laws as soon as practicable after the date of this Agreement and in any event before the expiration of any applicable legal deadline.  Each of Parent and the Company has agreed to (a) cooperate and coordinate with the other in the making of such filings, (b) supply each other with any information that may be required in order to make such filings, (c) supply any additional information that reasonably may be required or requested by the U.S. Federal Trade Commission, the U.S. Department of Justice, the German BKartA, the Israeli Anti-Trust Authority or the governmental authorities of any applicable jurisdiction in which any filing is required to be made under any other antitrust laws, and (d) use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under antitrust laws as soon as practicable, and to obtain any required consents under any other antitrust laws applicable to the Merger as soon as practicable, and to avoid any impediment to the consummation of the Merger under any antitrust laws.

Notwithstanding the foregoing, nothing in the Merger Agreement will be deemed to require Parent, the surviving company from the Merger or any other subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or propose to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the surviving company or any other subsidiary of Parent or the Company, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a governmental authority or any other person or for any other reason.

Parent has executed and delivered an undertaking in customary form in favor of the OCS to comply with applicable law in connection with the Merger. Please refer to “The Merger—Regulatory Matters—Israeli Office of the Chief Scientist” above for a description of this requirement.

Indemnification and Insurance

The Merger Agreement provides that the rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company acting in such capacities as provided in the charter documents of the Company and any indemnification or other agreements of the Company as in effect on the date of the Merger Agreement will be assumed by the surviving company in the Merger and will survive the Merger and continue in full force and effect in accordance with their terms; however, those obligations will be subject to any limitation imposed from time to time under applicable law.

The Merger Agreement also provides that prior to the Effective Time, the Company will endeavor to purchase a directors and officers liability insurance policy covering those persons who, as of immediately prior to the Effective Time, are covered by the Company’s current directors’ and officers’ liability insurance policy, on terms no less favorable to the insured parties than those of the Company’s present directors’ and officers’ liability insurance policy, for a period of seven years after the Effective Time. In the alternative, the Parent will cause the surviving company to maintain in effect, for a period of seven years after the Closing Date, a D&O Insurance (or comparable “tail” policy) with a creditworthy issuer, Parent’s obligation to provide this insurance coverage is subject to a maximum annual expenditure of 200% of the annual premium currently paid by the Company for such coverage.

Employee Matters

The Merger Agreement contains covenants relating to certain employee matters.  Under these covenants, Parent and the Company have agreed, among other things, that it is their intention to:

•
for a period of one year following the Effective Time, provide individuals who were employed by the Company or its subsidiaries immediately prior to the Effective Time with salaries and benefits that are in the aggregate reasonably comparable to the salaries and benefits (other than equity compensation) such employee received prior to the Effective Time, subject to certain adjustments in compensation and benefits as may be determined by Parent to be in Parent’s best interests from time to time;

•
provide employees of the Company and its subsidiaries with service credit for the purposes of any vesting, eligibility, and benefits, including severance benefits and vacation entitlement (but not for accrual of pension benefits), under benefit plans, programs or arrangements to be made available to such employees following the closing date, to the extent past service was recognized for such employees under the comparable Company employee plans immediately prior to the Effective Time, provided that such crediting of service will not operate to duplicate any benefits and will not be counted for the purpose of crediting benefit accrual under any defined benefit pension plan; and

•
use commercially reasonable efforts to cause (i) the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to employees of the Company and its subsidiaries (and their eligible dependents) under any welfare benefit plans in which such employees participate following the Effective Time, to the extent that such conditions, exclusions or waiting periods would not apply in the absence of such change, and (ii) for the plan year in which the Effective Time occurs, the crediting of each such employee (or his or her eligible dependents) with any co-payments and deductibles paid prior to any such change in satisfying any applicable deductible or out-of-pocket requirements after such change.

Nothing in the Merger Agreement shall confer upon any employee any right to employment or continued employment or compensation of any kind.

Tax Rulings

The Company has agreed to cause its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority an application (in form and substance reasonably acceptable to Parent and Merger Sub) for a withholding ruling that will provide, among other things, that Parent, the surviving corporation and the paying agent will not withhold Israeli taxes from Merger Consideration that is payable to: (i) non-Israeli shareholders who acquired their Ordinary Shares following the initial public offering of the Company (based on a certificate in customary form to  be provided by each such shareholder); and (ii) shareholders who hold their Ordinary Shares through an Israeli Financial Institution (as defined in the Israeli Income Tax Regulations (Withholding from Consideration, Payment or Capital Gain from the Sale of Securities, Sale of Mutual Fund or Future Transaction), 2002).

The Company also agreed to instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority an application (in form and substance reasonably acceptable to Parent and Merger Sub) for a ruling that will provide, among other things, that: (i) Parent and the paying agent and anyone on their behalf will be exempt from withholding tax in respect to any consideration paid directly to the 102 Trustee, for the purpose of Section 102 of the Tax Ordinance, and (ii) the payments made in respect of restricted Ordinary Shares issued under Section 102(b) of the Tax Ordinance will not be treated as a breach of the provisions of Section 102(b) of the tax Ordinance, subject to deposit with the Section 102 Trustee and compliance with the minimum holding period required under Section 102(b) of the Tax Ordinance.

Certain Other Covenants

The Merger Agreement contains additional covenants, including covenants relating to cooperation among the parties in connection with (i) reasonable access by Parent and its representatives during normal business hours, upon reasonable prior notice, to the properties, books and records and personnel of the Company and its subsidiaries; (ii) shareholder litigation or other litigation related to the Merger or Merger Agreement; (iii) obtaining resignation letters from each of the members of the Company’s board of directors and the board of directors of each of the Company’s subsidiaries, in each case to be effective as of the Effective Time; (iv) the preparation of this Proxy Statement and other matters related to the Meeting; (v) the de-listing of the Ordinary Shares from the NASDAQ Capital Market and the deregistration of the Ordinary Shares under the Exchange Act, (vi) reports to be filed by the Company prior to the Effective Time; (vii) obtaining assignments of intellectual property rights, waiver of rights to compensation, and confidentiality undertakings from employees of the Company and its subsidiaries; (viii) minimizing the effect of any antitakeover laws; (ix) notification regarding matters relating to completion of the transactions contemplated, including from governmental authorities; (x) notifying one another as to a development causing non-compliance with a representation, warranty or covenant under the Merger Agreement; (xi) public announcements; and (xii) compliance with confidentiality undertakings of the parties under the exiting confidentiality agreement between the parties.

Conditions to the Merger

Closing Conditions Applicable to Both Sides

The obligation of each of the Parent and Merger Sub, on the one hand, and the Company, on the other hand, to consummate the Merger is conditioned upon the satisfaction or waiver (in writing) (except for the condition of receipt of the approval of the Merger Proposal at the Meeting, which cannot be waived), on or prior to the closing date, of all of the following conditions:

•	approval of the Merger Proposal shall have been obtained at the Meeting;

•
any waiting period (and any extension thereof) applicable to the Merger shall have expired or been terminated and any approvals required to be obtained or filings required to be made prior to the closing under German antitrust laws shall have been obtained or filed, as and if applicable;

•
at least 50 days shall have elapsed after the filing of the Merger Proposal with the Israeli Companies Registrar and at least 30 days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub;

•
no governmental authority of competent jurisdiction shall have enacted, issued or promulgated any law or regulatory requirement, or issued or granted any order, that has the effect of making the Merger illegal or that prevents the consummation of the Merger;

•
there shall not be pending or threatened any action in which a governmental authority is or is threatened to become a party or is otherwise involved: (i) challenging or seeking to restrain or prohibit the consummation of the Merger, (ii) seeking to prohibit or limit in any material respect Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to any of the shares of the surviving company of the Merger, (iii) that would materially and adversely affect the right of Parent, the surviving company or any subsidiary of Parent to own the assets and operate the business of the Company or any subsidiary of the Company, or (iv) seeking to compel Parent or its subsidiaries, or the Company or its subsidiaries, to dispose of or hold separate any material assets as a result of the Merger;

•	the Company and Merger Sub shall have received the Certificate of Merger for the Merger from the Israeli Companies Registrar.

Conditions to Parent’s and Merger Sub’s Obligations to Close

In addition to being subject to the foregoing conditions applicable to both sides under the Merger Agreement, the obligations of Parent and Merger Sub to consummate the Merger are conditioned upon the satisfaction or waiver (in writing) at or prior to the closing date of the following conditions:

•
(i) accuracy, in all respects, of certain representations and warranties of the Company in the Merger Agreement (related to Organization; Good Standing and Qualification; Company Charter Documents; Corporate Power and Enforceability; Board and Shareholders Actions; Non-Contravention; Required Governmental Approvals; Company Capitalization; Company Subsidiaries; No Fees to Brokers; and Opinion of Financial Advisor); (ii) accuracy, in all respects (subject to the below qualification), of representations and warranties of the Company in the Merger Agreement that are qualified or limited by a materiality, material adverse effect (as defined below) or similar standard; and (iii) accuracy, in all material respects, of all other representations and warranties of the Company in the Merger Agreement, in the case of each of clauses (i) through (iii) above, as of the date of the Merger Agreement and as of the Effective Time as if made on and as of the Effective Time, except to the extent such representations and warranties speak as of a specific date, in which case the applicable standard of accuracy must be true as of such date;

•	the Company shall have performed in all material respects each of the obligations that are to be performed by it under the Merger Agreement at or prior to the Effective Time;

•
receipt of a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in the previous two bullet points have been satisfied;

•	there shall not have occurred since the date of the Merger Agreement any event, change, effect or development that, individually or in the aggregate, has had a Company Material Adverse Effect;

•	all required approvals of, and notifications to, certain contractual counter parties of the Company concerning the consummation of the Merger shall have been provided or obtained (as applicable);

•
delivery by the Company to Parent and/or Merger Sub (at least five business days prior to the closing date) a certificate setting forth (i) a reasonably detailed calculation of all transaction expenses that have been incurred as of such date with a statement that no transaction expenses other than those shown have been incurred and (ii) a good faith estimate of all Transaction Expenses that the Company and its subsidiaries are expected to incur following such date, together with a reasonably detailed schedule setting forth the calculation underlying such estimate; and

•
the absence of pending or threatened actions in which a governmental authority is (or has overtly threatened in writing to become) a party or is otherwise involved relating to the Merger and seeking to obtain from Parent or its subsidiaries, or from the Company or any Company subsidiary, any damages or other relief that would reasonably be expected to result in damages in excess of the approximately $4.8 million termination fee that the Company may be required to pay to Parent under certain circumstances involving a termination of the Merger Agreement (as described under “Effect of Termination” below).

Conditions to Company’s Obligation to Close

The Company’s obligation to effect the Merger is conditioned upon the satisfaction or waiver (in writing), on or prior to the closing date, of all of the following conditions:

•
(i) accuracy in all respects (subject to the below qualification) of representations and warranties of Parent and Merger Sub in the Merger Agreement that are qualified or limited by a materiality, material adverse effect or other similar standard, and (ii) accuracy in all material respects of all other representations and warranties of the Parent and Merger Sub in the Merger Agreement, in the case of each of clauses (i) and (ii) above, as of the date of the Merger Agreement and as of the Effective Time as if made on and as of the Effective Time, except to the extent such representations and warranties speak as of a specific date, in which case the applicable standard of accuracy must be true as of such date;

•	each of Parent and Merger Sub shall have performed in all material respects the obligations that are to be performed by it under the Merger Agreement at or prior to the Effective Time; and

•
receipt of a certificate of each of Parent and Merger Sub, validly executed for and on their behalf and in their names by duly authorized officers thereof, certifying that the conditions set forth in the previous two bullet points have been satisfied.

Termination Provisions

The Merger Agreement may be terminated at any time before the Effective Time by the mutual written agreement of Parent and the Company.

The Merger Agreement may also be terminated prior to the Effective Time by either Parent or the Company if:

•
the Merger is not consummated by March 23, 2015 (which we refer to as the Termination Date) (the right to terminate in this scenario is not available to a party (i) whose action or failure to act has been the principal cause of, or primarily resulted in, the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement, or (ii) that is in material breach of the Merger Agreement);

•
a governmental entity has issued a permanent, final and nonappealable order, or has taken other action that is final and nonappealable, that permanently enjoins, restrains or otherwise prohibits the Merger (the right to terminate in this scenario is not available to a party if the issuance of such order or other action was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement or under any ancillary agreement or the breach by it of certain covenants (or, in addition, in the case of the Company, if the issuance of such order or other action was primarily due to the inaccuracy of any of its representations or warranties in the Merger Agreement)) (if the Merger Agreement is so enjoined, restrained or otherwise prohibited pursuant to this bullet point, certain covenants of the parties in the Merger Agreement, including the prohibitions on solicitation of Acquisition Proposals, restrictions on conduct of business and requirements related to the recommendation of the board of directors, in each case, as applicable to the Company, and all restrictions, limitations and requirements thereunder, shall be terminated and of no further force and effect);  or

•	the Company Shareholder Approval has not been obtained after the final adjournment of the Meeting at which a vote is taken on the Merger.

The Merger Agreement may also be terminated prior to the Effective Time by Parent under any of the following circumstances:

•
if the Company shall have breached any of its representations, warranties or covenants under the Merger Agreement such that the closing conditions in the first two bullet points under “Conditions to Parent’s and Merger Sub’s Obligations to Close” above would not be satisfied, and the Company shall have failed to cure, or cannot cure, such breach within 20 business days after receipt of written notice of such breach from Parent (Parent may not utilize this termination right (i) if Parent or Merger Sub has breached any of its representations, warranties or covenants under the Merger Agreement in any material respect, (ii) at any time during such 20 business day notice period, (iii) at any time after such 20 business day notice period if the Company shall have cured such breach during such 20 business day notice period, or (iv) at any time prior to two business days immediately before March 23, 2015 with respect to any breach of any representation or warranty by the Company to the extent such breach relates to actions, omissions or occurrences following the date of the Merger Agreement);

•
if the board of directors of the Company (or a committee thereof) shall have failed to reaffirm publicly the Company Board Recommendation (or, following receipt of the Company Shareholder Approval, to reaffirm its determination that the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its shareholders) within three business days after Parent so requests in writing (which request may be made at any time following public disclosure of an Acquisition Proposal (whether or not a Superior Proposal) (Parent may not make more than two such requests in the aggregate following the disclosure of any Acquisition Proposal); or

•	if there shall have occurred a material adverse effect with respect to the Company.

The Merger Agreement may also be terminated prior to the Effective Time by the Company under any of the following circumstances:

•
the Company terminates the Merger Agreement prior to obtaining the Company Shareholder Approval, in order to immediately enter into a written definitive agreement with respect to a Superior Proposal (provided that the Company pays Parent the approximate $4.8 million termination fee in advance of or substantially concurrently with such termination, as described under “Termination Fee” below); or

•
if Parent or Merger Sub shall have materially breached any of its representations, warranties or covenants under the Merger Agreement such that the closing conditions in the first two bullet points under “Conditions to Company’s Obligation to Close” above would not be satisfied, and Parent or Merger Sub shall have failed to cure, or cannot cure, such breach within 20 business days after receipt of written notice of such breach from the Company (the Company may not utilize this termination right (i) if the Company has breached any of its representations, warranties or covenants under the Merger Agreement in any material respect, (ii) at any time during such 20 business day notice period, and (iii) at any time after such 20 business day notice period if Parent and Merger Sub shall have cured such breach during such 20 business day notice period).

Effect of Termination

If the Merger Agreement is validly terminated, it will become null and void, with no liability of the parties thereto, with the exception of certain sections thereof, which survive termination, and except for the Company’s obligation to pay the approximate $4.8 million termination fee and/or the expenses of Parent and Merger Sub in certain termination scenarios (as described under “Termination Fee” below).  Furthermore, notwithstanding termination of the Merger Agreement, any party may still be liable for any fraud or “willful breach” of any representation, warranty, covenant, obligation or other provision of the agreement.  For purposes of the Merger Agreement, “willful breach” means any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of the Merger Agreement.  In addition, termination of the Merger Agreement does not affect the obligations set forth in the confidentiality agreement between the parties, which survive termination of the Merger Agreement in accordance with their terms.

Termination Fee

The Company is required to pay to Parent US$4,826,487, representing 5% of the total consideration payable to our shareholders pursuant to the Merger (which we refer to as the termination fee), in the event that the Merger Agreement is terminated under any of the following circumstances:

•
if Parent or the Company terminates the Merger Agreement due to the Company Shareholder Approval not being achieved after the final adjournment of the Meeting at which a vote is taken on the Merger, and after the date of the Merger Agreement and at or prior to the date of the Meeting an Acquisition Proposal shall have been publicly announced, and within 12 months following such termination of the Merger Agreement the Company enters into a definitive agreement to effect, or actually consummates, a Qualifying Transaction (which is defined as an Acquisition Transaction (as defined  in the section titled “No Solicitation of Transactions” above), except that references to “20%” in that definition shall instead be deemed to be references to “50%.”);

•
if the Company terminates the Merger Agreement prior to obtaining the Company Shareholder Approval, in order to immediately enter into a written definitive agreement with respect to a Superior Proposal; or

•
if Parent terminates the Merger Agreement due to the Company’s board of directors (or a committee thereof) having failed to reaffirm publicly the Company Board Recommendation (or, following receipt of the Company Shareholder Approval, to reaffirm its determination that the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its shareholders) within three business days of such request as described in “Termination Provisions” above.

In the event that the Merger Agreement is terminated under the circumstances described in either of the last two bullet points immediately above, in addition to payment of the termination fee, the Company will also be required to pay all of the actual and reasonably documented out-of-pocket fees and expenses of Parent and Merger Sub incurred in connection with the transactions contemplated by the Merger Agreement.

The Merger Agreement clarifies that the Company will only be required to pay the termination fee once, regardless of whether it would otherwise be payable on more than one occasion under the above-described circumstances.

Expenses

Generally, all fees and expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses, whether or not the Merger is consummated. If the Merger is consummated, US$2 million of our transaction expenses (that are properly documented, including the certificate described above) will not decrease the merger consideration distributable to our shareholders. If we exceed that US$2 million amount, any such excess will reduce the aggregate cash consideration payable to our shareholders and the holders of our restricted stock awards pursuant to the Merger (which excess, when divided by the number of outstanding Ordinary Shares and Ordinary Shares underlying outstanding restricted stock awards at the Effective Time, will reduce the Merger Consideration on a per share basis). Based on the good faith estimates and expectations of our management and board as of the date hereof, we do not believe that our transaction expenses will exceed US$2 million, and as such, no price reduction shall occur.

Amendments

The parties may amend the Merger Agreement:

•	at any time prior to the receipt of Company Shareholder Approval; or

•
after the receipt of the Company Shareholder Approval, provided that any amendment that by law requires further approval of the Company’s shareholders can only be entered into if such approval is obtained.

Governing Law

The Merger Agreement is governed by and will be construed in accordance with the laws of the State of New York, without regard to its rules on conflict of laws.  However, all provisions of the Merger Agreement that relate to the effectiveness of the Merger under the Companies Law are governed by the laws of the State of Israel.

MARKET PRICE INFORMATION

Our Ordinary Shares are listed for trading on the NASDAQ Capital Market under the symbol “CIMT.” The following tables set forth the high and low closing market prices for Ordinary Shares on the NASDAQ Capital Market for the periods indicated:

Period	(In U.S. dollars)
Six most recent months:	High	Low
November 2014	8.67	5.67
October 2014	6.03	5.30
September 2014	6.57	5.50
August 2014	6.87	5.58
July 2014	6.68	5.68
June 2014	6.66	5.99
May 2014	6.87	6.34

Two most recent full financial years and subsequent periods, by quarter:
Fourth Quarter 2014 (through December 2, 2014)	8.67	5.30
Third Quarter 2014	6.87	5.50
Second Quarter 2014	7.30	5.99
First Quarter 2014	10.75	6.72
Fourth Quarter 2013	9.65	5.7
Third Quarter 2013	7.59	5.65
Second Quarter 2013	8.7	5.25
First Quarter 2013	12.88	4.46
Fourth Quarter 2012	4.85	3.67
Third Quarter 2012	4.29	3.01
Second Quarter 2012	4.69	3.66
First Quarter 2012	4.11	3.03

Five most recent full financial years:
2013	12.88	4.46
2012	4.85	3.01
2011	5.10	2.56
2010	3.58	0.98
2009	1.41	0.56

On November 21, 2014, the last full trading day prior to date of the public announcement of the signing of the Merger Agreement, the closing price per Ordinary Share on the NASDAQ Capital Market was $6.08. On December 2, 2014, the most recent practicable date, the closing price per Ordinary Share on the NASDAQ Capital Market was $8.66.

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR OUR ORDINARY SHARES.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares, as of December 4, 2014, by: (1) each person who we believe beneficially owns 5% or more of our outstanding Ordinary Shares, and (2) all of our directors and executive officers as a group.  Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.  The percentage ownership of each such person is based on 10,761,397 Ordinary Shares outstanding as of December 4, 2014 and includes the number of Ordinary Shares underlying options or other convertible securities that are exercisable within sixty (60) days from such date.  Under the rules of the SEC, Ordinary Shares that are subject to options or convertible securities are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding them, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. We have no such options or other securities outstanding as of the current time.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Beneficially Owned
Wellington Trust Company, NA(1) Wellington Management Company, LLP 280 Congress Street Boston, MA 02210	945,761	8.8%
Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Micro Cap Equity Portfolio(2) c/o Wellington Trust Company 280 Congress Street Boston, MA 02210	622,960	5.8%
All Directors and Executive Officers as a group (7 persons)	241,899	2.2%

(1)
Beneficial ownership information is based on separate amendments to Schedules 13G filed by Wellington Trust Company, NA, or Wellington Trust, and Wellington Management Company, LLP, or Wellington Management, with the SEC on February 14, 2014.Wellington Management, in its capacity as investment adviser, may be deemed to beneficially own the Ordinary Shares that appear next to its name in the above table, which shares are held of record by its clients. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, those Ordinary Shares. No such client is known to have such right or power with respect to more than 5% of our Ordinary Shares, other than Wellington Trust.

(2)
Beneficial ownership information is based on a Schedule 13G filed by Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Micro Cap Equity Portfolio with the SEC on April 10, 2014.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

The SEC reports set forth below, as well as reports we file with or furnish to the SEC after the date of this Proxy Statement, contain important information about Cimatron and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on April 30, 2014; and

•
Reports of Foreign Private Issuer on Form 6-K furnished on May 14, 2014, August 13, 2014, November 13, 2014, November 24, 2014 (excluding the press release annexed as Exhibit 99.1 thereto), November 25, 2014 and December 5, 2014.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of Ordinary Shares.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED DECEMBER 5, 2014. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,

/s/ YOSSI BEN-SHALOM
Chairman of the Board of Directors

Givat Shmuel, Israel
December 5, 2014

Appendix A

AGREEMENT AND PLAN OF MERGER

by and among

3D SYSTEMS, INC.

COPERNICUS ACQUISITION LTD.

CIMATRON LTD.

and

3D SYSTEMS CORPORATION, solely with respect to Section 10.12

Dated as of November 23, 2014

TABLE OF CONTENTS

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is entered into as of November 23, 2014 by and among 3D Systems, Inc., a California corporation (“Parent”), Copernicus Acquisition Ltd., a company organized under the laws of the State of Israel that is an indirect wholly owned subsidiary of Parent (“Merger Sub”), Cimatron Ltd., a company organized under the laws of the State of Israel (the “Company”), and solely with respect to Section 10.12, 3D Systems Corporation, a Delaware corporation (“3DS”).  Each of Parent, Merger Sub and the Company are referred to herein as a “Party” and together as the “Parties.”  Certain capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.

RECITALS

WHEREAS, the Company Board has (a) determined that it is in the best interests of the Company, and declared it advisable, to enter into this Agreement providing for the merger (the “Merger”), in accordance with the ICL, of Merger Sub with and into the Company, with the Company continuing as the corporation surviving the Merger (the “Surviving Company”), and has determined in accordance with Section 315 of the ICL that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors existing as of immediately prior to the Closing, (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, and (c) resolved and agreed to recommend approval and adoption of this Agreement and the Merger by the Company Shareholders in a shareholders meeting to be convened;

WHEREAS, the Board of Directors of Merger Sub has (i) approved this Agreement and declared it advisable for Merger Sub and Parent, as its sole shareholder, to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby, (ii) has determined in accordance with Section 315 of the ICL that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors existing as of immediately prior to the Closing, (iii) directed that this Agreement, the Merger and the other transactions contemplated by this Agreement be submitted to Parent for adoption and approval in accordance with the provisions of this Agreement and the ICL, including Sections 314-327 thereof; and (iv) determined to recommend that Parent, as its sole shareholder, approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Board of Directors of Parent has duly approved and declared advisable, this Agreement, the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

Section 1.1                      Certain Definitions.  For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“102 Trustee” shall mean the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 RSs.

“Acquisition Proposal” shall mean any offer or proposal, whether in writing or otherwise (other than an offer or proposal by Parent or Merger Sub), made by a Person or group (as defined in or under Section 13(d) of the Exchange Act) to engage in an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions relating to (i) any direct or indirect acquisition, purchase, license, lease or transfer of 20% or more of the assets of the Company and the Company Subsidiaries, taken as a whole, (ii) any direct or indirect acquisition, sale or purchase of 20% or more of any class of equity or voting securities of the Company or any of the Company Subsidiaries, (iii) any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of any class of equity or voting securities of the Company or any of the Company Subsidiaries or (iv) any merger, share exchange, consolidation, business combination, recapitalization, reorganization, joint venture, liquidation, dissolution or similar transaction involving the Company or any Company Subsidiary, in each case, other than the Merger.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, through one of more intermediaries, controls, is controlled by or is under common control with such Person.  For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” shall mean the other agreements and instruments provided for, expressly contemplated herein or executed and delivered in connection with this Agreement.

“Antitrust Law” shall mean any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case, that are applicable to the transactions contemplated by this Agreement.

“Business Day” shall mean any day other than Saturday, Sunday or other day on which the banks in the City of New York, New York or the State of Israel are authorized by Law or executive order to be closed.

“Company 102 RS” shall mean Company RSs granted under Section 102 of the Ordinance.

“Company Balance Sheet” shall mean the unaudited reviewed consolidated balance sheet of the Company and the Company Subsidiaries as of September 30, 2014.

“Company Balance Sheet Date” shall mean September 30, 2014.

“Company Board” shall mean the Board of Directors of the Company.

“Company Intellectual Property Rights” shall mean Intellectual Property Rights (including any applications therefor) (a) owned, used or filed by the Company or any of the Company Subsidiaries; (b) incorporated by the Company or any of the Company Subsidiaries in their products, research and development processes; or (c) licensed (either express or implied) to the Company or any of the Company Subsidiaries, in each case, that are used in the conduct of the business of the Company or any of the Company Subsidiaries as currently conducted, in each case of (a), (b) and (c) excluding any Shrink-Wrap Licenses.

“Company Material Adverse Effect” shall mean any change, effect, circumstance, event or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by the Company in this Agreement, that has had, or is reasonably likely to have, a material adverse effect on (a) the financial condition, properties, assets (including intangible assets), liabilities, business, capitalization, operations or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Merger and to perform its obligations under this Agreement and the Ancillary Agreements; provided, however, that with respect to clause (a) no Change (by itself or when aggregated or taken together with any and all other Changes) to the extent resulting from or arising out of any of the following shall be deemed to be or constitute a “Company Material Adverse Effect”:

(i)           general economic conditions (or changes in such conditions) in the State of Israel or the United States of America, or conditions in the global economy generally;

(ii)           conditions (or changes in such conditions) in the securities markets or capital markets in the State of Israel or the United States of America, and conditions (or changes in such conditions) in the credit markets, currency markets or other financial markets in the State of Israel the United States of America or the European Union;

(iii)           general conditions (or changes in such conditions) affecting the industries in which the Company and the Company Subsidiaries conduct business;

(iv)           changes in Law or other legal or regulatory conditions (or the authoritative interpretation thereof) or changes in GAAP or other accounting standards applicable to the Company or the Company Subsidiaries (or the authoritative interpretation thereof);

(v)           earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the State of Israel, the United States of America or any other country or region in the world where the Company or any of the Company Subsidiaries has operations (but excluding damage to the assets or properties of the Company or the Company Subsidiaries);

(vi)           any action or omission required by Law or at the request or with the written consent of Parent;

(vii)           any changes in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, the outbreak or escalation of hostilities or acts of war, sabotage or terrorism (but excluding damage to the assets or properties of the Company or the Company Subsidiaries), in each case, other than only in the State of Israel; or

(viii)           the failure of the Company to meet any internal projections, forecasts or revenue or earnings predictions (it being understood that the facts or occurrences giving rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect);

unless any such Change described in clauses (i) through (vii) disproportionately affects the Company and the Company Subsidiaries, taken as a whole, as compared to other companies operating in the same industry as the Company.

“Company RSs” shall mean each award of restricted stock outstanding under the Company Share Plan.

“Company RSs Holders” shall mean the holders of Company RSs.

“Company Share Plan” shall mean the Company’s 2004 Share Option and Restricted Shares Incentive Plan, as may be amended from time to time.

“Company Shareholders” shall mean holders of Company Shares.

“Company Software” shall mean all Software used in or necessary for the conduct of the business of the Company or any of the Company Subsidiaries and owned or held for use by the Company or any of the Company Subsidiaries.

“Company Subsidiaries” shall mean the Subsidiaries of the Company and any “Company Subsidiary” shall mean any Subsidiary of the Company.

“Company Technology” shall mean all Technology used in or necessary for the conduct of the business of the Company or any of the Company Subsidiaries and owned or held for use by the Company or any of the Company Subsidiaries.

“Continuing Employees” shall mean all employees of the Company and the Company Subsidiaries as of the Effective Time.

“Contract” shall mean any written or oral contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease or other legally binding instrument or arrangement.

“DOJ” shall mean the United States Department of Justice or any successor thereto.

“Effective Time Holder” shall mean a Company Shareholder as of immediately prior to the Effective Time.

“Environmental Law” shall mean all applicable federal, state, local, provincial or foreign Laws, codes, rules, orders, ordinances, permits, requirements, final governmental determinations, statutes and regulations promulgated thereunder, relating to the protection, preservation, conservation or regulation of the environment, the disposal or release of Hazardous Substances, or imposition of requirements relating to public or employee health and safety, including without limitation, the following statutes and all regulations promulgated thereunder: the Israeli Licensing of Businesses Regulations (Disposal of Hazardous Substances), 1990, the Israeli Hazardous Substances Law, 1993, the Israeli Abatement of Nuisances Law, 1961, the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Federal Clean Air Act, 42 U.S.C. § 7401 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq.; the Toxic Substance Control Act, 15 U.S.C. § 2601 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. § 1801 et seq.; the Atomic Energy Act, 42 U.S.C. § 2014 et seq.

“ERISA” shall mean the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Exclusivity Agreement” shall mean the exclusivity agreement 3DS and the Company have executed, effective as of September 15, 2014.

“Expenses” shall mean all fees and expenses, including all out-of-pocket expenses (including all fees and expenses of legal counsel, accountants, investment bankers, experts and consultants to a Party hereto and its Affiliates), incurred by or on behalf of such Person in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Confidentiality Agreement, the Exclusivity Agreement, and the transactions contemplated hereby and thereby, including any bonus or other payments to employees paid in connection with the transactions contemplated hereby and the preparation, printing, filing and mailing, as the case may be, of the Proxy Statement and other required filings and any amendments or supplements thereto, and the solicitation of the Company Shareholder Approval and all other matters related to the transactions expressly contemplated hereby.

“FTC” shall mean the United States Federal Trade Commission or any successor thereto.

“GAAP” shall mean generally accepted accounting principles, as applied in the United States of America.

“Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any arbitrator, court, tribunal or judicial body of competent jurisdiction, any stock exchange or similar self-regulatory organization, in each case, whether federal, state, county, provincial, and whether local or foreign.

“Government Grant” shall mean any grant, incentive, qualification, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other Governmental Authority, or judicial or arbitral body thereof, any outstanding application to receive the same filed by the Company or any of the Company Subsidiaries, including, any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of the Company Subsidiaries, under the Laws of the State of Israel, and further including without limitation, by or on behalf of or under the authority of the OCS, the Investment Center, the BIRD Foundation or any other bi/multi-national grant programs for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Authority.

“Hazardous Substance” shall mean petroleum, gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum by products, polychlorinated biphenyls, asbestos, nano-particles and any other chemicals, compounds, elements, materials, substances or wastes which are currently defined or regulated as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “extremely hazardous wastes,” “restricted hazardous wastes,” “infectious medical waste,” “toxic substances,” “toxic pollutants,” “toxic air pollutants,” “hazardous air pollutants,” “pollutants,” or “contaminants” in or under any Environmental Law, and any other material, substance or waste for which liability or standards of conduct may be imposed under Environmental Law, including materials exhibiting the characteristics of ignitability, corrosivity, reactivity or toxicity characteristic leaching procedure, as such terms are defined in connection with hazardous materials or hazardous wastes or hazardous or toxic substances in any applicable Environmental Law.

“ICL” shall mean the Israeli Companies Law, 5759-1999 (including those portions of the Israeli Companies Ordinance [new version] 5743-1983 that continue to be in effect) and the regulations promulgated thereunder.

“Intellectual Property” shall mean all intellectual property, regardless of form, whether protected, created or arising under the Laws of State of Israel or any foreign jurisdiction, including: (i) published and unpublished works of authorship, including audiovisual works, collective works, computer programs, compilations, databases, derivative works, literary works, mask works, and sound recordings (“Works of Authorship”); (ii) inventions and discoveries, including articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items (“Inventions”); (iii) trademarks, service marks, trade names (whether registered or unregistered), service names, brand names, brand marks, trade dress rights, Internet domain names, emblems, signs or insignia, words, names, symbols, devices, designs, and other designations, and combinations of the preceding items, used to identify or distinguish a business, good, group, product, or service or to indicate a form of certification, including logos, product designs, and product features and including all goodwill associated with the foregoing (“Trademarks”); (iv) source code, confidential and proprietary information, or non-public processes, that derive economic value from not being generally known or readily ascertainable through proper means, whether tangible or intangible, including to the extent embodied in algorithms, customer lists, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems, techniques, specifications, Technology, concepts, trade secrets, discoveries and technical data and information (“Trade Secrets”); (v) copyrights, whether registered or unregistered, and whether or not registrable, (including copyrights in Software), mask work rights and registrations and applications therefore and all moral and common law rights therein, including rights under Section 45 of the Israeli Copyright Law 2007 or under any other similar provision of any Law of any applicable jurisdiction (“Copyrights”); (vi) patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof (“Patents”); (vii) all applications, registrations and permits related to any of the foregoing clauses; and (viii) any and all other similar proprietary rights in any jurisdiction.

“Intellectual Property Rights” shall mean all rights in, arising out of, or associated with Intellectual Property in any jurisdiction, including: (i) rights in, arising out of, or associated with Works of Authorship; (ii) rights in, arising out of, or associated with Inventions or Patents (“Patent Rights”); (iii) rights in, arising out of, or associated with Trademarks (“Trademark Rights”); (iv) rights in, arising out of, or associated with Trade Secrets; and (v) rights in, arising out of, or associated with Copyrights.

“Indebtedness” shall mean, with respect to a Person, without duplication, (i) all indebtedness whether or not contingent, for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) all indebtedness for the deferred purchase price of property or services (other than personal property, including inventory and services purchased, trade payables, other expense accruals and deferred compensation items arising in the ordinary course of business consistent with past practice; all of which are excluded from Indebtedness), (iii) all obligations evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the ordinary course of business in respect of which such Person’s liability remains contingent), (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) all obligations under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vi) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities, (vii) all monetary obligations under interest rate swaps, currency swaps, collars, caps, hedging and other derivative and similar arrangements (valued at the termination date thereof), including all obligations or unrealized losses pursuant to hedging or foreign exchange arrangements or similar transactions, and (viii) any liability of others described in clauses (i) through (vii) above which such Person has guaranteed or that is otherwise such Person’s legal liability (including pursuant to any keepwell agreement), and including in clauses (a) through (g) above any accrued and unpaid interest or penalties thereon.

“IRS” shall mean the United States Internal Revenue Service or any successor thereto.

“ISA” shall mean the Israeli Securities Authority.

“Israeli Securities Law” shall mean the Israeli Securities Law, 5728-1968 and the rules and regulations promulgated thereunder.

“ITA” shall mean the Israeli Tax Authority.

“Joint Venture Interests” shall mean interests in any corporation or other entity (including partnership, limited liability company and other business association) that is not a Subsidiary of the Company and in which the Company or one or more of the Company Subsidiaries owns an equity interest (other than equity interests held for passive investment purposes that are less than 5% of any class of the outstanding voting securities or other equity of any such entity).

“Key Employee” shall mean, with respect to the Company, an executive officer or any employee that reports directly to the Company Board or Chief Executive Officer of the Company.

“Knowledge” of the Company, with respect to any matter in question, shall mean the actual or constructive knowledge of Dan Haran, Ilan Erez, William F. Gibbs, Yossi Ben Shalom, Ira Bareket or Roy Sterenthal, after reasonable inquiry.

“Law” shall mean any and all applicable federal, state, local, provincial, municipal, foreign or other law, statute, treaty, constitution, principle of common law, ordinance, code, rule, decree, writ, injunction, award, regulation, ruling or other legal requirement of any kind issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any lawsuit, litigation, arbitration or other similarly formal legal proceeding (in each case, whether civil, criminal or administrative), brought by or pending before any Governmental Authority.

“Liabilities” shall mean any liability, obligation or commitment of any kind including, without limitation, debts, commissions, duties, fees, salaries, performance or delivery penalties, warranty liabilities and other liabilities and obligations (whether pecuniary or not, including obligations to perform or forebear from performing acts or services), fines or penalties of such Person whether known or unknown, asserted or unasserted, determined, determinable or otherwise, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, incurred or consequential, due or to become due, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP.

“Lien” shall mean any lien, mortgage, security interest, Tax lien, attachment, levy, charge, claim, prior claim, hypothec, restriction, imposition, pledge, easement, covenant, encroachment, warrant, lease, sublease, right to possession, claim, encumbrance, conditional sale or title retention arrangement, or any other interest in property or assets (or the income or profits therefrom) designed to secure the repayment of indebtedness, whether consensual or nonconsensual and whether arising by agreement or under any Law or otherwise.

“Material Customer” any of the top ten (10) customers (based on current fiscal year revenues) of the Company and the Company Subsidiaries, taken as a whole).

“Material Supplier” any of the top ten (10) suppliers (based on current fiscal year expenditures) of goods (including Software or services to the Company and the Company Subsidiaries, taken as a whole).

“Nasdaq” shall mean The NASDAQ Capital Market.

“OCS” shall mean the Office of the Chief Scientist of the Israeli Ministry of Economy.

“OCS Notice” shall mean the written notice to the OCS regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the OCS in connection with the Merger in accordance with the Israeli Encouragement of Industrial Research and Development Law, 1984.

“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.

“Permitted Liens” shall mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and the Company Subsidiaries in accordance with GAAP as adjusted in the ordinary course of business consistent with past practice through the Effective Time; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens that are not yet due or that are being contested in good faith and by appropriate proceedings; (iii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (iv) with respect to Intellectual Property and Intellectual Property Rights, restrictions associated with licenses; and (v) Liens described in Section 1.1 of the Company Disclosure Letter.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Representative” shall mean, with respect to any Person, any direct or indirect Subsidiary of such Person, or any officer, director, manager, investment banker, attorney or other authorized agent, advisor or representative of such Person or any direct or indirect Subsidiary of such Person.

“Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Section 102” shall mean Section 102 of the Ordinance.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Software” shall mean computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials related to any of the foregoing.

“Software Product” shall mean Software that is licensed or sublicensed or otherwise offered, provided, distributed, made available, or commercialized (including by the way of “Software as a service” offerings, on a hosted basis, or otherwise), or is being currently developed and contemplated to be commercially released within twelve (12) months from the date hereof, by or for the Company or any Company Subsidiary to any other Person.  Except for purposes of Section 3.16(a), references to Software Products also refer to updates of such Software Products.

“Shrink-Wrap License” shall mean a generally and commercially available license, having standardized terms, granting end users the right to use generally and commercially available off-the-shelf Software available for a cost of not more than $5,000 U.S. funds, for a fully-paid up license for a single user or work station (or $25,000 in the aggregate for all users and work stations) and that is not material to the business of the Company or any Company Subsidiary or their conduct.

“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company, or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof, including by way of controlling fifty percent (50%) of the “means of control” of such Person as defined in the ICL.

“Superior Proposal” shall mean any bona fide written Acquisition Proposal (except that the references to “20%” in the definition of Acquisition Transaction as used in the definition of Acquisition Proposal) shall be deemed to be references to 50%) on (i) terms that the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial, regulatory and other aspects and the terms of such Acquisition Proposal, would be more favorable, from a financial point of view, to the Company Shareholders (in their capacity as such) than the Merger and (ii) which the Company Board shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal, financing and other aspects of such proposal.

“TASE” shall mean Tel Aviv Stock Exchange Ltd.

“Tax” shall mean (i) any and all federal, state, provincial, local and foreign taxes, including taxes based upon or measured by gross receipts, capital gain, windfall, income, profits, severance, property, production, sales, use, license, excise, franchise, employment, social security and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under Section 59A of the Code) (including, for the avoidance of doubt, any liability arising from any Law relating to escheat or unclaimed property) or any other tax, custom, duty or other like assessment or charge of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on an affiliated, combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax sharing arrangement), as a result of being a transferee or successor, or otherwise.

“Technology” shall mean all designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software (whether in source code, object code or human readable form), databases and data collections, Internet websites and web content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used in the design, development, reproduction, maintenance or modification of any of the foregoing.

“Transaction Expenses” shall mean, without duplication, the aggregate amount of the Expenses incurred by the Company and any Company Subsidiary.

Section 1.2                      Additional Definitions.  The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
3DS	Preamble
Aggregate Merger Consideration	Section 2.7(a)(i)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.3(b)
Approval	Section 3.6
Assignee	Section 10.3
BKA	Section 7.2(a)
Capitalization Date	Section 3.7(a)
CERCLA	Section 3.26(d)
Certificate of Merger	Section 2.3
Certificates	Section 2.8(c)
Charter Documents	Section 3.2
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 2.8(f)
Companies Registrar	Section 2.3
Company	Preamble
Company Board Recommendation	Section 5.3(a)
Company Board Recommendation Change	Section 5.3(b)
Company Disclosure Letter	Article III
Company Products	Section 3.16(f)
Company Reports	Section 3.9(a)
Company SEC Documents	Article III
Company Securities	Section 3.7(b)
Company Shareholder Approval	Section 3.3
Company Shareholders Meeting	Section 5.7(a)
Company Shares	Section 2.7(a)(i)
Confidentiality Agreement	Section 7.7

Copyrights	Section 1.1
Customer Transferred IP	Section 3.16(h)
D&O Insurance	Section 6.1(b)
Data Security Incident	Section 3.20(b)
Effective Time	Section 2.3
Employee Plans	Section 3.22(a)
ERISA Affiliate	Section 3.22(a)
Exchange Fund	Section 2.8(b)
FCPA	Section 3.25(b)
Financial Statements	Section 3.10(a)
Funded International Employee Plan	Section 3.22(j)
IAA	Section 7.2(a)
Indemnified Persons	Section 6.1(a)
Information Agent	Section 2.8(a)
Interim Option Tax Ruling	Section 5.8(a)
Inventions	Section 1.1
IPL	Section 3.14(b)
ITA	Section 2.8(f)
Leased Real Property	Section 3.14(b)
Leases	Section 3.14(b)
Letter of Transmittal	Section 2.8(c)
Licensed IP	Section 3.16(b)
Material Contract	Section 3.13(a)
Material Employee Plans	Section 3.22(a)
Maximum Annual Premium	Section 6.1(b)
Merger	Recitals
Merger Consideration	Section 2.7(a)(i)
Merger Proposal	Section 7.3(a)
Merger Sub	Preamble
Non-U.S. Employee Plan	Section 3.22(m)
OECD Convention	Section 3.25(b)
Options Tax Ruling	Section 5.8(a)
Outside Date	Section 9.1(c)
Parent	Preamble
Parties	Preamble
Party	Preamble
Patent Rights	Section 1.1
Patents	Section 1.1
Paying Agent	Section 2.8(a)
Paying Agent Agreement	Section 2.8(a)
Payor	Section 2.8(f)
Permits	Section 3.24
Personal Data	Section 3.20(a)
Primary Company Executives	Section 3.22(i)
Privacy Laws	Section 3.20(a)
Process	Section 3.20(a)

Processing	Section 3.20(a)
Prohibited Payment	Section 3.25(b)
Proxy Statement	Section 5.7(a)
Qualifying Transaction	Section 9.3(a)(i)
R&D Sponsor	Section 3.16(p)
Recommendation Change Notice	Section 5.3(c)
Registered Intellectual Property	Section 3.16(a)
Related Party	Section 3.29
RSs Consideration	Section 2.7(c)(i)
Section 102 Plan	Section 3.22(j)
Subsidiary Charter Documents	Section 3.5
Subsidiary Securities	Section 3.8(d)
Surviving Articles	Section 2.5
Surviving Company	Recitals
Tax Returns	Section 3.21(a)
Termination Fee	Section 9.3(a)(i)
Trade Secrets	Section 1.1
Trademark Rights	Section 1.1
Trademarks	Section 1.1
Transaction Expenses Certificate	Section 7.7
Transaction Expenses Excess	Section 2.7(a)(i)
Transition Period SEC Report	Section 5.9(b)
Uncertificated Shares	Section 2.8(c)
Valid Certificate	Section 2.8(f)
VAT	Section 3.21(s)
WARN	Section 3.23(d)
Withholding Tax Ruling	Section 5.8(b)
Works of Authorship	Section 1.1

                                    Section 1.3                      Certain Interpretations.

(a)           Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b)           Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed, in each case, to be followed by the words “without limitation.”

(c)           The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d)           Unless otherwise indicated or the context otherwise requires, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

(e)           Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f)           Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

(g)           When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(h)           Except as otherwise indicated, (i) all references in this Agreement to dollar amounts and to “$” are intended to refer to U.S. dollars, and (ii) all references in this Agreement to “NIS” are intended to refer to New Israeli Shekels.

(i)           The English language version of this Agreement shall be controlling (and any translation of this Agreement into the Hebrew language shall be for the convenience of the Parties only and shall not be taken into account in connection with the construction or interpretation of this Agreement).

(j)           The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

Section 2.1                      The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall merge with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger).  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company and shall (i) become a wholly owned direct Subsidiary of Parent, (ii) continue to be governed by the Laws of the State of Israel, (iii) maintain a registered office in the State of Israel, and (iv) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 2.2                      The Closing.  Unless this Agreement shall have been terminated in accordance with Article IX, the closing of the Merger (the “Closing”) shall occur at the offices of Gornitzky & Co., 45 Rothschild Blvd., Tel-Aviv, Israel, at 10:00 a.m. (local time) not later than on the second (2nd) Business Day following the date on which each of the conditions set forth in Article VIII is satisfied or, to the extent permitted by Law, waived by the Party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions), or at such other time, date and location as the Parties shall mutually agree.  The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 2.3                      Effective Time.  As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and informing the Companies Registrar that all conditions to the Merger under the ICL and this Agreement have been met (together with any other documentation required to be submitted to the Companies Registrar, whether under this Agreement, the Merger Proposal, by the Israeli Companies Registrar or otherwise) and setting forth the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the Parties shall deliver on the Closing Date.  The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).  For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

Section 2.4                      Effect of the Merger.  The Merger shall have the effects set forth in the ICL and this Agreement.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (i) Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (iii) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, and (iv) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 2.5                      Memorandum and Articles of Association.

(a)           At the Effective Time, the articles of association of Merger Sub (the “Surviving Articles”), as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Company, until duly amended as provided therein, herein and by applicable Law.

(b)           Unless otherwise determined by Parent prior to the Effective Time, the memorandum of association of the Company, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Company until thereafter amended as provided therein or by applicable Law.

Section 2.6                      Directors and Officers.

(a)           Directors.  The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Articles.

(b)           Officers.  At the Effective Time, the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 2.7                      Effects on Share Capital.

(a)           Share Capital.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

(i)           Conversion of Company Shares.  Each Ordinary Share, par value NIS 0.10 per share, of the Company (collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time, other than Company Shares canceled pursuant to Section 2.7(a)(iii) and Company RSs cancelled pursuant to Section 2.7(c), shall automatically be converted into and represent the right to receive $8.97 in cash, subject to adjustment in accordance with Section 2.7(a)(ii) (the “Merger Consideration”), without interest and less applicable Taxes required to be withheld, upon the surrender of the certificate representing such Company Share (or receipt of an “agent’s message” or other acceptable evidence of transfer if such Company Share is uncertificated) in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10).  The amount of cash each Effective Time Holder is entitled to receive shall be rounded to the nearest cent, and computed after aggregating all cash amounts for all Company Shares held by such Effective Time Holder, the “Aggregate Merger Consideration”).

(ii)           Merger Consideration Adjustment.  To the extent that the Transaction Expenses detailed on the Transaction Expenses Certificate delivered by the Company to Parent and/or Merger Sub pursuant to Section 8.2(f) of this Agreement exceed $2,000,000 (the “Transaction Expenses Excess”), the Aggregate Merger Consideration shall be reduced by any Transaction Expenses Excess.  The Merger Consideration that each Effective Time Holder, and Company RSs Holder pursuant to Section 2.7(c), is entitled to receive, in the event of any Transaction Expenses Excess, shall be reduced by any Transaction Expenses Excess divided by the aggregate sum of (i) the number of outstanding Company Shares plus (ii) the number of Company Shares subject to Company RSs, each as of immediately prior to the Effective Time.

(iii)           Parent-Owned Shares and Stock Held in Treasury.  Each Company Share held in the treasury of the Company or owned by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time, if any, shall be canceled and retired without any conversion or consideration paid in respect thereof and shall cease to exist.

(iv)           Share Capital of Merger Sub.  Each Ordinary Share, par value NIS 0.10 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into one validly issued, fully paid and non-assessable Ordinary Share, par value NIS 0.10 per share, of the Surviving Company and such Ordinary Shares shall constitute the only outstanding share capital of the Surviving Company.  Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

(b)           Adjustment to the Merger Consideration.  The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action.

(c)           Company RSs.

(i)           At the Effective Time, each outstanding Company RS outstanding immediately prior to the Effective Time, whether or not unrestricted, shall be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (x) the Merger Consideration and (y) the number of Company Shares subject to such Company RSs (the “RSs Consideration”), less applicable Taxes required to be withheld with respect to such payment, and paid in accordance with the applicable terms and conditions of such Company RS, the Ordinance and the Options Tax Ruling.  From and after the Effective Time, all Company RSs shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company RS shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the RSs Consideration payable hereunder.

(ii)           With respect to Company RSs that are outstanding but restricted immediately prior to cancellation of such restricted Company RSs at the Effective Time as provided herein, the restriction period thereof shall, immediately prior to the Effective Time, be accelerated, such that all outstanding Company RSs at such time shall become unrestricted.

(iii)           Prior to the Effective Time, the Company shall adopt resolutions and use reasonable best efforts to take other actions that are necessary (if any) under the Company Share Plan and/or award agreements (including providing Company RSs Holders with notice of their rights with respect to any such Company RSs as provided herein and/or seeking such Company RSs Holders’ consents, in each case, to the extent required by the terms of the applicable Company Share Plan or award agreements) to effectuate the provisions of this Section 2.7(c).  Any such notice or consent shall be subject to prior written approval of Parent.

(iv)           The amount of cash each Company RSs Holder is entitled to receive for the Company RSs held by such holder shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company RSs held by such holder.

Section 2.8                      Payment Procedures.

(a)           Paying Agent.  Prior to the Effective Time (but in no event no later than thirty (30) Business Days prior to the Closing Date), Parent shall select (i) an Israeli bank or trust company reasonably acceptable to the Company to act as the paying agent for the Merger (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in form reasonably satisfactory to the Company and Parent (the “Paying Agent Agreement”); and (ii) to the extent necessary, in light of the provisions of the Withholding Tax Ruling, an information agent reasonably acceptable to the Company and Parent (the “Information Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and, in connection therewith, shall enter into an agreement with the Information Agent in a form reasonably satisfactory to the Company.

(b)           Exchange Fund.  At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (excluding all Company 102 RSs but including all Company RSs which are not Company 102 RSs) pursuant to the provisions of this Article II, an amount of cash equal to the aggregate consideration to which such holders of Company Shares become entitled under this Article II (such cash amount being referred to herein as the “Exchange Fund”).  The Exchange Fund shall be invested by the Paying Agent, as directed by Parent or the Surviving Company, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America.  Any interest and other income resulting from such investments shall be paid to Parent.  To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by Section 2.7(a)(i), Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments contemplated by Section 2.7(a)(i).

(c)           Payment Procedures With Respect to Company Shares.  Promptly following the Effective Time and in any event no later than three (3) Business Days thereafter, Parent and the Surviving Company shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares and (ii) uncertificated Company Shares (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(i) (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent) (the “Letter of Transmittal”), in the form as attached to the Paying Agent Agreement, (B) a form of declaration in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained), the Code, or any provision of state, local, Israeli or foreign Law, and/or (C) instructions (including instructions from the Paying Agent) for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II.  Upon surrender of Certificates (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with the Letter of Transmittal and the declaration for Tax withholding purposes (and such other documents as may reasonably be required by the Paying Agent consistent with customary practice), duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof), and the Certificates so surrendered shall forthwith be canceled.  Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request consistent with customary practice) in the case of a book-entry transfer of Uncertificated Shares, together with the Letter of Transmittal and the declaration for Tax withholding purposes (and such other documents as may reasonably be required by the Paying Agent), duly completed and validly executed in accordance with the instructions thereto, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash per Company Share equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered shall forthwith be canceled.  The Paying Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.  No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Merger Consideration payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.8.  Until so surrendered, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time, to evidence only the right to receive the Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II.  No Effective Time Holder who is a record holder of Company Shares shall be entitled to receive any amount held by the Paying Agent, unless such holder surrenders its Certificate (or affidavits of loss in lieu thereof) or Uncertificated Share and an executed Letter of Transmittal for payment in accordance with this Section 2.8(c).  Payments and deliveries to be made under this Agreement shall be made in U.S. dollars by check or wire transfer of immediately available funds to such address or bank accounts as shall be set forth in the Letter of Transmittal.

(d)           Payment Procedures With Respect to Company 102 RSs.  Immediately after the Effective Time, Parent shall transfer (i) the aggregate RSs Consideration with respect to all Company 102 RSs, to the 102 Trustee, on behalf of the Company 102 RS Holders, in accordance with Section 102 (if applicable) and the Options Tax Ruling (if applicable), if obtained.  Any amounts payable to a holder of Company 102 RSs shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 and the Options Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102, the Options Tax Ruling, if obtained, and the trustee agreement between the Company and the 102 Trustee.

(e)           Transfers of Ownership.  In the event that a transfer of ownership of Company Shares is not registered in the stock transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate or Uncertificated Shares is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer taxes have been paid or are otherwise not payable.

(f)           Required Withholding.  Notwithstanding anything to the contrary hereunder, Parent, the Company Subsidiaries, the Company, the Surviving Company, the 102 Trustee and the Paying Agent (each, a “Payor”) shall be entitled to deduct and withhold from any payment made pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 2.7(c) (Company RSs)) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), the Ordinance, or under any provision of applicable state, local, Israeli or foreign Tax Law; provided, however, that with respect to withholding of Israeli Tax, in the event any holder of record of Company Shares, or Company RSs provides the Payor with a valid withholding certificate issued by the ITA regarding the withholding (or exemption from withholding or any other instructions with respect to a reduced withholding tax rate) of Israeli Tax from the consideration payable in respect thereof in accordance with this Article II, in each case, to Parent’s reasonable satisfaction (the “Valid Certificate”), then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration, or RSs Consideration, as applicable, payable to such holder of record of Company Shares, or Company RSs, as applicable, shall be made only in accordance with the provisions of such Valid Certificate.  For such purpose, the Withholding Tax Ruling and the Options Tax Ruling will be considered a Valid Certificate; provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented to join any such applicable ruling.  To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made, and immediately after such withholding, a notice thereof shall be provided to the extent practicable to the applicable holder of Company Shares.

(g)           No Liability.  Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, Merger Sub, the Surviving Company or any other party shall be liable to a holder of Company Shares or Company RSs for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h)           Distribution of Exchange Fund to Parent.  Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is twelve (12) months after the Effective Time, as well as any and all interest accrued on account of the Exchange Fund, shall be delivered to Parent upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates or Uncertificated Shares representing such Company Shares for exchange pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the Merger Consideration, without interest, payable in respect of the Company Shares represented by such Certificates or Uncertificated Shares solely to Parent, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II.

Section 2.9                      No Further Ownership Rights in Company Shares.  From and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Shares theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8.  The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares.  From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article II.

Section 2.10                      Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay the Merger Consideration in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder thereof and a reasonable and customary agreement by such holder, or if required by Parent (solely from any holder of Company Shares representing 1.0% or more of the issued and outstanding share capital of the Company as of the Closing Date), the posting of a bond of such holder in a form and amount reasonably required by Parent and Paying Agent, in each case, to indemnify and hold harmless Parent from and against any losses in connection therewith (such affidavit to be in a form attached to the Letter of Transmittal).

Section 2.11                      No Interest.  No interest shall accumulate on any amount payable in respect of any Company Shares or Company RSs excluding on the 102 Amounts) in connection with the Merger, and any interest actually accrued shall be payable to the Parent.

Section 2.12                      Necessary Further Actions.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Company are fully authorized in the name and on behalf of the Company and the Company Shareholders to take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) disclosed in the reports, schedules, forms, statements and other documents filed or furnished by the Company with the SEC since December 31, 2013 (the “Company SEC Documents”) and prior to the date that is five (5) days prior to the date hereof (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer or similar statements included in such Company SEC Documents that are predictive, forward-looking or primarily cautionary in nature), provided that this clause (a) shall not qualify Sections 3.1, 3.3, 3.7(a), 3.8, 3.11, 3.12, 3.20 or 3.21, or (b) expressly set forth or specifically referred to with respect to a particular representation or warranty in the disclosure schedule delivered by the Company to Parent (or any other representation or warranty in this Article III only to the extent that it would be reasonably apparent that such disclosure in the disclosure schedule would be applicable to such other representation or warranty based upon the face of such disclosure) on the date of this Agreement as an inducement to the Parent and Merger Sub to enter into this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1                      Organization; Good Standing and Qualification.  The Company is a corporation duly organized and validly existing under the laws of the State of Israel, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease, operate or otherwise hold its properties and assets.  The Company is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2                      Company Charter Documents.  The Company has delivered or made available to Parent a complete and correct copy of the articles of association of the Company and complete and correct copy of the memorandum of association of the Company (collectively, the “Charter Documents”).  The Company has delivered or made available to Parent a complete and correct copies of the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders of the Company, the Company Board, all committees thereof, in each case, from and after January 1, 2011.  Such Charter Documents are in full force and effect.  The Company has not taken any action that is inconsistent in any material respects with any resolution adopted by the Company’s shareholders, the Company Board or any committee thereof.  The Company is not in violation of any of the provisions of the Charter Documents and/or its code of conduct.

Section 3.3                      Corporate Power; Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, to perform its covenants and obligations hereunder and, subject to obtaining the approval of this Agreement by holders of the majority of the Company Shares voted at the Company Shareholders Meeting as required by the ICL (the “Company Shareholder Approval”), to consummate the transactions contemplated hereby and thereby.  The execution and delivery by the Company of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby, including the Merger, have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement or any Ancillary Agreement to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder or the consummation of the transactions contemplated hereby and thereby, including the Merger, other than (assuming the accuracy of the representations and warranties in Section 3.4 below) obtaining the Company Shareholder Approval.  This Agreement has been duly executed and delivered by the Company and at or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party.  This Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after such execution and delivery constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally.

Section 3.4                      Board and Shareholders Actions.

(a)           At a meeting duly called and held prior to the execution of this Agreement in compliance with the requirements of ICL and the Charter Documents, the Company Board has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and the Company’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, and (iii) subject to Section 5.3 of this Agreement, resolved to recommend that the Company Shareholders vote for the approval of this Agreement, the Merger and the other transactions contemplated hereby.  To the extent required under applicable Law, the audit committee or the compensation committee of the Company Board (as the case may be) has approved this Agreement and the Merger and the other transactions contemplated hereby prior to the aforesaid approval of the Company Board.

(b)           Assuming the receipt of the Company Shareholder Approval, no other vote of holders of any stock or other securities of the Company is necessary in order to approve and adopt this Agreement and the Merger under the ICL and the Charter Documents.

Section 3.5                      Non-Contravention.  The execution and delivery by the Company of this Agreement or any of the Ancillary Agreements to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (A) (i) contravene, violate or conflict with or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, (ii) result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration or a right to challenge the transactions contemplated hereby under, (iii) result in a loss of a material benefit under, (iv) give rise to increased, additional, accelerated or guaranteed rights or entitlements of any Person, (v) constitute a change in control under, (vi) require the payment of a penalty under or result in the imposition of any Lien on the assets of the Company or any of the Company Subsidiaries under, (a) the Charter Documents, (b) the charter, articles of association, bylaws or other constituent documents of any of the Company Subsidiaries (the “Subsidiary Charter Documents”), (c) subject to obtaining the Approvals in respect of the Contracts set forth in Section 3.5 of the Company Disclosure Letter, any Material Contract, or (d) assuming the Approvals in respect of the Contracts set forth in Section 3.5 of the Company Disclosure Letter and the Approvals referred to in Section 3.5 of this Agreement are obtained or made and subject to obtaining the Company Shareholder Approval (assuming the accuracy of the representations and warranties in Section 4.3 below), any Law or Order applicable to the Company or any of the Company Subsidiaries or by which any of their properties or assets are bound, or (B) subject to obtaining the Approvals in respect of the Contracts set forth in Section 3.5 of the Company Disclosure Letter, result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company Subsidiaries, except in the case of each of clauses (A)(b), (A)(c) and (B) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which have not had and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, or prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby.

Section 3.6                      Required Governmental Approvals.  No consent, clearance, approval, license, Order or authorization of, or filing, declaration, notice or registration with, or expiration or termination of any waiting period required by, or notification to (any of the foregoing being referred to herein as an “Approval”), any Governmental Authority is required on the part of the Company or any of the Company Subsidiaries in connection with the execution or delivery by the Company of this Agreement or any Ancillary Agreement, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby, other than (a) the OCS Notice, (b) the Approval under applicable Antitrust Laws, if applicable, (c) the filing of the Merger Proposal with the Israeli Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Israeli Companies Registrar, (d) the filings and other Approvals as may be required under the Exchange Act or any other applicable securities laws, (e) the filings and other Approvals as may be required under the rules and regulations of Nasdaq, (f) receipt of the Options Tax Ruling and the Withholding Tax Ruling, (g) such filings and other Approvals as may be required solely by reason of Parent’s or Merger Sub’s (as opposed to any third party’s) participation in the Merger or the other transactions contemplated hereby, and (h) such other Approvals the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7                      Company Capitalization.

(a)           The registered (authorized) share capital of the Company consists of NIS 1,995,000 divided into 19,950,000 Company Shares, NIS 0.10 par value per share.  At the close of business on November 11, 2014 (the “Capitalization Date”), (i) 10,396,897 Company Shares were issued and outstanding, (ii) 601,456 Company Shares were held by the Company in its treasury, (iii) there were no outstanding options or other rights of any kind to purchase Company Shares other than 364,500 outstanding Company RSs, and 277,417 Company Shares reserved for future grants under the Company Share Plan.  Except as set forth above, at the close of business on the Capitalization Date, no shares or other voting securities of the Company were issued, reserved for issuance or outstanding.  All outstanding Company Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive rights, subscription right or any similar right under any provision of the ICL, the Charter Documents or any Contract to which the Company is otherwise bound.  Since the Capitalization Date, the Company has not (x) issued any Company Shares, options to purchase Company Shares or Company RSs or other securities or rights to acquire Company Shares or other rights that give the holder thereof any economic benefit accruing to the holders of any Company Shares, or (y) granted, committed to grant or otherwise created or assumed any obligation with respect to any Company RS, other than as permitted by Section 5.1(b).

(b)           Section 3.7(b) of the Company Disclosure Letter lists each Company RS outstanding as of the Capitalization Date, the Company Share Plan under which such Company RS was issued, the name of the holder thereof, the residence of such holder, the grant date, the number of Company Shares issuable thereunder, the purchase price, whether each such Company RS was granted as is subject to Tax pursuant to Section 102 and the applicable sub section of Section 102.  Except as set forth in this Section 3.7(b) of the Company Disclosure Letter, there are (i) no outstanding shares of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of the Company, and Company RSs, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of the Company Subsidiaries to make any payments based on the price or value of any Company Securities.  Neither the Company nor any of the Company Subsidiaries is a party to any Contract which obligates the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except in connection with the repurchase or acquisition of Company Shares pursuant to the terms of Company Share Plan.

(c)           Neither the Company nor any of the Company Subsidiaries is a party to any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any securities of the Company or any of the Company Subsidiaries.

Section 3.8                      Company Subsidiaries.

(a)           Section 3.8(a) of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization, capitalization, schedule of shareholders or other equity holders of and the individuals who comprise the board of directors or comparable body of each Company Subsidiary.

(b)           Each of the Company Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its respective organization (to the extent either such concept is recognized under applicable Law).  Each of the Company Subsidiaries has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate or otherwise hold its respective properties and assets.  Each of the Company Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent either such concept is recognized under applicable Law), except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           All of the outstanding share capital of, or other equity or voting interest in, each Subsidiary (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Liens under applicable securities Laws) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such share stock or other equity or voting interest) that would prevent the operation by the Surviving Company of such Subsidiary’s business as presently conducted.

(d)           There are no outstanding (i) securities of the Company or any of the Company Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, warrants, rights or other commitments or agreements to acquire from the Company or any of the Company Subsidiaries, or that obligate the Company or any of the Company Subsidiaries to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any share capital of, or other equity or voting interest (including any voting debt) in, any Subsidiary (the items in clauses (i), (ii) and (iii), together with the share capital of the Company Subsidiaries, being referred to collectively as “Subsidiary Securities”), or (iv) other obligations by the Company or any the Company Subsidiaries to make any payments based on the price or value of any shares of any Subsidiary.  Neither the Company nor any of the Company Subsidiaries is a party to any Contract which obligates the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

(e)           The Company has made available to Parent true and complete copies of the Subsidiary Charter Documents.  The Company has delivered to Parent accurate and complete copies of the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the equityholders of each of the Company Subsidiaries and the board of directors or equivalent body of each of the Company Subsidiaries, and all committees thereof, in each case, from and after January 1, 2011.  None of such Company Subsidiaries is in default of such Subsidiary Charter Documents.

(f)           Section 3.8(f) of the Company Disclosure Letter sets forth a true and complete list of all share capital, membership interests, partnership interests, Joint Venture Interests and other equity interests in any Person (other than a Subsidiary) owned, directly or indirectly, by the Company or any Company Subsidiary as of the date of this Agreement.

Section 3.9                      Company Reports.

(a)           Since January 1, 2011, the Company has filed all forms, reports and documents with the SEC, the TASE and the ISA (if and when applicable) that have been required to be filed by it under the Exchange Act or the Securities Act prior to the date hereof (all such forms, reports and any other documents, together with all documents filed or furnished on a voluntary basis including registration statements, and all exhibits and schedules thereto, the “Company Reports”).  As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), (a) each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and/or Israeli Securities Law, as the case may be, each as in effect on the date such Company Report was filed, and (b) each Company Report, other than a registration statement, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and each Company Report that is a registration statement did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein not misleading.  None of the Company Subsidiaries is required to file or furnish any forms, reports or other documents with the or to (as applicable) SEC, the TASE or ISA.  No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company Report, except as disclosed in certifications filed with the Company Reports.  To the Knowledge of the Company, none of the Company Reports is the subject of ongoing SEC, TASE or ISA review or investigation.

(b)           The Company is a “foreign private issuer” as such term is defined in Rule 3b-4 under the Exchange Act.

(c)           Each Transition Period SEC Report (as defined in Section 5.9(b)) filed or furnished by the Company with or to the SEC prior to the Effective Time shall (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the applicable provisions of the Exchange Act.

Section 3.10                      Company Financial Statements.

(a)           The consolidated financial statements of the Company and the Company Subsidiaries included in the Company Reports filed with the SEC (the “Financial Statements”) (i) have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted), and (ii) fairly present in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).  No financial statements of any Person other than the Company and the Company Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.  The supporting schedules, if any, present fairly in accordance with GAAP the information required to be stated therein.  All disclosures contained in the Company Reports regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the SEC) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Securities Act, to the extent applicable.  The interactive data in eXtensible Business Reporting Language contained in the Company Reports fairly present the information called for in all material respects and have been prepared in accordance with the SEC’s rules and guidelines applicable thereto.

(b)           The Company and the Company Subsidiaries maintain disclosure controls and procedures (as such terms are defined in Rule 13a-15 under the Exchange Act) that satisfy the requirements of Rule 13a-15 under the Exchange Act.  Such disclosure controls and procedures are effective to provide reasonable assurance that all material information concerning the Company (including the Company Subsidiaries) is made known on a timely basis to the individuals responsible for the preparation of the Company Reports filed with the SEC.

(c)           The Company maintains effective internal controls over financial reporting (as such term is defined in Rule 13a-15 and 15d-15 under the Exchange Act) and a system of internal controls over financial reporting sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d)           Since January 1, 2011, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information of the Company and the Company Subsidiaries on a consolidated basis and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company and the Company Subsidiaries’ internal controls over financial reporting.  Since the end of the Company’s most recent fiscal year end, there has been (x) no material weakness in the Company’s internal controls over financial reporting (whether or not remediated) and (y) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(e)           As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company Reports filed with the SEC.  There are no internal investigations (within the Company) pending and, to the Knowledge of the Company, there are no SEC, ICL, Nasdaq or TASE inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding the Company, or its executive officers or directors.  The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq applicable to the Company.

(f)           Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Subsidiary’s published financial statements or any Company Reports filed with the SEC.

(g)           No independent accountant of the Company has resigned or been dismissed as independent public accountant of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statements disclosure or auditing scope or procedure.

(h)           To the Knowledge of the Company, no employee of the Company or the Company Subsidiaries has provided or is providing information to any law enforcement agency regarding the possible commission of any crime or the violation of possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act.  The Company, nor to the Knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or the Company Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or the Company Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(i)           Neither the Company nor any director or executive officer of the Company has, and, to the Knowledge of the Company, no other officer, employee or accountant of the Company has, received any complaint, allegation, assertion or claim, in writing (or to the Knowledge of the Company, orally) that the Company or any Company Subsidiary has engaged in improper, illegal or fraudulent accounting or auditing practices.  No attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or a Subsidiary, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company, any Subsidiary or their officers, directors, employees or agents to the chief executive officer, chief financial officer, or general counsel of the Company, or to the audit committee (or other committee consisting of solely non-employee directors) of the Company Board or the board of directors of any Subsidiary.

(j)           The Company has provided or made available copies of all letters from the Company’s auditors to the Company Board and/or audit committee thereof issued from or after January 1, 2011, together with copies of all responses thereto.

Section 3.11                      No Undisclosed Liabilities.  Neither the Company nor any of the Company Subsidiaries has any liabilities or obligations whether absolute, accrued, contingent, fixed or otherwise (which liabilities or obligations are of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or in the notes thereto), other than (a) Liabilities reflected or otherwise reserved against in the Company Balance Sheet or in the consolidated financial statements and notes thereto of the Company and the Company Subsidiaries included in the Company Reports filed prior to the date of this Agreement, (b) Liabilities arising under this Agreement or incurred in connection with the transactions contemplated by this Agreement, (c) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice or (d) that are set forth in Section 3.11 of the Company Disclosure Letter.  The Expenses of the Company will not exceed US$ 2,000,000.

Section 3.12                      Absence of Certain Changes.  Since the Company Balance Sheet Date through the date hereof (a) except for actions taken or not taken in connection with the transactions contemplated by this Agreement, the business of the Company and the Company Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, (b) neither the Company nor any of the Company Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of or require a consent under Section 5.1(b)(i), (v), (vi), (vii), (ix), (xi), (xii), (xiii), (xvii), 5.1(b)(xvii) or (xix) (Interim Conduct of Business), and (c) there has not been, or occurred, and no circumstances have existed or exist that constitute, a Company Material Adverse Effect.

Section 3.13                      Material Contracts.

(a)           For all purposes of and under this Agreement, a “Material Contract” shall mean:

(i)           any “material contract” listed as an exhibit to the Company’s annual report on Form 20-F for the year ending December 31, 2013 or any “material contract” that is be required to be filed by the Company as a material contract (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), whether or not so filed;

(ii)           any Contract with a natural person either as an employee or an independent contractor (in each case, under which the Company or any of the Company Subsidiaries has continuing obligations as of the date hereof) that carries an aggregate annual base salary in excess of $100,000 per annum (excluding Contracts for “at-will” relationships or that are terminable by the Company or the applicable Subsidiary at its discretion, by notice of not more than ninety (90) days for a cost of less than $100,000) as set forth in Section 3.13(a)(ii) of the Company Disclosure Letter;

(iii)           any currently effective severance, retention, termination, golden parachute, change-of-control or similar agreement with any current or former director or officer of the Company or any of the Company Subsidiaries as set forth in Section 3.13(a)(iii) of the Company Disclosure Letter;

(iv)           any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any of the Company’s share capital or other securities or any options, warrants or other rights to purchase or otherwise acquire any Company Shares, other securities or options, warrants or other rights therefor, except for those Contracts conforming to the standard Contract under the Company Share Plan;

(v)           collective bargaining agreement or similar material Contract with any labor organization, council, union or association;

(vi)           Contract with (A) any current or former officer or director of the Company or any of their immediate family members (other than any Employee Plans), or (B) any shareholder of the Company as set forth in Section 3.13(a)(vi) of the Company Disclosure Letter;

(vii)          any customer, client, sales representative, distributor, franchise or supply Contract that involves consideration in fiscal year 2014 in excess of $100,000 or that is reasonably likely to involve consideration in fiscal year 2015 in excess of $100,000, in each case, other than purchase orders entered into in the ordinary course of business consistent with past practice;

(viii)         any Contract providing for (x) Government Grants from the OCS or any other Governmental Authority, which Government Grant is extended to support the Company’s research and development operations, or (y) material Government Grants from any other Governmental Authority;

(ix)           any Contract with a Governmental Authority that involves consideration in fiscal year 2014 in excess of $400,000 or that is reasonably likely to involve consideration in fiscal year 2015 in excess of $400,000;

(x)           any Contract to which the Company or any of the Company Subsidiaries is a party that (A) contains any covenant by the Company or any of the Company Subsidiaries to not compete or engage in any line of business or to not engage in its business in any geographic location, or (B) restricts the development, manufacture, marketing or distribution of the products and services of the Company or any of the Company Subsidiaries, including any Contract with any Person granting such Person the exclusive right in any territory to sell or distribute any product, or other Contract providing “most favored nations” pricing terms for products, in each case, with respect to this clause (B), that is material to the Company and the Company Subsidiaries, taken as a whole as set forth in Section 3.13(a)(x) of the Company Disclosure Letter;

(xi)           any Contract entered into after December 31, 2011 (A) relating to the disposition, acquisition or lease (directly or indirectly) by the Company or any of the Company Subsidiaries of a material amount of assets other than in the ordinary course of business consistent with past practice, (B) pursuant to which the Company or any of the Company Subsidiaries will acquire or has acquired any material interest in any other Person (other than the Company or any of the Company Subsidiaries) or other business enterprise for an amount in excess, in the aggregate, of $3,000,000, or (C) for the acquisition or disposition of any business and such Contract contains any profit sharing arrangements or “earn-out” arrangements or other contingent payment obligations under which obligations are continuing;

(xii)           any Contract (including any so called take-or-pay or keepwell agreements) under which the Company or any of the Company Subsidiaries has directly or indirectly guaranteed Indebtedness for borrowed money, liabilities or obligations of any other Person (other than a Subsidiary of the Company) in excess of $500,000 (in each case other than endorsements for the purpose of collection in the ordinary course of business consistent with past practice);

(xiii)         any Contract under which the Company or any of the Company Subsidiaries has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of the Company Subsidiaries) in excess of $100,000 (other than extensions of trade credit in the ordinary course of business consistent with past practice);

(xiv)         any Contract granting any Person a right of first refusal or first negotiation with respect to any sale of the Company or substantially all of its shares or assets;

(xv)          any Contract imposing “standstill” obligations on the Company or any of the Company Subsidiaries;

(xvi)         any Contract that contains a license in respect of Intellectual Property that is material to the business of the Company and the Company Subsidiaries (except for (A) Shrink-Wrap Licenses, and (B) licenses granted by the Company or any of the Company Subsidiaries in the ordinary course of business consistent with past practice);

(xvii)        any Contract that relates to the formation, creation, operation, management or control of any legal partnership, strategic alliance or any joint venture entity pursuant to which the Company has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person or any material Contract involving the sharing of revenues, profits or losses or proprietary information by the Company or any of the Company Subsidiaries with any unaffiliated third party;

(xviii)       any Contract that involves or relates to Indebtedness for borrowed money or under which the Company or any of the Company Subsidiaries has issued any note, bond, debenture or other evidence of Indebtedness for borrowed money to, any Person (other than the Company or any of the Company Subsidiaries) or any other note, bond, debenture or other evidence of Indebtedness for borrowed money of the Company or any of the Company Subsidiaries (other than in favor of the Company or any of the Company Subsidiaries) (whether incurred, assumed, guaranteed or secured by any asset) outside the ordinary course of business consistent with past practice, in each case, for a principal amount in excess of $100,000;

(xix)         any lease of personal or real property that involves anticipated expenditures by the Company or any Company Subsidiary of more than $100,000 in any twelve (12) month period as set forth in Section 3.13(a)(xix) of the Company Disclosure Letter;

(xx)           any Contract among any of the Company and the Company Subsidiaries as set forth in Section 3.13(a)(xx) of the Company Disclosure Letter; and

(xxi)          any Contract, or group of related Contracts with a Person (or group of affiliated Persons), the termination or breach of which would or would reasonably be expected to have a Company Material Adverse Effect and is not disclosed pursuant to clauses (i) through (xix) above.

(b)           There are no Material Contracts, other than the Material Contracts listed in Section 3.13(a) of the Company Disclosure Letter, to which the Company or any of the Company Subsidiaries is a party as of the date of this Agreement.  As of the date hereof, true and complete copies of all such Material Contracts (including all modifications, amendments, supplements, waivers, and side letters) have been (i) publicly filed with the SEC or (ii) made available to Parent.  There are no Material Contracts that are not in written form.

(c)           (1) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary party thereto) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, enforceable against the Company or each such Subsidiary party thereto, as the case may be, in accordance with its terms, except that such enforceability (x) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (y) is subject to general principles of equity, (2) neither the Company nor any of the Company Subsidiaries that is a party thereto, nor, to the Knowledge of the Company, any other party thereto, is in material breach of, or material default under, any such Material Contract, and no circumstances exist and no event has occurred that with notice or lapse of time or both would or would be reasonably expected to constitute such a material breach or material default thereunder by the Company or any of the Company Subsidiaries, or, to the Knowledge of the Company, any other party thereto or are reasonably expected to contravene, in any material respect, conflict in any material respect with, or result or give the Company or any of the Company Subsidiaries or any other Person the right to declare a material default or exercise any material remedy under, or to materially accelerate the maturity or performance of, or to cancel, terminate or materially modify, any Material Contract, and (3) none of the Company and the Company Subsidiaries has received a notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any Material Contract.

Section 3.14                      Real Property.

(a)           Neither the Company nor any of the Company Subsidiaries owns any real property.

(b)           Section 3.14(b) of the Company Disclosure Letter contains a complete and accurate list of all of the existing leases, subleases or other agreements (collectively, the “Leases”) under which the Company or any of the Company Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property”).  The Company has made available to Parent a complete and accurate copy of all Leases of Leased Real Property (including all modifications, amendments, supplements, waivers and side letters thereto).  The Company and/or the Company Subsidiaries have and own valid leasehold interests in the Leased Real Property, free and clear of all Liens other than Permitted Liens.  The Company Leased Real Property constitutes all interests in real property used, occupied or held for use in connection with the business of the Company and the Company Subsidiaries and which are necessary for the continued operation of the business of the Company and the Company Subsidiaries as the business is currently conducted.

(c)           With respect to each of the Leases:

(i)           the Company or the Company Subsidiaries possession, as applicable, and quiet enjoyment of the Leased Real Property relating to each lease has not been disturbed, and to the Knowledge of the Company, there are no disputes with respect to such Lease;

(ii)           no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full;

(iii)           none of the Company or the Company Subsidiaries owes any brokerage commissions or finder’s fees with respect to such Lease;

(iv)           none of the Company or the Company Subsidiaries has collaterally assigned or granted any other security interest in such lease or any interest therein other than Permitted Liens; and

(v)           the Company and the Company Subsidiaries have paid all sums due and observed and performed the covenants and obligations on the part of the tenant and the conditions contained in the Leases.

(d)           There are no existing Leases granting to any Person, other than the Company or any of the Company Subsidiaries, any right to use or occupy, now or in the future, any portion of the Leased Real Property.

(e)           All of the Leases set forth in Section 3.14(b) or Section 3.14(d) of the Company Disclosure Letter are each in full force and effect and is valid and enforceable by and against the Company and/or a Subsidiary, as applicable, and the lessor in accordance with its terms (subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, whether in equity or at law) and neither the Company nor any of the Company Subsidiaries is in material breach of or material default under, or has received written notice of any material breach of or material default under, any such Lease, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would or would reasonably be expected to constitute a material breach or material default thereunder by the Company or any of the Company Subsidiaries or any other party thereto.

(f)           To the Knowledge of the Company, (i) each of the Company and the Company Subsidiaries has all material Permits necessary for the current use by it of each applicable Leased Real Property, (ii) no material default or violation by the Company or the Company Subsidiaries has occurred in the due observance of any such Permit and (iii) the current uses of each Leased Real Property materially comply with applicable Laws.

Section 3.15                      Personal Property.  The Company and the Company Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, tangible personal properties and assets that are material to the Company and the Company Subsidiaries, taken as a whole, free and clear of all Liens other than Permitted Liens.

Section 3.16                      Intellectual Property.

(a)           Section 3.16(a) sets forth a complete and accurate list of all (A) Patents that are owned, solely or jointly, by the Company or any of its Affiliates; (B) Trademarks owned by the Company or any of its Affiliates that are the subject of a registration or a pending application for registration (for the avoidance of doubt, including Internet domain names); and (C) registered Copyrights and pending applications for registration of any Copyrights owned by the Company or any of its Affiliates (collectively, the “Registered Intellectual Property”).  Each of the Company and its Affiliates has taken all steps reasonably necessary to maintain registrations of all Registered Intellectual Property, including by payment when due of all maintenance fees and annuities and the filing of all necessary renewals, statements and certifications, except for the abandonment, withdrawal and expiration of Registered Intellectual Property in the ordinary course of business consistent with past practice.  Section 3.16(a) of Company Disclosure Letter lists the jurisdictions in which each such Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed.  The Registered Intellectual Property is valid, subsisting and enforceable and is not subject to any outstanding Legal Proceeding, order, judgment or decree materially adversely affecting the Company’s or its Affiliates’ use thereof or rights thereto.

(b)           Section 3.16(b) of the Company Disclosure Letter sets forth a complete and accurate list of all of all identifiable Company Intellectual Property Rights licensed to the Company or the Company Subsidiaries (collectively, the “Licensed IP”).

(c)           Section 3.16(c) of the Company Disclosure Letter sets forth a complete and accurate list of all Software Products.  The Company and the Company Subsidiaries have licensed and sublicensed, and do license and sublicense, Software Products, but neither the Company nor the Company Subsidiaries have sold, and sell, Software Products.  Except as set forth in Section 3.16(c) of the Company Disclosure Letter, none of the Company Intellectual Property Rights are licensed to any Person on an exclusive basis.

(d)           Except as set forth in Section 3.16(d) of the Company Disclosure Letter, no source code for any Software Product has been placed into escrow by or on behalf of any of the Company or the Company Subsidiaries.  To the extent that any such source code has been placed into escrow, none of such source code has ever been released, nor is any such source code required to be released as of the date hereof or as a result of the consummation of the Merger, pursuant to or in accordance with the terms of the associated escrow Contract by the escrow agent to any person other than the Company or one of the Company Subsidiaries or the owner of such source.  To the Knowledge of the Company, none of such source code has ever been released or provided by the escrow agent to any person other than the Company or one of Company Subsidiaries or the owner of such source code.

(e)           The Company and the Company Subsidiaries have taken commercially reasonable steps to ensure that all Software used by the Company and the Company Subsidiaries is free of any disabling codes or instructions, and any virus or other undocumented contaminant, that may permit or result in unauthorized access, modification, deletion, damage or disabling of any internal computer systems (including hardware, software, databases and embedded control systems) of the Company or any of the Company Subsidiaries.  The Company and the Company Subsidiaries have taken commercially reasonable steps to safeguard such systems and restrict unauthorized access thereto.  To the Knowledge of the Company, there have been no attempted or successful breaches of the Company’s security measures.

(f)           The Company and its Affiliates have taken commercially reasonable measures to protect the confidentiality of the Trade Secrets and any other non-public, proprietary information used in the businesses of the Company or any of its Affiliates that are owned by the Company or any of its Affiliates and the confidentiality of all Trade Secrets of any third party disclosed to the Company or any of its Affiliates, subject to a written non-disclosure agreements with the Company or any of its Affiliates, such Trade Secret expressly identified to the Company or any of its Affiliates upon disclosure as confidential and proprietary information.  Such Trade Secrets have not been disclosed to any Person, except pursuant to a non-disclosure obligation or written non-disclosure agreements.  To the Knowledge of the Company, no employee, contractor or agent of the Company or any of its Affiliates or any other Person is in default or breach of any material term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, ownership, development, use or transfer of Company Intellectual Property Rights or Company Technology or any other Intellectual Property or Technology owned by the Company or any of its Affiliates.  There are no rights in any Company Intellectual Property Rights, Company Software or Company Technology have been transferred or granted by the Company or any of its Affiliates to any other Person, except for non-exclusive licenses of Company or its Affiliates products (“Company Products”) granted by the Company or the Company’s Affiliates in the ordinary course of business consistent with past practice.

(g)           The Company or one of its Affiliates is the owner of, or has valid and continuing rights to use the Company Intellectual Property Rights, free and clear of all Liens.  The Company has valid and continuing rights to make, sell, license or otherwise use the Company Technology in connection with the conduct of the business of the Company and the Company’s Affiliates as presently conducted.  There is no Intellectual Property or Technology other than Company Intellectual Property Rights and Company Technology that is material to or necessary for the operation of the businesses of the Company and the Company’s Affiliates as presently conducted, except for Intellectual Property or Technology pursuant to a Shrink-Wrap License that is readily available on reasonable terms through commercial distributors or in consumer retail stores for an annual license fee of less than US $50,000.

(h)           None of the Company or the Company Subsidiaries is, and will not be as a result of consummation of the Merger, restricted in any material respect from transferring, assigning, enforcing, licensing, or using or otherwise exploiting any Company Intellectual Property Rights.  All right, title, and interest in and to any and all Company Intellectual Property Rights that was created or developed with respect to, is based on, arises or results from, or pertains to or is directed by any customer input or request provided or disclosed to or shared with the Company or any of the Company Subsidiaries for or in connection with the creation or development of any of the Software Products and/or Company Technology, or any collaboration between such customer and the Company with respect to any of the Software Products or Company Technology or any aspects thereof, is owned exclusively by the Company or the Company Subsidiaries.  Neither the Company nor the Company Subsidiaries have transferred ownership of, or granted any rights with respect to, any Company Intellectual Property Rights arising or resulting from or directed or pertaining to any creations or developments made by or for the Company or the Company Subsidiaries for any customer, or any result thereof, to such customer (i) for which the Company or any Company Subsidiary do not have unrestricted rights to access, modify, use, and otherwise exploit such Intellectual Property (“Customer Transferred IP”), or (ii) that would permit such customer to grant rights under or with respect to such Intellectual Property to another person, which grant could reasonably be expected to have any material adverse impact on the Company’s or the Company Subsidiaries’ business.  None of the Company or the Company Subsidiaries incorporates or uses any Customer Transferred IP in any Software Products or Company Technology.  None of the Company or the Company Subsidiaries is a party to, subject to, or bound by any Contract that gives any third party any option, right of first refusal or offer, or similar right with respect to the acquisition of, or license to or under, any Company Intellectual Property Rights.

(i)           Neither this Agreement nor the consummation of the Merger will, directly or indirectly, result in the Company or any Company Subsidiary (i) providing, granting or otherwise conveying, or being required to provide, grant or otherwise convey, to any Person any right with respect to any Company Intellectual Property Rights, (ii) being obligated to pay any royalties or other material amounts, or provide any discounts, to any Person other than those, or in excess of those, payable or required in the absence of this Agreement or the consummation of the Merger or (iii) being obligated or required to release or disclose to any Person any Trade Secrets included in Company Intellectual Property Rights.  None of the Company or any Company Subsidiary will lose any of its rights under, to, or with respect to (including to use or otherwise exploit) any of the third party IP that is material to the conduct of the businesses of the Company and the Company Subsidiaries as presently conducted, as a result of, nor will any such rights be adversely affected by, consummation of the Merger.

(j)           To the Knowledge of the Company, the Company’s or any of its Affiliates’ use, practice or other commercial exploitation of the Company Intellectual Property Rights and Company Technology and the manufacturing, licensing, marketing, importation, offer for sale, sale or use of the Company Intellectual Property Rights and the Company Technology, and the operation and conduct of the Company’s and its Affiliates’ business, do not infringe, constitute an unauthorized use of, misappropriate, or otherwise violate the Intellectual Property Rights of a third Person.

(k)           Neither the Company nor any of the Company’s Affiliates is a party to or the subject of any pending or to the Knowledge of the Company to any threatened Legal Proceeding, which involves a claim (i) against the Company or any of its Affiliates, of infringement, unauthorized use, misappropriation or violation of any Intellectual Property or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology or (ii) contesting, challenging, or seeking to deny or restrict the right of the Company or any of its Affiliates to use, distribute, sell, exercise, lease, license, transfer or dispose of any Company Intellectual Property Rights or Company Technology.  Neither the Company nor any of its Affiliates is subject to or internally identified a specific potential claim against the Company or any of its Affiliates of infringement, unauthorized use, misappropriation or violation that the conduct of the Company’s business infringes, uses without authorization, misappropriates, or otherwise violates the Intellectual Property Rights or Technology of a third Person or challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology.  The Company and its Affiliates are not subject to any Order that restricts or impairs the use of any Company Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Affiliates.

(l)           To the Knowledge of the Company, no Person (including current and former employees of the Company or any of its Affiliates) is infringing, violating, misappropriating or otherwise misusing any Company Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Affiliates or Company Technology in any material respect, and neither the Company nor any of its Affiliates has made in the last five (5) years preceding the date hereof any such written claims against any Person (including current and former employees of the Company or any of its Affiliates).

(m)           Except as set forth on Section 3.16(m) of the Company Disclosure Letter, each current and former employee, independent contractor or consultant who conceived, developed or created or participated in creating any part of any Company Intellectual Property Rights or Company Technology, has executed a written agreement with the Company or any of its Affiliates, as applicable, that subject to applicable Law (i) conveys to the Company or any of its Affiliates, as applicable, all right, title and interest in and to, or the right to use on a royalty-free basis, all Intellectual Property developed by such Person in connection with such Person’s engagement with the Company or any of its Affiliates, as applicable, (ii) has waived any and all right to any form of additional compensation (other than their salary or service/consultancy fee) for the assignment, conveyance and/or transfer of any Company Intellectual Property Rights or material Company Technology in accordance with Sections 132 and 134 of the Israeli Patent Law – 1967 (the “IPL”), and (iii) obligates such employee, consultant or independent contractor to keep any confidential information of the Company and its Affiliates, including Trade Secrets, confidential.

(n)           The Software Products operate and perform substantially in accordance with their respective warranty documentation and otherwise as required by the Company and the Company Subsidiaries in connection with their business.  In the past three (3) years, there has been no failure or breakdown of any material Company Technology or Software Products that has resulted in a material disruption or material interruption in the operation of the business of the Company or any Company Subsidiary.  Except as set forth in Section 3.16(n) of the Company Disclosure Letter, each of the Company and the Company Subsidiaries has implemented commercially reasonable backup and disaster recover technology and programs consistent with industry practices and Contracts to which it is a party.

(o)           Except as set forth in Section 3.16(o) of the Company Disclosure Letter, (i) there are no Contracts or arrangements to which the Company or any of its Affiliates is a party under which any Governmental Authority acquires rights with respect to any Company Software or Company Intellectual Property Rights owned by the Company or any of its Affiliates, nor has any Governmental Authority acquired any rights outside of any such Contracts, arrangements or subcontract as the result of providing any funding to the Company or any of its Affiliates relating to the development of any Company Intellectual Property Rights, including any government rights and prerogatives as defined under the IPL including rights under Section 55, Chapter 6 and Chapter 8 thereof, and (ii) there are no Contracts or arrangements to which the Company or any of its Affiliates is a party under which any Governmental Authority acquires rights with respect to any Company Software or Company Intellectual Property Rights exclusively licensed to, the Company or any of its Affiliates.

(p)           Except as set forth in Section 3.16(p) of the Company Disclosure Letter, no university, military, educational institution, research center, Governmental Authority, entity owned or controlled by any Governmental Authority, hospitals, medical centers or other similar institutions or organization (each, an “R&D Sponsor”) has sponsored or provided funding to the Company or the Company’s Affiliates for any material research and development conducted in connection with the business of the Company and the Company’s Affiliates, or has any claim of right to, ownership of or other Lien on any material Company Intellectual Property Rights owned by the Company or any of its Affiliates or any material Company Technology.  Neither the Company nor any of its Affiliates is a participant in any standards-setting activities or joined any standards setting or similar organization that would affect the proprietary nature of any Company Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Affiliates or Company Technology or restrict the ability of the Company or any of the Company’s Affiliates to enforce, license or exclude others from using any Company Intellectual Property Rights owned by, or, exclusively licensed to, the Company or any of its Affiliates’ or Company Technology, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  None of the employees, consultants or independent contractors of the Company (or any of its Affiliates) who is or was involved in, or who has or will have contributed to, the creation or development of any of the Company Intellectual Property Rights owned by the Company or any of its Affiliates or material Company Technology has, during the time period in which such Person was engaged by the Company or any of its Affiliates, was an employee of any R&D Sponsor.  Except as set forth in Section 3.16(p) of the Company Disclosure Letter, none of the Company Products or any products or Intellectual Property under development by Company or any of its Affiliates uses or incorporates any Intellectual Property that was developed by the Company or any of its Affiliates using funding provided by the OCS, nor does the OCS or any Governmental Authority have any ownership interest in or right to restrict the sale, licensing, distribution or transfer of such products.  Section 3.16(p) of the Company Disclosure Letter sets forth the amount of each Government Grant received by the Company or any of its Affiliates from the OCS.

Section 3.17                      Encryption and Other Restricted Technology; Export Compliance.  Except as set forth in Section 3.17 of the Company Disclosure Letter, the business of the Company and the Company Subsidiaries as currently conducted does not involve the use or development of, or engagement in, or export or re-export of encryption technology, or, to the Knowledge of the Company, other technology whose development, commercialization, export, or re-export is restricted under the Laws of the United States of America or the State of Israel or any other relevant country, and to conduct its business as currently conducted, none of the Company or the Company Subsidiaries is or has been under any obligation to obtain any approvals from the U.S. Bureau of Industry and Security or any licenses from the Israeli Ministry of Defense or any authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 5734-974, as amended, or other relevant Laws of any relevant country regulating the development, commercialization, or export of technology.  The Company and the Company Subsidiaries have conducted their export transactions in material compliance with all material applicable provisions of United States of America export control Laws and regulations, including the Export Administration Act and implementing Export Administration Regulations.

Section 3.18                      Restrictions on Business Activities.  Except for restrictions, if any, prescribed by the OCS and the Laws and letters of approvals related thereto or set forth pursuant to a Contract listed in Section 3.18 of the Company Disclosure Letter, there is no Contract, judgment, injunction, order, or decree to which the Company or any Company Subsidiary is a party or otherwise binding upon the Company or any Company Subsidiary that has or may reasonably be expected to have the effect of prohibiting, limiting, restricting, or impairing in a material respect any business practice of the Company or any Company Subsidiary, any acquisition or disposition of material property (tangible or intangible) by the Company or any Company Subsidiary, the conduct of business by the Company, as currently conducted, or otherwise limiting in a material respect the freedom of the Company or any Company Subsidiary to engage in any line of business or to compete with any Person.

                                    Section 3.19                      Product Claims.

(a)           The Company has delivered to Parent complete and accurate copies of all written warranties that are in effect with respect to the Company’s products and services and the products and services of any of the Company Subsidiaries.  There have not been any material deviations from such warranties and none of the employees or agents of the Company or any of the Company Subsidiaries (i) is authorized to undertake obligations to any customer or to other third parties which expands such warranties, or (ii) to the Company’s Knowledge, has made any oral warranty with respect to such products or services of the Company or any of the Company Subsidiaries.

(b)           Other than warranty claims for individual Software Products in the ordinary course of business, none of the Company or the Company Subsidiaries has received notice of any claim or complaint, from any Person, or indicating an intention on the part of any Person to bring any claim or complaint, and no claim or complaint has been made by any Person or is otherwise pending before any Governmental Authority, with respect to any Software Products (including with respect to any delay, defect, deficiency, or quality) or with respect to the breach of any Contract under which such Software Products have been licensed, supplied, made available, or otherwise provided.  Each Software Product has been and is in conformity with all applicable contractual commitments, warranties, and specifications in all material respects, and with all applicable Laws and does not contain any disabling codes or virus, or material bugs or defects that cannot reasonably be corrected in the ordinary course of business.

Section 3.20                      Privacy and Data Protection.

(a)           Except as set forth in Section 3.20 of the Company Disclosure Letter, each of the Company and the Company Subsidiaries has, to the Knowledge of the Company, complied in all material respects with all applicable international, federal, state, provincial and local laws, rules, regulations, directives and governmental requirements relating in any way to the privacy, confidentiality, data protection or security of Personal Data (collectively, “Privacy Laws”), including with respect to the privacy of Company employees and of users of the Company’s and the Company Subsidiaries’ products, services and websites.  For purposes of this Section, “Personal Data” means any information relating to an identified or identifiable individual, whether such data is in individual or aggregate form and regardless of the media in which it is contained; and “Process” or “Processing” means any operation or set of operations performed upon Personal Data, whether or not by automatic means, such as creating, collecting, procuring, obtaining, accessing, recording, organizing, storing, adapting, altering, retrieving, consulting, using or disclosing, disseminating or destroying the data.

(b)           Each of the Company and the Company Subsidiaries maintains a comprehensive, written information security program that includes appropriate administrative, technical, and physical safeguards designed to (a) ensure the security and confidentiality of Personal Data, (b) protect Personal Data against any anticipated threats or hazards to the security and integrity of Personal Data, and (c) protect against any actual or suspected unauthorized Processing, loss, disclosure or acquisition of or access to any Personal Data (hereinafter “Data Security Incident”).

(c)           Each of the Company and the Company Subsidiaries is in compliance in all material respects with (a) all contracts to which the Company and the Company Subsidiaries is subject with respect to the Processing of Personal Data, (b) its published privacy policies and internal privacy policies, terms of use and guidelines, and (c) all applicable industry standards concerning privacy, data protection, confidentiality or information security, including, without limitation, the Payment Card Industry Data Security Standard.

(d)           Since January 1, 2011, (a) there has been no material loss, damage, theft, breach or unauthorized or accidental access, acquisition, use, disclosure or other Data Security Incident involving Personal Data maintained by or on behalf of the Company or any Company Subsidiary, nor any material complaints or claims asserted by any person (including any government authority) regarding the Processing of Personal Data by the Company or any Company Subsidiary, and (b) there has been no material legal proceeding brought by any person that any product or service of the Company or any Company Subsidiary was the cause of, or a contributing cause of, or facilitated, any Data Security Incident involving Personal Data maintained by any other person, nor a material legal proceeding brought by any person that any of the Company or any Company Subsidiary was otherwise liable for any Data Security Incident.  Each of the Company and the Company Subsidiaries has made all necessary disclosures to, and obtained any necessary consents from, users, customers, employees, contractors, and other persons as required by applicable Privacy Laws, and has filed any required registrations with the relevant data protection authorities.

Section 3.21                      Tax Matters.  Except for such matters that have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liabilities to the Company and the Company Subsidiaries (taken as a whole):

(a)           Except as set forth in Section 3.21(a) of the Company Disclosure Letter, the Company and each of the Company Subsidiaries (i) have timely filed (taking into account any extensions of time in which to file) all federal, state, local, provincial and foreign returns, estimates, claims for refund, information statements and reports or other similar documents with respect to Taxes (including amendments, schedules, or attachments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed with any Governmental Authority by any of them and all such filed Tax Returns are true, correct and complete and were prepared in compliance with all applicable Laws and (ii) have timely paid, or have adequately reserved (in accordance with GAAP) on the most recent financial statements contained in the Company Reports for the payment of, all Taxes required to be paid (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items or carryforwards) for all taxable periods and portions thereof through the Company Balance Sheet Date and since then, the Company and the Company Subsidiaries have not incurred any liability for Taxes (i) from extraordinary gains or losses within the meaning of GAAP, (ii) outside the ordinary course of business consistent with past practice, or (iii) otherwise inconsistent with past custom and practice.

(b)           No deficiencies for any Taxes have been asserted in writing or assessed in writing, or to the Knowledge of the Company, proposed, against the Company or any of the Company Subsidiaries that are not subject to adequate reserves on the consolidated financial statements of the Company and the Company Subsidiaries (in accordance with GAAP) as adjusted in the ordinary course of business consistent with past practice through the Effective Time, nor has the Company or any of the Company Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.  There are no Liens (other than Permitted Liens) on any of the assets of the Company or the Company Subsidiaries for Taxes.

(c)           No audit of any material Tax Return of the Company or any of the Company Subsidiaries is presently in progress, nor has the Company or any of the Company Subsidiaries been notified in writing of any request for such an audit.

(d)           With respect to each transaction in which the Company or any of the Company Subsidiaries has participated that is a “reportable transaction” within the meaning of U.S. Treasury Regulation § 1.6011-4(b)(1) (or any similar provision of the Tax Laws of any other jurisdiction), such participation has been properly disclosed on IRS Form 8886 or as otherwise required under the Tax Laws of any other jurisdiction.

(e)           Except as set forth in Section 3.21(e) of the Company Disclosure Letter, no extension of time within which to file any Tax Return required to be filed by the Company or any of the Company Subsidiaries is currently in effect.

(f)           No action, suit, investigation, claim or assessment is pending or to the Company’s Knowledge threatened with respect to Taxes for which the Company or any of the Company Subsidiaries may be liable.

(g)           No unresolved claim has been made by a Governmental Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not pay Taxes or file Tax Returns asserting that the Company or such Subsidiary, respectively, is or may be subject to Taxes assessed by such jurisdiction.

(h)           Neither the Company nor any of the Company Subsidiaries is bound by any Tax indemnity, Tax sharing agreement or Tax allocation agreement or arrangement or any similar agreement with respect to Taxes, nor is there any other reason, as transferee or successor, by operation of Law or otherwise, that the Company or any of the Company Subsidiaries will have, as of the Closing Date, any liability for Taxes of any other entity.

(i)           Except as set forth in Section 3.21(i) of the Company Disclosure Letter, there are no Tax rulings, requests for rulings, private letter rulings, technical advice memoranda, similar agreement, or closing agreements relating to Taxes for which the Company or any of the Company Subsidiaries is reasonably expected to be liable that would reasonably be expected to affect the Company’s or any of the Company Subsidiaries’ liability for Taxes for any taxable period ending after the Closing Date.

(j)           Neither the Company nor any of the Company Subsidiaries will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, or the receipt of any prepaid amount, in each case, prior to Closing.

(k)           All Taxes that the Company or any of the Company Subsidiaries is required by Law or Contract to withhold or to collect from each payment made to any employee, contractor, consultant, shareholder or other person have been duly withheld and collected and have been duly and timely paid to the appropriate Governmental Authority.  The Company and the Company Subsidiaries have complied with all record keeping and reporting requirements in connection with amounts paid or owing to any employee, independent contractor, creditor or shareholder.

(l)           Neither the Company, nor any of the Company Subsidiaries is or has been a member of any consolidated, unitary, combined or affiliated group within the meaning of Section 1504 of the Code (or any similar provision of Law relating to Taxes).

(m)           None of the Company Subsidiaries that is organized outside of the State of Israel (i) is or has been an Israeli resident as defined in Section 1 of the Ordinance or (ii) has or has had any assets that principally comprise, directly or indirectly, assets located in Israel, or a right to an asset in Israel, in either case as determined in accordance with the Israeli Law relating to Taxes.

(n)           Neither the Company nor any of the Company Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

(o)           Neither the Company nor any of the Company Subsidiaries has been at any time a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code.

(p)           During the last three (3) years, neither the Company nor any of the Company Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code (or any similar provision of Law relating to Taxes).

(q)           Section 3.21(q) of the Company Disclosure Letter lists all Government Grants.  Section 3.21(q) of the Company Disclosure Letter details all currently outstanding financial liabilities of the Company or any of the Company Subsidiaries under each of the Government Grants.  The Company and the Company Subsidiaries are in compliance in all material respects with the terms, conditions and requirements of their respective Government Grants and have duly fulfilled in all material respects all the undertakings relating thereto.  To the Company’s Knowledge: no Governmental Authority has any intention to revoke or materially modify any of the Government Grants.

(r)           The Company has not undertaken any transaction that will require special reporting in accordance with Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006, regarding aggressive tax planning.

(s)           The Company has duly collected all amounts on account of any Israeli Value Added Tax (“VAT”) required by the Israeli Laws to be collected by it, and have duly and timely remitted to the appropriate Governmental Authority any such amounts required by Israeli Law.  The Company has not deducted any input VAT, received refund VAT or claimed zero rate VAT that the Company was not so entitled to deduct, receive or claim, as applicable.

(t)           Except as set forth in Section 3.21(t) of the Company Disclosure Letter, any related party transactions subject to Section 3(i) of the Ordinance, if applicable, and Section 85A of the Ordinance conducted by the Company have been on an arms-length basis in accordance with Section 85A of the Ordinance and the regulations promulgated thereunder.

(u)           Except as set forth in Section 3.21(u) of the Company Disclosure Letter, the Company has not received any “taxation decision” (hachlatat misui) from the ITA in the preceding five (5) tax years.

Section 3.22                      Employee Plans.

(a)           Section 3.22(a) of the Company Disclosure Letter sets forth a complete and accurate list of (i) each material (A) “employee benefit plan” (including as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (B) other bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, pension, retirement, disability, vacation (entitlement and accrual), sick days (entitlement and accrual), deferred compensation, severance, termination, retention, change of control, golden parachute, vacation, meal subsidies, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe, welfare or other employee benefit plan, program, agreement, contract, written policy or binding arrangement (whether or not in writing) maintained or contributed to for the benefit of any current or former employee, officer or director of the Company, any of the Company Subsidiaries or any other trade or business (whether or not incorporated) that would be treated as a single employer with the Company or any of the Company Subsidiaries under Section 414 of the Code (an “ERISA Affiliate”), or with respect to which the Company or any of the Company Subsidiaries has any Liability, and (ii) each material employment agreement with each executive management employee of the Company or any of the Company Subsidiaries ((i) and (ii) collectively the “Material Employee Plans” and, together with any other material employment agreement with respect to which the Company or one of the Company Subsidiaries is a party, the “Employee Plans”).

(b)           With respect to each Employee Plan maintained in the U.S., to the extent applicable, the Company has made available to Parent complete and accurate copies of (i) each Material Employee Plan; (ii) the three most recent annual reports on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (iii) the most recent determination letter or opinion letter, if any, issued by the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (iv) the plan documents and summary plan descriptions, or a written description of the terms of any Employee Plan that is not in writing; (v) any notices to or from the IRS, the United States Department of Labor or the United States Pension Benefit Guaranty Corporation relating to any material compliance issues in respect of any such Employee Plan; and (vi) all related custodial agreements, trust agreements, insurance policies (including fiduciary liability insurance covering the fiduciaries of the Employee Plan), administrative services and similar agreements, and investment advisory or investment management agreements, if any.

(c)           With respect to each Employee Plan that is maintained in any non-U.S. jurisdiction, to the extent applicable, the Company has made available to Parent complete and accurate copies of: (A) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan and (B) any document comparable to the determination letter reference under clause 3.22(b)(iii) above issued by a Governmental Authority relating to the satisfaction of Law necessary to obtain the most favorable tax treatment.

(d)           With respect to each Employee Plan maintained in the U.S., no Employee Plan is (i) a “defined benefit plan” (as defined in Section 414 of the Code); (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA) (in each case under clause (i), (ii) or (iii) whether or not subject to ERISA); or (iv) subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA.  None of the Company, any of the Company Subsidiaries, any officer of the Company or any of the Company Subsidiaries or any of the Employee Plans which are subject to ERISA, any trusts created thereunder or, to the Knowledge of the Company, any trustee or third party administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that would reasonably be expected to subject the Company, any of the Company Subsidiaries or any officer of the Company or any of the Company Subsidiaries to any material tax or penalty on prohibited transactions imposed by such Section 4975 of the Code or to any liability under Section 409 or 502 of ERISA.

(e)           With respect to each Employee Plan maintained in the U.S., each Employee Plan has been maintained, operated and administered in compliance in all material respects with its terms and with all applicable Law including the applicable provisions of ERISA and the Code.

(f)           There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than (i) routine claims for benefits that have been or are being handled through an administrative claims procedure; and (ii) Legal Proceedings that have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liabilities to the Company and the Company Subsidiaries (taken as a whole).

(g)           With respect to each Employee Plan maintained in the U.S. and that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA (i) no such Employee Plan provides benefits to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar Law; (ii) no such Employee Plan is unfunded or funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code); (iii) each such Employee Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), complies with the applicable requirements of Section 4980B(f) of the Code; and (iv) each such Employee Plan (including any such Employee Plan covering retirees or other former employees) may be amended or terminated by the Company without consent or approval from any other Person without material liability (other than routine benefit claims, and other than regular expenses during any applicable termination notice period) to the Company and the Company Subsidiaries on or at any time after the Effective Time.

(h)           With respect to each Employee Plan maintained in the U.S., each Employee Plan that is intended to be “qualified” under Section 401 of the Code may rely on a prototype opinion letter or has received a favorable determination letter from the IRS to such effect (or there remains sufficient time for the Company of the Company Subsidiaries to file an application for such determination letter from the IRS) and no such determination or opinion letter has been revoked nor, to the Knowledge of the Company, no fact, development or event has occurred or exists since the date of such determination or opinion letter that has adversely affected the qualified status of any such Employee Plan, nor has any such Employee Plan been amended since the date of its most recent determination or opinion letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs.

(i)           Other than payments that may be made to the Persons listed in Section 3.22(i) of the Company Disclosure Letter (the “Primary Company Executives”), any amount that could be received (whether in cash or property or the vesting of property) as a result of the transactions contemplated hereby by any employee, officer or director of the Company or any of its Affiliates under any employment, severance or termination agreement, other compensation arrangement or Employee Plan: (i) would not be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) and would not result in the imposition of an excise Tax under Section 4999 of the Code (or similar provisions of Law relating to Taxes); and (ii) would not be subject to any deduction limitation under Section 162(m) of the Code.  The Company is not a party to, nor is it otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of any Tax, including any excise Tax imposed by Section 4999 or 409A of the Code.

(j)           To the extent applicable and except as set forth in Section 3.22(j) of the Company Disclosure Letter, each International Employee Plan has been approved by the relevant taxation and other Governmental Authorities so as to enable: (i) the Company or any of the Company Subsidiaries and the participants and beneficiaries under the relevant International Employee Plan and (ii) in the case of any International Employee Plan under which resources are set aside in advance of the benefits being paid (a “Funded International Employee Plan”), the assets held for the purposes of the Funded International Employee Plans, to enjoy the most favorable taxation status possible and the Company is not aware of any ground on which such approval may cease to apply.  Each Employee Plan that is intended to qualify as a capital gains route plan under Section 102 (“Section 102 Plan”) has received a favorable determination or approval letter or is otherwise approved by, or deemed approved by, passage of time without objection by the ITA as such.  All Company 102 RSs issued under any Section 102 Plan have been issued, in compliance in all material respects with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including, without limitation, the adoption of the applicable board resolutions, the timely filing of the necessary documents with the ITA, the submission of the application to the ITA to approve a Section 102 Plan, the appointment of an authorized trustee to hold the Company 102 RSs the execution by each holder of Company 102 RSs of an undertaking to comply with the provisions of Section 102, and the timely deposit of such Shares or related documents with such trustee, pursuant to the terms of Section 102 and the guidance of the ITA published by the ITA on July 24, 2012 and clarification dated November 6, 2012.

(k)          Other than listed in Section 3.22(k) to the Company Disclosure Letter, neither the execution or delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party nor the consummation by the Company of the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party will (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of the Company Subsidiaries; (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor; (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation; or (iv) result in any breach or violation of, or a default under, any Employee Plan.

(l)           Except as required by applicable Law or the terms of any Employee Plans as in effect on the date hereof, neither the Company nor any of the Company Subsidiaries has any plan or commitment to amend in any material respect or establish any new Employee Plan or to continue or materially increase any benefits under any Employee Plan.

(m)         With respect to each Employee Plan that is not subject to U.S. Law (a “Non-U.S. Employee Plan”):

(i)           all employer and employee contributions to each Non-U.S. Employee Plan required by Law or by the terms of such Non-U.S. Employee Plan have been made, or, if applicable, accrued in accordance with normal accounting practices;

(ii)           The fair market value of the assets of each funded Non-U.S. Employee Plan, the liability of each insurer for any Non-U.S. Employee Plan funded through insurance or the book reserve established for any Non-U.S. Employee Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis accrued to the date of this Agreement with respect to all current and former participants under such Non-U.S. Employee Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Employee Plan, and the transactions contemplated hereby shall not cause such assets or insurance obligations to be less than such benefit obligations;

(iii)           each Non-U.S. Employee Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and is approved by any applicable taxation authorities to the extent such approval is available.  Each Non-U.S. Employee Plan is now and always has been operated in compliance with all applicable non-United States Laws and the terms of the Non-U.S. Employee Plan; and

(iv)           no Non-U.S. Employee Plan has unfunded liabilities that will not be offset by insurance or that are not fully accrued on the financial statements of the Company.

Section 3.23                      Labor Matters.

(a)           A separate instrument provided by the Company to Parent on or prior to the execution of this Agreement identifies all employees of each of the Company and the Company Subsidiaries, and correctly reflects, in all material respects, the following: current salary and any other compensation payable to such employee, including compensation payable pursuant to bonus, deferred compensation or commission arrangements, overtime payment, full-time or part-time status, short-term or temporary basis, vacation entitlement and accrued vacation or paid time-off balance, travel pay or car maintenance or car entitlement, sick leave entitlement and accrual, and recuperation pay entitlement and accrual, pension entitlements and provident funds (including manager’s insurance, pension fund, education fund and health fund), their respective contribution rates for each component (e.g., severance component, pension savings and disability insurance) and the salary basis for such contributions, severance entitlements (including whether such employee, to the extent employed in the State of Israel, is subject to a Section 14 arrangement under the Severance Pay Law, and, to the extent such employee is subject to such a Section 14 arrangement), an indication of whether such arrangement has been applied to such person from the commencement date of their employment and on the basis of their entire salary including other compensation (e.g., commission), main work location, notice period entitlement, share options, if any, or rights, such employee’s employer, date of employment and position; provided that, to the extent applicable privacy or data protection Laws would prohibit the disclosure of certain Personal Data without the individual’s consent, Section 3.23(a) of the Company Disclosure Letter shall specify such legal prohibition and shall provide such information in de-identified form in compliance with applicable Laws.  Other than as listed on Section 3.23(a) of the Company Disclosure Letter and the respective employment Contracts, such employees are not entitled to additional material benefits.  Other than in the ordinary course of business, no commitment, promise or undertaking has been made by the Company or any Company Subsidiary with respect to any change in the compensation payable to any such employee in the last sixty (60) days.

(b)           To the Knowledge of the Company, no officer or Key Employee of the Company or any Company Subsidiary intends to terminate his or her employment with the Company or the applicable Subsidiary of the Company, nor has any such officer or Key Employee threatened or expressed in writing any intention to do so.

(c)           (i) There are no controversies pending or threatened between any of the Company or the Company Subsidiaries, on the one hand, and any of their respective current or former employees or other service providers, on the other hand, which controversies, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, (ii) to the Knowledge of the Company, except as listed on Section 3.23(c) of the Company Disclosure Letter (1) no employees of any of the Company or the Company Subsidiaries are represented by any labor union, labor organization, works council, worker center or other representative body in connection with their employment by or service to the Company or the Company Subsidiaries and (2) none of the Company or the Company Subsidiaries is a party to any collective bargaining agreement, works council agreement, work force agreement or labor union Contract applicable to persons employed by any of the Company or the Company Subsidiaries, nor, to the Knowledge of the Company, are there any activities or proceedings of any labor union, works council or worker center to organize any such employees, (iii) to the Knowledge of the Company, there are no grievances outstanding against any of the Company or the Company Subsidiaries under any such Contract, and (iv) there is no and there was no strike, slowdown, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of any of the Company or the Company Subsidiaries.  No consent of any labor union is required to consummate the Merger or the transactions contemplated hereby.  There is no obligation to inform, consult or obtain consent whether in advance or otherwise of any works council, employee representatives or other representative bodies in order to consummate the Merger or the transactions contemplated hereby.  Except as disclosed in Section 3.23(c) of the Company Disclosure Letter, none of the Company or the Company Subsidiaries is a member of any employer’s organization.  No collective industrial agreements, industrial awards, or expansion orders (including of the Israeli Ministry of Labor) are applicable to the Company or any of the Company Subsidiaries other than such orders that are generally applicable to all employers in such country and except as disclosed in Section 3.23(c) of the Company Disclosure Letter, and to the Knowledge of the Company and except as listed in Section 3.23(c) of the Company Disclosure Letter, there are no material customs or customary practices regarding employees that could be deemed to be binding on the Company or any of the Company Subsidiaries.

(d)           Except as listed in Schedule 3.23(d) of the Company Disclosure Letter, each of the Company and the Company Subsidiaries is in material compliance with all material applicable Laws and Contracts relating to the employment of labor, employment practices, and terms and conditions of employment, including applicable wage, hour and rest, leave of absence, privacy right, workers’ compensation policy, long-term disability policy, harassment, employment statute or regulation, non-discrimination, immigration, the Worker Adjustment and Retraining Notification Act and any similar national, state or local “mass layoff” or “plant closing” Law (“WARN”), health and safety and other Laws of any other jurisdiction in which the Company or any of the Company Subsidiaries has employed or employ any person.  To the Knowledge of the Company, there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to the Company.  To the Knowledge of the Company, there is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion, or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any of Subsidiary has employed or employ any person.

(e)           Notwithstanding and without limiting the foregoing clauses of this Section 3.23:

(i)           Except as set forth in Section 3.23(e)(i) of the Company Disclosure Letter, the Company’s or any Company Subsidiaries’ obligations to provide statutory severance pay (including to its Israeli Employees pursuant to the Severance Pay Law, 5723-1963) are fully funded by the Company or the Company Subsidiaries (through insurance or otherwise), or a book reserve account has been established (in each case, sufficient to procure or provide for the accrued benefit obligations in accordance with U.S. GAAP).

(ii)           All amounts that the Company is legally or contractually required either (x) to deduct from its employees’ salaries or to transfer to such employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from its employees’ salaries and benefits and to pay to any Governmental Authority as required by applicable Law (including the Ordinance and National Insurance Law, [Combined Version], 5754-1995, the National Health Insurance Law, 5754-1994 or otherwise) have, in each case, been duly deducted, transferred, withheld and paid in all material respects.

(iii)           Other than visas bestowing a right to work on an employee under applicable Law, neither the Company nor any Subsidiary has engaged any employees whose employment would require special licenses or permits.  All employees engaged by the Company or any Company Subsidiary are legally allowed to work in the relevant jurisdictions where they are employed.

(iv)           Except as set forth in Section 3.23(e)(iv) of the Company Disclosure Letter, there are no material unwritten policies or customs of the Company or any Company Subsidiary which, by extension, could entitle employees to material benefits in addition to what they are entitled by Law or Contract (including, without limitation, unwritten customs concerning the payment of severance pay when it is not legally required, prior advance notice periods and accrued vacation days), other than those included in the Plans or in Section 3.23(e)(iv) of the Company Disclosure Letter.

(f)           Except as set forth in Section 3.23(f) of the Company Disclosure Letter, in its contracts with its independent contractors, consultants, sub-contractors or freelancers, the Company has included provisions reasonably designed to protect its rights against possible claims for reclassification of any of the aforementioned as employees of the Company or the Company Subsidiaries or for entitlement to rights of an employee vis-à-vis the Company, including but not limited to, rights to base pay or overtime wages, severance pay, vacation, recuperation pay (dmei havra’a) and other employee-related statutory benefits.

(g)           Neither the Company nor the Company Subsidiaries engage any personnel through manpower agencies, or services companies without authorized license from the Israeli Labor Ministry or any other authorized license required under applicable Laws.

(h)           The Company has set ways to monitor that the Company’s and the Company Subsidiaries’ employees are receiving all of the payments applicable by any Law, extension orders, or collective agreement.

Section 3.24                      Permits.  Except as set forth in Section 3.24 of the Company Disclosure Letter, the Company and the Company Subsidiaries have, since January 1, 2011, complied, and are currently in compliance with, the terms of, and validly holds, all material permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their businesses as currently conducted (“Permits”).  Except for matters that have not had and would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of the Company Subsidiaries has received written notice of any Legal Proceeding relating to (x) any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any such Permit or (y) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such Permit; (ii) to the Company’s Knowledge, no event has occurred and no circumstance exists that (with or without notice or lapse of time, or both) (x) constitute, directly or indirectly, in a violation of, or a failure to comply with, any term or requirement of any such Permit or (y) would result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any of such Permits; and (iii) all applications required to have been filed for the renewal of each such Permit have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to each such Permit have been duly made on a timely basis with the appropriate Governmental Authority.

Section 3.25                      Compliance with Laws; FCPA Matters.

(a)           The Company and each of the Company Subsidiaries are and have been at all times since January 1, 2011, in compliance in all material respects with all Law and Orders applicable to the Company and the Company Subsidiaries or their respective assets.  Neither the Company nor any of the Company Subsidiaries has received any written communication during the past three years from a Governmental Authority that alleges that the Company or any of the Company Subsidiaries is not in compliance in any material respect with any Law or Order.

(b)           Neither the Company, the Subsidiaries nor any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any of its agents or distributors or any other Person acting on behalf of the Company or any of the Company Subsidiaries has, in the course of their actions for or on behalf of the Company or the Company Subsidiaries, (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) unlawfully made, offered to make, promised to make or authorized or ratified the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (iv) to the Knowledge of the Company, been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment, or (v) violated or is in violation of any other applicable Laws regarding use of funds for political activity or commercial bribery.

(c)           None of the Company, any of the Company Subsidiaries nor, to the Knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company or any of the Company Subsidiaries is Person currently the subject or target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority.

Section 3.26                      Environmental Matters.  Except for such matters as have not had individually or in the aggregate, a Company Material Adverse Effect:

(a)           The Company and the Company Subsidiaries are in material compliance with all applicable Environmental Laws and neither the Company nor any of the Company Subsidiaries has been notified (in writing or otherwise) in the past three (3) years, whether from a Governmental Authority citizens group, employee or otherwise, regarding an actual or alleged noncompliance with or violation of any Environmental Law, or any liability or potential liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Law.

(b)           Neither the Company nor any of the Company Subsidiaries has generated, used, handled, stored, disposed of or released any Hazardous Substance at any property that the Company or any of the Company Subsidiaries own, lease, control or operate in violation of any Environmental Law and in a manner which has given or would be reasonably expected to give rise to any liabilities or investigatory, corrective or remedial obligations pursuant to Environmental Laws.

(c)           To the Knowledge of the Company, there are no circumstances that prevent or interfere with the compliance of the Company or any of the Company Subsidiaries with any Environmental Law.

(d)           Neither the Company nor any of the Company Subsidiaries, is a party to or is the subject of any pending or to the Company’s Knowledge threatened Legal Proceeding alleging any Liability or responsibility under or noncompliance with any Environmental Law.  Neither the Company nor any of the Company Subsidiaries is subject to any Order by any Governmental Authority imposing any material liability or obligation under any Environmental Law.  To the Knowledge of the Company, no site or premises currently owned, leased, controlled or operated by the Company or any of the Company Subsidiaries is listed, or to the Knowledge of the Company, is currently proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System, both as maintained under the Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), or on any comparable state governmental lists.  Neither the Company nor any of the Company Subsidiaries has received written notification within the past three (3) years of any potential responsibility or liability of the Company or any of the Company Subsidiaries pursuant to the provisions of (i) CERCLA, (ii) any similar federal, state, local, foreign or other Environmental Law, or (iii) any Order issued pursuant to the provisions of any such Environmental Law.

(e)           The Company and the Company Subsidiaries have obtained all Permits required by Environmental Law necessary to enable them to conduct their respective businesses as currently conducted and are in material compliance with such Permits.

(f)           The Company has furnished to Parent copies of all material environmental audits and risk and site assessments in the Company’s possession, if any, relating to compliance with Environmental Laws, management of Hazardous Materials, or the environmental condition of properties presently or formerly owned, operated, or leased in connection with the business of the Company or any of the Company Subsidiaries.

Section 3.27                      Litigation.

(a)           Except as set forth in Section 3.27 of the Company Disclosure Letter (a) there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company, any of the Company Subsidiaries or any of the respective properties of the Company or any of the Company Subsidiaries that (a) involves an amount in controversy in excess of $2,000,000, (b) seeks or imposes injunctive relief on any material asset of the Company, (c) challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger, this Agreement, the Ancillary Agreement or any of the transactions contemplated by this Agreement seeks to impose any legal constraint on or prohibition against or limit the Surviving Company’s ability to operate the business of the Company and the Company Subsidiaries substantially as it was operated prior to the date of this Agreement, (d) individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect, or (e) to the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b)           With regard to any Legal Proceeding set forth in Section 3.27 of the Company Disclosure Letter, the Company has provided Parent with all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceeding and other information material to an assessment of such Legal Proceeding.  The Company has an insurance policy or policies that is expected to cover such Legal Proceedings and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceedings under such insurance policy or policies.

(c)           There is no order, writ, injunction, judgment or decree to which the Company or any Company Subsidiary, or any of the material assets owned or used by the Company or any Company Subsidiary, is subject.  To the Knowledge of the Company, no officer or other Key Employee of the Company or any Company Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any Company Subsidiary or to any material assets owned or used by the Company or any Company Subsidiary.

Section 3.28                      Insurance.

(a)           The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of the Company Subsidiaries, and Section 3.28(d) of the Company Disclosure Letter sets forth a true and complete list of all casualty, directors and officers liability, general liability, product liability and all other types of insurance maintained with respect to the Company or any of the Company Subsidiaries, together with the most recent annual premiums paid by the Company and each of the Company Subsidiaries with respect to such insurance, deductibles, period, carriers, the liability limits for each such policy and identifies which insurance policies are “occurrence” or “claims made” and which Person is the policy holder.

(b)           As of the date hereof, each of the Company and the Company Subsidiaries is, and continually since the later of January 1, 2011 and the date of acquisition by the Company has been, insured by insurers reasonably believed by the Company to be of recognized financial responsibility and solvency, against such losses and risks and in such amounts as are customary in the businesses in which they are engaged.

(c)           With respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy, except for such breaches and defaults that have not constituted, and would not reasonably be expected to constitute a Company Material Adverse Effect, and (iii) to the Knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

(d)           At no time subsequent to January 1, 2011, has the Company or any of the Company Subsidiaries (i) been denied any insurance or indemnity bond coverage which it has requested, (ii) received notice or other communication from any of its insurance carriers regarding any actual or possible cancellation or invalidation of any insurance policy or (ii) received notice from any of its insurance carriers that any insurance premiums currently in effect with respect to its existing insurance policies will be subject to increase in an amount materially disproportionate to the amount of the increases in the amount of coverage with respect thereto or that any current insurance coverage will not be available in the future, other than as a result of the transactions contemplated by this Agreement, substantially on the same terms as are now in effect.  Except as disclosed in Section 3.28(d) of the Company Disclosure Letter, there is no pending material claim by the Company or any Company Subsidiary under any insurance policy.  All information provided to insurance carriers (in applications and otherwise) on behalf of the Company and each of the Company Subsidiaries is accurate and complete.  The Company and each of the Company Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened against the Company or any Company Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any Company Subsidiary of its intent to do so.

Section 3.29                      Related Party Transactions.  Except for indemnification, compensation, employment or other similar arrangements between the Company or any of the Company Subsidiaries, on the one hand, and any current or former director, officer or employee thereof, on the other hand, and except as set forth in Section 3.29 of the Company Disclosure Letter, (a) there are no direct or indirect material transactions, agreements, arrangements or understandings between the Company or any of the Company Subsidiaries, on the one hand, and any current or former director or executive officer of the Company or any of his or her immediate family member, or any holder of five percent (5%) or more of the outstanding Company Shares (each, a “Related Party”), on the other hand, and (b) as of the date of this Agreement, no Related Party has made any material written claim against the Company or any of the Company Subsidiaries.  Each material transaction between the Company or any of the Company Subsidiaries, on the one hand, and a Related Person, on the other hand, has been authorized by all necessary corporate action on the part of the Company or such Subsidiary, including in compliance with the ICL.

Section 3.30                      Brokers.  There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of the Company Subsidiaries who is entitled to any financial advisor, investment banking, brokerage, finder’s or similar fee or commission from the Company or any of the Company Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 3.31                      Opinion of Financial Advisor.  The Company Board has received the opinion of Prometheus Financial Advisory, financial advisor to the Company, dated the date of this Agreement, to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions set forth therein, from a financial point of view, the consideration to be offered to the holders of Company Shares is fair to such holders.

Section 3.32                      Anti-Takeover Statutes.  Assuming that the representations of Parent and Merger Sub set forth in Section 4.7 are accurate, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute applies or purports to apply to this Agreement, the Merger or any other transaction contemplated by this Agreement.  Neither the Company nor any of the Company Subsidiaries is bound by or has in effect any “poison pill” or similar shareholder rights plan.

Section 3.33                      Material Suppliers and Customers.  Since January 1, 2011, there has not been any material adverse change in the business relationship of the Company or any Company Subsidiary with any Material Customer or Material Supplier or to the Knowledge of the Company any change that is reasonably likely to give rise to any such material adverse change, and none of the Company nor any Company Subsidiary has received any written or oral communication or notice from any such customer or supplier, and to the Knowledge of the Company, no event has occurred, nor exists any circumstance or condition that, with or without the giving of notice or lapse of time, or both, might form the basis of any such notice, to the effect that, or otherwise has Knowledge that, any such customer or supplier (i) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce, in any material respect, its business relationship with the Company or any Company Subsidiary, or (ii) will fail to perform, or is reasonably likely to fail to perform, in any material respect its obligations under any Contract with the Company or any Company Subsidiary.

Section 3.34                      Accounts Receivable.  All trade accounts receivable of the Company the Company Subsidiaries represent valid obligations arising from bona fide sales actually made or services actually performed by the Company or the Company Subsidiaries in the ordinary course of business.  There is no contest, claim, defense or right of setoff, other than returns in the ordinary course of business, under any Contract with any account debtor of an account receivable relating to the amount or validity of such account receivable.

Section 3.35                      Proxy Statement.  The information contained in or incorporated by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading at the date it is first mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof.  None of the representations and warranties of the Company contained in this Agreement or any Ancillary Agreement and none of the information contained in any schedule, certificate or other document delivered by the Company or that will be at any time delivered by the Company pursuant hereto or thereto (i) omits to state any material fact necessary in order to make such information, in the light of the circumstances under which such information will be provided, not false or misleading, or (ii) contains any statement that is inaccurate or misleading with respect to any material facts.  The Proxy Statement shall contain (or incorporate by reference) all material information relating to the Company Shareholders’ decision to adopt and approve this Agreement and the Merger that is required by applicable Law.  Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied in writing by Parent or Merger Sub or any of their Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1                      Organization; Good Standing.  Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of California and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets.  Merger Sub is a corporation duly organized and validly existing under the laws of the State of Israel and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets.  Each of Parent and Merger Sub is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where such good standing necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.2                      Corporate Power; Enforceability.  Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be a party, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which each is or is specified to be a party, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which each is or is specified to be a party, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or thereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and at or before the Closing Parent and Merger Sub will have duly executed and delivered each Ancillary Agreement to which each is or is specified to be a party, and this Agreement constitutes, and each Ancillary Agreement to which each of Parent and Merger Sub is or is specified to be a party will after such execution and delivery constitute, assuming the due authorization, execution and delivery by the Company, a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with their terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally.

Section 4.3                      Non-Contravention.  The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (i) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of Parent or the articles of association of Merger Sub, (ii) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound, (iii) assuming the Approvals referred to in Section 3.6 are obtained or made, violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their properties or assets are bound or (iv) result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (ii) and (iv) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.4                      Required Governmental Approvals.  No Approval of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby, other than (i) the execution by Parent of an undertaking in customary form in favor of the OCS to comply with the applicable Israeli Encouragement of Industrial Research and Development Law, 1984, (ii) the Approval under applicable Antitrust Laws, (iii) the filing of the Merger Proposal with the Israeli Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Israeli Companies Registrar, and (iv) such other Approvals the failure of which to make or obtain would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.5                      Litigation.  As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of Parent, threatened in writing against or affecting Parent or Merger Sub or any of their Affiliates or any of their respective properties that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.  As of the date hereof, neither Parent nor Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.6                      Proxy Statement.  The information supplied in writing by Parent, Merger Sub or any of their Representatives expressly for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading at the date it is first mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof.  Any document that is required to be filed or furnished by Parent, Merger Sub or any of their respective Affiliates with the SEC or any other Governmental Authority in connection with the transactions contemplated by this Agreement will, when filed with or furnished to the SEC or such other Governmental Authority, comply as to form in all material respects with applicable Law.  Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company or any of its Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

Section 4.7                      Ownership of Company Share Capital.  Neither Parent nor any of its Subsidiaries owns (beneficially or otherwise) any Company Shares or Company Securities or Subsidiary Securities (or any other economic interest through derivative securities or otherwise in the Company or any Company Subsidiary) except pursuant to this Agreement.  None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares.

Section 4.8                      Brokers.  Other than Needham & Company LLC, no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or similar fee or commission from Parent or any of the Subsidiaries in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.9                      Operations of Merger Sub.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no Liabilities, Indebtedness or obligations other than as contemplated by this Agreement.  All of the issued and outstanding capital stock of Merger Sub have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Parent.

Section 4.10                      Parent and Merger Sub Board Approval.  The boards of directors of Parent and Merger Sub have each unanimously: (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholders, (ii) approved this Agreement, the Merger and the other transactions contemplated herby, (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, and (iv) with respect to the board of directors of Merger Sub, resolved to recommend that the sole shareholder of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby, pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement).

Section 4.11                      Exclusive Representations and Warranties.  Parent and Merger Sub acknowledge and agree that except for the representations and warranties of the Company contained in this Agreement, neither the Company nor any other Person has made to Parent or Merger Sub any representation or warranty, express or implied, in connection with the transaction contemplated by this Agreement.

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.1                         Interim Conduct of Business.

(a)           Except as contemplated, required or permitted by this Agreement, required by applicable Law or as approved by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of the Company and each of the Company Subsidiaries shall (i) carry on its business in the usual, regular and ordinary course of business consistent with past practice in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable Laws, (ii) use its commercially reasonable efforts, consistent with past practices, to preserve substantially intact its business organization, keep available the services of the current officers, employees and consultants, if any, of the Company and the Company Subsidiaries, and preserve the current relationships of the Company and each of the Company Subsidiaries with customers, suppliers, distributors, licensors, licensees and other Persons with whom the Company or any of the Company Subsidiaries has significant business relations and (iii) shall not take any action that would adversely affect or is reasonably likely to delay in any material respect the ability of either Parent or the Company to obtain any necessary approvals of any Governmental Authority or required for the transactions contemplated hereby.

(b)           Except as contemplated, required or permitted by this Agreement, required by applicable Law, as required under any Material Contract, or as approved by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not do any of the following and shall not permit any of the Company Subsidiaries to do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under all other subsections of this Section 5.1(b) and shall be expressly permitted under Section 5.1(a)):

(i)           cause, permit or propose any amendment to the articles of association or memorandum of association of the Company or amend any organizational document of any Company Subsidiary;

(ii)           cause, permit or propose any Company Subsidiary to (A) amend its articles of association, by laws, charter or other incorporation and/or governing documents, (B) issue, sell, pledge, transfer or disposal of any shares of its share capital, (C) than in the ordinary course of business sell, transfer, lease, license or otherwise disposition any of its material assets or business, (D) declare or make payment of dividends or distribution (other than from the Company Subsidiaries to the Company), (E) other than in the ordinary course of business consistent with past practices, lend money to any Person; incur or guarantee any Indebtedness; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $100,000.

(iii)           issue, sell, pledge, dispose of, grant, transfer, encumber, authorize or deliver or agree or commit to issue, sell, pledge, dispose of, grant, transfer, encumber, authorize or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities;

(iv)           directly or indirectly acquire, repurchase, redeem or otherwise acquire any Company Securities or Subsidiary Securities;

(v)           (a) split, combine, subdivide or reclassify any share capital, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital (b) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any of its share capital, or make any other actual, constructive or deemed distribution in respect of the share capital, except for cash dividends made by any direct or indirect Company Subsidiary to the Company or to one of the Company Subsidiaries or (C) enter into, amend, or modify any shareholders rights agreement, rights plan, “poison pill,” or other similar agreement or instrument;

(vi)           propose to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary, or elect or appoint any new directors or executive officers of the Company, except for the transactions contemplated by this Agreement;

(vii)           (c) incur, prepay, repurchase, assume or materially modify any Indebtedness for borrowed money or guarantee any Indebtedness for borrowed money of another Person or issue any debt securities or other rights to acquire any debt securities of the Company or any Company Subsidiary, except for 1. debt incurred in the ordinary course of business consistent with past practice under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date hereof a copy of which was made available to Parent or issuances or repayment of commercial paper in the ordinary course of business consistent with past practice, and 2. loans or advances between the Company and any direct or indirect Company Subsidiary, or between any direct or indirect Company Subsidiary, (d) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness for borrowed money of any other Person, except with respect to obligations of direct or indirect wholly-owned Subsidiaries of the Company incurred in the ordinary course consistent with past practice of such Subsidiary’s business, (e) make any loans, advances or capital contributions to or investments in any other Person (other than the Company or any direct or indirect wholly-owned Subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of the Company Subsidiaries of not more than $5,000, (f) mortgage or pledge any of its or the Subsidiaries’ material assets, tangible or intangible or create exist any Lien thereupon (other than Permitted Liens or Liens granted in connection with the incurrence of any Indebtedness for borrowed money permitted under this Section 5.1(b)(vii));

(viii)           except as may be required by applicable Law or the terms of any Employee Plan or employment agreement as in effect on the date hereof, (g) enter into, adopt, amend in any material respect (including acceleration of vesting) or terminate any material bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner (except in the ordinary course of business, consistent with past practice and except for hiring of new employees who are not directors and/or officers of the Company in the ordinary course of business), (h) increase the compensation payable or to become payable to any director, officer or employee, pay or agree to pay any special bonus or special remuneration to any director, officer or employee, or pay or agree to pay any material benefit not required by any plan or arrangement as in effect as of the date hereof, make any loans to any of its directors, officers or employees, agents or consultants (other than advancement of business expenses in the ordinary course of business of not more than $5,000), or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to an employee benefit plan or otherwise, in each case of (A) and (B) except as permitted by Section 5.1(b)(iii), (C) announce, implement, or effect any reduction in labor force, layoff, early retirement program, severance program or other program or effort concerning the termination of employment of its employees, other than routine employee terminations consistent with past practices, (D) adopt or enter into any collective bargaining agreement, works council agreement or other labor union Contract applicable to its employees, or (E) hire or engage any new executives in leadership positions or executives who directly report to the Company’s chief executive officer;

(ix)           except as may be required as a result of a change in applicable Law or in GAAP, make any material change in any of the accounting principles or practices used by it (including any change in depreciation or amortization policies), or make any material change in internal accounting controls or disclosure controls and procedures;

(x)           (i) make or agree to make any new capital expenditure or expenditures that, individually, is in excess of $50,000 or, in the aggregate, are in excess of $300,000, except for capital expenditures that are contemplated by the Company’s 2014 or 2015 budget made available to Parent prior to the date hereof;

(xi)           (j) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) 1. any business or other Person or any material equity interest therein or 2. any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, (k) enter into any Contract (other than inter-company Contracts) with respect to a joint venture, strategic alliance or partnership that is material to the Company and the Company Subsidiaries, taken as a whole; or (l) other than in the ordinary course consistent with past practice, sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets of the Company or the Company Subsidiaries, which are material to the Company and the Company Subsidiaries, taken as a whole;

(xii)           prepare or file any income Tax Return or other material Tax Return in a manner inconsistent with past practice or, on any such Tax Return, take any material position inconsistent with past practice, make or change any Tax election, settle or otherwise compromise any material claim relating to Taxes, settle any material dispute relating to Taxes, adopt or change any accounting method (except as required under GAAP) in respect of Taxes, enter into any Tax indemnity, sharing, allocation agreement or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, request any ruling or similar guidance with respect to Taxes, other than as set forth in Section 5.8 (Tax Rulings);

(xiii)           (m) discharge, settle or satisfy any claims, liabilities, litigation or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in an amount in excess of $100,000 individually or $300,000 in the aggregate, other than the payment, discharge, settlement or satisfaction of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Reports, (n) cancel any material Indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $100,000, or (o) give any material discount, accommodation or other concession (other than in the ordinary course of business consistent with past practice) in order to accelerate or induce the collection of any receivable;

(xiv)         except in the ordinary course of business consistent with past practice, (A) enter into any Contract that would constitute a Material Contract, (B) modify or amend in any material respect any Material Contract, (C) terminate any Material Contract, or (D) waive, release, or assign any material rights or claims under any Material Contract;

(xv)          apply for or accept (A) any Government Grant from the OCS or any other Governmental Authority, which Government Grant is extended to support the Company’s research and development operations, or (B) any material Government Grants from any other Governmental Authority;

(xvi)         transfer, sell lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, or allow to lapse or expire or otherwise dispose of any of the material assets, Company Intellectual Property Rights, product lines, or businesses of the Company or any Company Subsidiary, other than (A) pursuant to Contracts in effect as of, and disclosed to Parent prior to the date of this Agreement, or (B) in connection with the license of Software Products or the distribution, sale or license of other products or services, in each case, in the ordinary course of business consistent with past practice;

(xvii)        enter into, engage in or amend any transaction or Contract with any Subsidiary, Related Party or any interested parties (Ba’alay Inyan);

(xviii)       customize the source code of any Software Product for any customer or other third party for which customization of the Intellectual Property rights associated therewith is not retained by the Company, other than in the ordinary course of business consistent with past practice;

(xix)          enter into any Contract that limits in any material respect either the type of business in which the Company or a Subsidiary (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which it may so engage in any business, or would require the Company or the Company Subsidiaries to deal exclusively with a Person or related group of Persons;

(xx)           cancel or fail to in good faith seek to renew any material insurance policies;

(xxi)          except as expressly permitted in this Agreement, take any action that would reasonably be expected to result in any of the conditions set forth in Article VIII not being satisfied or intended to prevent, or materially impart the ability of the Company to consummate the Merger and the transactions contemplated hereby; or

(xxii)         enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by this Section 5.1(b).

Section 5.2                      No Solicitation.

(a)           The Company shall and shall cause the Company Subsidiaries and its and their respective Representatives to immediately cease any and all existing discussions, communications or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal.

(b)           Except as expressly provided in Section 5.2(c), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and the Company Subsidiaries shall not, nor shall they authorize or permit any of their respective Representatives to, directly or indirectly, (4) solicit or initiate the making, submission or announcement of, or knowingly encourage, facilitate or assist the making of, any offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal, (5) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of the Company Subsidiaries, or afford to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of the Company Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal or other communication that would reasonably be expected to lead to an Acquisition Proposal, (6) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, (7) approve, endorse or recommend an Acquisition Proposal, (8) enter into any Contract (other than a confidentiality agreement pursuant to Section 5.2(c)) contemplating or otherwise relating to an Acquisition Transaction or (vi) resolve or publicly propose to take any of the actions referred to in clauses (i) through (v).  The Company agrees that any violation of the restrictions set forth in Section 5.2 or Section 5.3 by the Company Subsidiaries or any of the Company’s or any of the Company Subsidiaries’ Representatives shall be deemed a breach of this Agreement by the Company.

(c)           Notwithstanding anything to the contrary set forth in Section 5.2(b), prior to obtaining the Company Shareholder Approval, the Company may, directly or indirectly through the Company’s Representatives, (i) participate or engage in discussions or negotiations with any Person that has made a bona fide, written Acquisition Proposal that did not result from a violation of this Section 5.2 and that the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes or is reasonably likely to result in a Superior Proposal, and/or (ii) furnish to any Person that has made an Acquisition Proposal of the type described in clause (i), any non-public information relating to the Company or any of the Company Subsidiaries and/or afford to such Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of the Company Subsidiaries, in each case, under this clause (ii) pursuant to a confidentiality agreement (which shall contain standstill covenants and expressly permit the Company to perform its notice and other obligations under this Section 5.2 and Section 5.3) that is no less favorable to the Company, in the aggregate, than the Confidentiality Agreement; provided, however, that in the case of any action taken pursuant to the preceding clauses (i) or (ii), (A) the Company Board (or any committee thereof) shall have determined in good faith (after consultation with outside legal counsel) that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties to the Company and the Company Shareholders under applicable Law, (B) within twenty four (24) hours following such determination, the Company gives Parent written notice of the Company’s intention to participate or engage in such discussions or negotiations with, or furnish non-public information or access to, such Person, as applicable, and shall in no event hold such discussions or negotiations or begin furnishing such information or affording such access to such Person prior to providing such notice to Parent, and (C) as soon as reasonably practicable after furnishing any non-public information about the Company and the Company Subsidiaries to such Person (and in any event within twenty-four (24) hours thereafter), the Company furnishes such non-public information to Parent to the extent such information has not been previously furnished to Parent.

(d)           The Company shall promptly (and in any event within twenty-four (24) hours from the time at which the Company becomes aware) notify Parent orally and in writing if the Company becomes aware of the receipt by the Company, the Company Subsidiaries or any of their respective Representatives of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal.  Such notice shall describe the terms and conditions of such Acquisition Proposal, request or inquiry in reasonable detail, identify the Person or group making any such Acquisition Proposal, request or inquiry and include a copy of such Acquisition Proposal and other material documentation or correspondence with respect thereto provided by such Person or group.  The Company shall keep Parent reasonably informed of the status and terms of any such Acquisition Proposal, request or inquiry on a prompt basis, and in any event no later than twenty-four (24) hours after the occurrence of any material changes to any such Acquisition Proposal, request or inquiry (including any change to the material terms and conditions thereof and of any withdrawal thereof), including furnishing copies of any material documentation and correspondence and draft documentation, and written summaries of any material oral inquiries, requests or discussions.

(e)           The Company shall not, and shall cause the Company Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide to Parent the information described in this Section 5.2.  The Company (i) shall not, and shall cause the Company Subsidiaries not to, terminate, waive, amend or modify, or grant permission under, any standstill, non-compete, non-solicitation or confidentiality provision in any agreement to which it or any of the Company Subsidiaries is or becomes a party, except to the extent the failure to take any such action would reasonably be expected to breach the Company Board’s fiduciary duties to the Company and the Company Shareholders under applicable Law, and (ii) shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to enforce such standstill, non-compete, non-solicitation and confidentiality provisions if the Company becomes aware of any material breach thereof by the party subject thereto.

(f)           The Company shall promptly (but in no event later than two (2) Business Days after the date of this Agreement) (9) demand that each Person that has executed a confidentiality agreement in the preceding eighteen (18) months in connection with any Acquisition Proposal return or destroy all non-public information furnished to such Person or its Representatives by or on behalf of the Company or any of the Company Subsidiaries in accordance with the terms of the applicable confidentiality agreement, and (10) revoke, terminate or withdraw access of any Person (other than Parent, Merger Sub and their Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or the Company Subsidiaries in connection with any Acquisition Proposal.

Section 5.3                      Company Board Recommendation.

(a)           Except as expressly provided in this Section 5.3, the Company Board shall unanimously recommend that the holders of Company Shares approve this Agreement and the Merger (the “Company Board Recommendation”).

(b)           Except as otherwise expressly provided in this Section 5.3, neither the Company Board nor any committee thereof shall (i) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation, (ii) approve, endorse or recommend or propose to approve, endorse or recommend, any Acquisition Proposal or Acquisition Transaction (any action referred to in the foregoing clauses (i) and (ii) being referred to as a “Company Board Recommendation Change”) or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement, whether or not binding, relating to any Acquisition Proposal or Acquisition Transaction (other than a confidentiality entered into in accordance with Section 5.2(c), “Alternative Acquisition Agreement”).  The Company shall provide Parent written notice at least twenty four (24) hours before any meeting of the Company Board or any committee thereof at which the Company Board or such committee might reasonably be expected to determine whether an Acquisition Proposal constitutes a Superior Proposal.

(c)           Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Company Shareholder Approval, the Company Board (or any committee thereof) may (x) effect a Company Board Recommendation Change with respect to a Superior Proposal and/or (y) terminate this Agreement pursuant to Section 9.1(e) in order to enter into a written definitive agreement with respect to a Superior Proposal, in each case, if (i) the Company receives a written, bona fide Acquisition Proposal (provided that the Person making such Acquisition Proposal is not in violation of such Person’s standstill obligations to the Company (if any)); (ii) such Acquisition Proposal did not result from a breach by the Company of any terms of this Agreement (including Section 5.2 or this Section 5.3); (iii) the Company Board (or any committee thereof) concludes in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal; (iv) the Company has notified Parent in writing that it intends to effect a Company Board Recommendation Change and/or terminate this Agreement with respect of such Superior Proposal, which notice shall describe in reasonable detail the reasons for such Company Board Recommendation Change and/or termination and the material terms and conditions of such Superior Proposal, describe in reasonable detail any proposed Alternative Acquisition Agreement, identify the Person making such Superior Proposal and include a copy of any proposed Alternative Acquisition Agreement and any other material documentation with respect thereto (a “Recommendation Change Notice”); (v) the Company shall have negotiated in good faith with Parent, if Parent so desires, during the five (5) Business Day period immediately following the delivery by the Company to Parent of such Recommendation Change Notice in order to make adjustments to the terms of this Agreement; and (vi) at the conclusion of such five (5) Business Day period, the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its outside legal counsel and financial advisors), and after giving effect to any adjustments to the terms of this Agreement that may have been proposed by Parent, that such Acquisition Proposal continues to constitute a Superior Proposal and that the failure to effect a Company Board Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(e) with respect to such Superior Proposal would be reasonably likely to result in a breach of its fiduciary duties to the Company and the Company Shareholders under applicable Law; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or substantially concurrently with such termination the Company (1) pays Parent the Termination Fee and expense reimbursement required by and pursuant to the terms of Section 9.3(a)(ii), and (2) immediately following such termination enters into a binding and written definitive agreement with respect to such Superior Proposal.  In the event of any material revisions to the terms of any such Superior Proposal (including any change to the price or form of consideration or in financing), the Company shall be required to deliver a new Recommendation Change Notice to Parent and to comply with the requirements of this Section 5.3(c) with respect to such new Recommendation Change Notice, except that the five (5) Business Day period referred to in clause (v) shall be deemed a three (3) Business Day period and commence on the date of such new notice.

(d)           Nothing in this Agreement shall prohibit the Company Board from (i) taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act (or any communication under Israeli law with substantially similar content) or a position contemplated by Section 329 of the ICL, or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act and (ii) making any disclosure to the Company Shareholders if the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to make such disclosure would breach its fiduciary duties under applicable Law; provided that, in either such case, any such statement or disclosure that constitutes a Company Board Recommendation Change shall be subject to the terms and conditions of this Agreement, including the provisions of  Article IX.

Section 5.4                      Access.  At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall cause each of the Company Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours, upon reasonable prior notice, to the properties, books and records and personnel of the Company and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish promptly to Parent and its Representatives any information concerning its business, Taxes, properties or personnel as Parent may reasonably request, including (a) any report, schedule and other document filed or furnished by it with the SEC and any material communication (including “comment letters”) received by the Company from the SEC in respect of such filings, and (b) internal monthly consolidated financial statements of the Company and the Company Subsidiaries, to the extent prepared in the ordinary course of business consistent with past practice; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) such access would unreasonably disrupt the operations of the Company or any of the Company Subsidiaries, (ii) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (iii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, or (iv) access to a Contract to which the Company or any of the Company Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract; and provided further, that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.4 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Merger Sub hereunder.  In the event that the Company does not provide access or information in reliance on the second proviso in the preceding sentence, it shall use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate the applicable Law, Contract or obligation or to waive such a privilege.  Subject to compliance with applicable Law, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, the Company shall confer from time to time as reasonably requested by Parent with Parent or its Representatives to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.  Any investigation conducted pursuant to the access contemplated by this Section 5.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and the Company Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of the Company Subsidiaries.  Any access to the Company’s properties shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing.  The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives or employees in connection with any investigation conducted pursuant to the access contemplated by this Section 5.4.

Section 5.5                      Certain Litigation.  Each Party shall promptly advise the other Parties of any Legal Proceedings commenced after the date hereof or made known by either Party to be threatened against such Party or any of its directors, officers (in their capacity as such) or controlled Affiliates by any Company Shareholders (on their own behalf or on behalf of the Company), before any court or other Governmental Authority, relating to this Agreement, the Merger or the other transactions contemplated hereby, and shall keep the other Parties reasonably informed regarding any such litigation.  The Company shall promptly notify the other Parties of any action, suit, proceeding, or investigation asserted in writing, brought, or commenced against the Company or any of the Company Subsidiaries or known by the Company to be threatened against it, that would have been listed in Section 3.27 of the Company Disclosure Letter, if such action, suit, proceeding, or investigation had arisen prior to the date hereof.  Each Party shall give the other Parties the opportunity to consult with such Party regarding the defense or settlement of any such shareholder litigation and shall consider such other Parties’ views with respect to such shareholder litigation; provided that Parent shall also have the right to participate in the defense of any such Legal Proceedings to the extent permissible under applicable Law.  The Company agrees that it shall not settle or make an offer to settle any Legal Proceedings commenced against the Company or any director or officer by any shareholder relating to this Agreement or the Merger or any other transaction contemplated hereby, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned, or delayed), unless all such settlements are solely for a monetary payment in an amount not to exceed $1,000,000 in the aggregate and which shall include (i) the receipt by the Company from the claimant of a general perpetual waiver and release with respect to a future claim against the Company, Parent, Merger Sub and their respective directors, officers and affiliates and (ii) the Company shall not be required to relinquish or limit any right to any of its assets.

Section 5.6                      Director Resignations.  Prior to the Closing, except as otherwise may be agreed by Parent, the Company shall obtain resignation letters from each of the members of the Company Board and the board of directors of each of the Company Subsidiaries, in each case, with the resignation to be effective as of the Effective Time.

Section 5.7                      Company Shareholders Meeting.

(a)           As soon as reasonably practicable following the date of this Agreement, but in no event later than the third (3rd) Business Day after the date hereof, the Company shall (11) establish a record date for, duly call, give notice of and convene a special meeting of its Shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval and (12) publish the notice of the Company Shareholders Meeting.  As soon as reasonably practicable following the date of this Agreement, but in no event later than the fifteenth (15th) Business Day after the date hereof, the Company shall prepare, file with and furnish to the SEC on Form 6-K a proxy statement for the Company Shareholders Meeting (the “Proxy Statement”).  The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to the ICL and the regulations promulgated thereunder and the Charter Documents.  Unless this Agreement is terminated pursuant to Article IX or as Parent and the Company may otherwise agree, the Company Shareholders Meeting shall be held no later than forty (40) days after the publication of the notice regarding the Company Shareholders Meeting.  Unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change in accordance with Section 5.3, the Company shall include the Company Board Recommendation in the Proxy Statement.  The Company will include a copy of any fairness opinion obtained by the Company Board in connection with the approval by the Company Board of the Merger and the other transactions contemplated hereby in the Proxy Statement and use its reasonable best efforts to cause the Proxy Statement to be mailed or delivered to the Company Shareholders as promptly as practicable following its filing date.  The Company shall not include in the Proxy Statement any information with respect to Parent or its Affiliates, unless the form and content thereof shall have been consented to in writing by Parent prior to such inclusion and Parent agrees to provide any such information required to be so included under applicable Law.  Prior to the filing of the Proxy Statement, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) shall endeavor to include in such drafts, correspondence and filings all comments reasonably proposed by Parent, and (z) to the extent practicable and not prohibited under applicable Law, the Company and its outside legal counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the SEC or Nasdaq, or their respective staff, as applicable (including all meetings and pre-arranged telephone conferences) relating to this Agreement or any of the transactions contemplated hereby.  If at any time prior to obtaining the Company Shareholder Approval any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 5.7(a) prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company.  In the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Shares so voted.  At the Company Shareholders Meeting, Parent and Merger Sub shall cause any Company Shares owned by them and their Affiliates (if any) to be voted in favor of the approval of the Merger and the other transactions contemplated by this Agreement.

(b)           Unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change in accordance with Section 5.3 the Company shall use commercially reasonable efforts to solicit from the Company Shareholders proxies in favor of the approval of this Agreement and the Merger.  Prior to the termination of this Agreement in accordance with its terms, the Company’s obligation to call, give notice of, and hold the Company Shareholders Meeting in accordance with this Section 5.7(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal.  The Company agrees that, unless this Agreement has been terminated in accordance with Section 9.1, it shall not submit to the vote of the Company Shareholders any Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal) prior to the vote of the Company Shareholders with respect to this Agreement and the Merger at the Company Shareholders Meeting.

(c)           The Company may adjourn or postpone the Company Shareholders Meeting: (i) if and to the extent legally required to provide any necessary supplement or amendment to the Proxy Statement to the Company Shareholders in advance of a vote to obtain the Company Shareholder Approval, in which case, all provisions of subsection (a) and (b) above shall apply; (ii) if, as of the time for which the Company Shareholders Meeting is originally scheduled, there are insufficient holders of Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting, provided, that no such adjournment or adjournments shall exceed forty five (45) days from the initial date of the Company Shareholders Meeting without Parent’s prior written consent; (iii) with the prior written consent of Parent; (iv) upon the request of Parent; provided, that Parent may not make more than one (1) such request which shall be provided to the Company at least three (3) days prior to the initial date of the Company Shareholders Meeting and with respect to an adjournment which shall not exceed seven (7) days from the initial date of the Company Shareholders Meeting; or (v) unless otherwise ordered by any Government Authority or required pursuant to applicable Law or the Company’s organizational documents.

(d)           Immediately after the approval of the Merger by the Company Shareholders at the Company Shareholders Meeting, the Company shall (in accordance with Section 317(b) of the Israeli Companies Law) inform the Israeli Companies Registrar of the decision of the Company Shareholders Meeting with respect to the Merger.

Section 5.8                      Tax Rulings.

(a)           As soon as practicable after the date of this Agreement, and no later than five (5) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission, such confirmation not to be unreasonably withheld) confirming that (i) the cancellation and exchange of the Company 102 RSs in accordance with Section 2.7(c) (i) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102) so long as the respective, RSs Considerations deposited with the 102 Trustee until the end of the respective holding period and (ii) the deposit of the respective RSs Consideration with the Paying Agent and the 102 Trustee shall not be subject to any withholding obligation (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”).  The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Paying Agent and their respective agents from any withholding obligation with respect to payment to Company 102 RSs.  If the Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Paying Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company 102 RSs to the, Paying Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Option Tax Ruling”).  To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Options Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained.  In the event the Company is unable to procure an Options Tax Ruling, Interim Option Tax Ruling or a Withholding Tax Ruling, the provisions of Section 2.8(f) shall govern the payment of any consideration to be paid by the Parent and/or the Merger Sub under this Agreement.

(b)           As soon as practicable following the date of this Agreement but in no event later than ten (10) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) that (i) with respect to holders of Company Shares that are non−Israeli residents (as defined in the Ordinance), (A) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance) (other than Company 102 RSs) (x) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

(c)           Without limiting the generality of Section 7.2, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to reasonably cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Option Tax Ruling) and the Withholding Tax Ruling.  The final text of the Interim Option Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed.  The Company and its Representatives shall not make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the Interim Option Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling without prior coordination with Parent or its Representatives, and will enable Parent’s Representatives to participate in all meetings and discussions with the ITA relating thereto.  To the extent that Parent’s Representatives elect not to participate in any such meeting or discussion, the Company’s Representatives shall provide Parent’s Representatives a report of the discussions and/or meetings held with the ITA.  Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable.

Section 5.9                      Nasdaq Delisting of Company Shares; Transition Period SEC Reports.

(a)           Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq to enable the delisting of the Company Shares from Nasdaq and the deregistration of the Company Shares under the Exchange Act effective as of the Effective Time.

(b)           If (13) the Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act following the date hereof and prior to the Effective Time (other than any report relating to or following any Company Board Recommendation Change) or (14) the Surviving Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act within ten (10) Business Days after the Effective Time (other than any reports relating to this Agreement, the Merger or any of the transactions contemplated hereby), then the Company will use reasonable best efforts to provide to Parent, at least ten (10) Business Days (with respect to the Company’s annual report on Form 20-F) or three (3) Business Days (with respect to the Company’s immediate reports on Form 6-K, unless a shorter period is required under applicable Law) prior to a. the filing or furnishing date of such reports (with respect to such reports that are due prior to the Effective Time) or b. the Effective Time (with respect to such reports that are due within ten (10) Business Days after the Effective Time), a substantially final draft of each such report (each, a “Transition Period SEC Report”).  The Company will give due consideration to all reasonable comments provided by Parent with respect to each Transition Period SEC Report to be filed with or furnished to the SEC prior to the Effective Time.

Section 5.10                      Closing Deliverables.  At the Closing, the Company shall deliver to Parent a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, certifying (A) the Company’s Articles of Association in effect, (B) the Company’s Memorandum of Association in effect, (C) the Company’s board resolutions approving the Merger, this Agreement and the Ancillary Agreements to which the Company is a party, (D) evidence of the receipt of the Company Shareholder Approval and (E) the incumbency of each of the Company’s officers authorized to sign, on behalf of the Company, this Agreement and the Ancillary Agreements executed or to be executed and delivered by the Company pursuant to this Agreement.

Section 5.11                      IP Assignments.  The Company shall use commercially reasonable efforts to obtain written agreements, in a form acceptable to Parent, from the Persons listed on Section 3.16(m) of the Company Disclosure Letter that (i) assigns to the Company or any of its Affiliates, as applicable, all right, title and interest in and to, and the right to use on a fully paid up, perpetual, irrevocable and royalty-free basis, all Intellectual Property developed by such Person in connection with such Person’s engagement with the Company or any of its Affiliates, as applicable, (ii) has waived any and all right to any form of compensation (other than their salary or service/consultancy fee) for the assignment, conveyance and/or transfer of any Company Intellectual Property Rights or material Company Technology, including, where applicable, in accordance with Sections 132 and 134 of the IPL, and (iii) obligates such employee, consultant or independent contractor to keep any confidential information of the Company and its Affiliates, including Trade Secrets, confidential.

ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB

Section 6.1                      Directors’ and Officers’ Indemnification and Insurance.

(a)           Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company (the “Indemnified Persons”, each, an “Indemnified Person”) acting in such capacities as provided in their respective certificates of the Charter Documents and any indemnification or other agreements of the Company as in effect on the date of this Agreement (to the extent that copies have been made available to Parent prior to the date of this Agreement and set forth in the Company Disclosure Letter) shall be assumed by the Surviving Company in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms; provided that such obligations shall be subject to any limitation imposed from time to time under applicable Law.  Parent shall, and shall cause the Surviving Company to, fulfill and honor in all respects the obligations pursuant to any such indemnification agreements, and any indemnification provisions under the Charter Documents as in effect on the date hereof, in accordance with the terms thereof to the maximum extent permitted by Law, and shall not amend, repeal or otherwise modify any such provision in any manner that would adversely affect the rights of such indemnitee thereunder for any acts or omissions occurring prior to the Effective Time.

(b)           Prior to the Effective Time, the Company will endeavor to enter into a directors’ and officers’ liability insurance policy covering those Persons who, as of immediately prior to the Effective Time, are covered by the Company’s directors’ and officers’ liability insurance policy, on terms no less favorable to the Insured Parties than those of the Company’s present directors’ and officers’ liability insurance policy (such policy, a “D&O Insurance”), for a period of seven (7) years after the Effective Time.  If the Company is unable to obtain such D&O Insurance prior to the Effective Time, Parent shall cause the Surviving Company to maintain in effect, for a period of seven (7) years after the Closing Date, a D&O Insurance (or comparable “tail” policy) with a creditworthy issuer; provided, however, that, in satisfying its obligation under this Section 6.1(b), the Surviving Company shall not be obligated to pay an aggregate premium in excess of 200% (the “Maximum Annual Premium”) of the amount per annum the Company paid in its last full fiscal year, which amount the Company has disclosed to Parent prior to the date of this Agreement.

(c)           The rights of each Indemnified Person under this Section 6.1 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 6.2                      Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

                                    Section 6.3                      Employee Matters.

(a)         It is Parent’s and the Company’s intention that, for a period of one (1) year following the Effective Time, all Continuing Employees shall be provided with salaries and benefits that are in the aggregate reasonably comparable to the salaries and benefits (other than equity compensation) they received prior to the Effective Time, it being understood that Parent shall review the salaries and benefits of its and its Subsidiaries’ employees from time to time in order to determine the most appropriate way to compensate and incentivize Continuing Employees, and accordingly may make such changes in the compensation and benefits that Parent determines to be in the best interests of Parent from time to time.

(b)         It is Parent’s and the Company’s intention that, each Continuing Employee shall be given credit for all service with the Company and its Subsidiaries and their respective predecessors under any employee benefit plan of Parent, the Surviving Company, or any of their Subsidiaries, including any such plans providing vacation, sick pay, severance and retirement benefits maintained by Parent or its Subsidiaries in which such Continuing Employees participate for purposes of eligibility, vesting and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of pension benefits), to the extent past service was recognized for such Continuing Employees under the comparable Company Employee Plans immediately prior to the Effective Time.  Notwithstanding the foregoing, nothing in this Section 6.3 shall be construed to require crediting of service that would result in (i) duplication of benefits or (ii) service credit for benefit accruals under a defined benefit pension plan.

(c)         In the event of any change in the welfare benefits provided to Continuing Employees following the Effective Time, it is Parent’s and the Company’s intention that Parent shall use commercially reasonable efforts to cause (i) the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees (and their eligible dependents) under any welfare benefit plans in which Continuing Employees participate following the Effective Time, to the extent that such conditions, exclusions or waiting periods would not apply in the absence of such change, and (ii) for the plan year in which the Effective Time occurs, the crediting of each Continuing Employee (or his or her eligible dependents) with any co-payments and deductibles paid prior to any such change in satisfying any applicable deductible or out-of-pocket requirements after such change.

(d)         Nothing in this Section 6.3, express or implied, shall confer upon any Continuing Employee, or any legal representative or dependent or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.  Nothing in this Section 6.3, express or implied, shall be construed to prevent Parent or the Surviving Company from terminating or modifying to any extent or in any respect any benefit plan that Parent or the Surviving Company may establish or maintain.  Notwithstanding anything to the contrary contained in this Section 6.3, nothing contained in this Agreement shall be treated as an amendment to any Company or Parent employee plan or creation of an employee benefit plan.

ARTICLE VII

ADDITIONAL COVENANTS OF ALL PARTIES

Section 7.1                      Commercially Reasonable Efforts to Complete.  Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party or Parties in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using commercial reasonable efforts to: (i) cause the conditions set forth in Article VIII to be satisfied; (ii) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Merger and the transactions contemplated hereby; (iii) obtain all necessary or appropriate consents, waivers and approvals under any Material Contracts to which the Company or any of the Company Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Material Contracts following the consummation of the transactions contemplated by this Agreement; and (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement or the Ancillary Agreements.  In addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement.  Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract.

Section 7.2                      Regulatory Filings.

(a)           Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company, on the other hand, shall file with the applicable Governmental Authority in Germany the notifications as required by their respective Antitrust Laws, in each case, as soon as practicable after the date of this Agreement but in no event later than fifteen (15) Business Days following the execution and delivery of this Agreement, and file comparable pre-merger or post-merger notification filings, forms and submissions with any other Governmental Authority that is required by any other Antitrust Laws as soon as practicable after the date of this Agreement and in any event before the expiration of any applicable legal deadline.  Each of Parent and the Company shall c. cooperate and coordinate with the other in the making of such filings, d. supply the other with any information that may be required in order to make such filings, e. supply any additional information that reasonably may be required or requested by the FTC, the DOJ, the German Bundeskartelampt (“BKA”) the Israeli Anti-Trust Authority (“IAA”) or the Governmental Authorities of any applicable jurisdiction in which any such filing is made under any other Antitrust Laws, and f. use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, and to obtain any required consents under any other Antitrust Laws applicable to the Merger as soon as practicable, and to avoid any impediment to the consummation of the Merger under any Antitrust Laws, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ, the BKA, the IAA or any Governmental Authority or Person may assert under any applicable Antitrust Laws with respect to the Merger.

(b)           Parent and/or its Affiliates shall execute and deliver an undertaking in customary form in favor of the OCS to comply with applicable Law (if and when required to do so).

(c)           Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company, on the other hand, shall promptly inform the other of any material communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party.  If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement or with respect to any filings that have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.  In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the Parties agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger, (vi) provide each other (or counsel of each Party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(b).  Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential information.

(d)           Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any filings not contemplated by Section 7.2(a) are required to be or should be made, and whether any other consents, approvals, permits or authorizations not contemplated by Section 7.2(a) are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the Parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

(e)           Notwithstanding anything in this Agreement to the contrary, each of Parent and the Company agrees, and shall cause each of its Affiliates, to take any and all commercially reasonable actions necessary to obtain any consents, clearances or approvals required under or in connection with any applicable Law (including Antitrust Law, if applicable), and to enable all waiting periods under any applicable Law (including Antitrust Law, if applicable) to expire, and to avoid or eliminate each and every impediment under any applicable Law (including Antitrust Law, if applicable) asserted by any Governmental Authority, in each case, to cause the Merger and the other transactions contemplated hereby to occur as soon as practicable and in any event prior to the Outside Date, including but not limited to promptly complying with or modifying any requests for additional information (including any second request) by any Governmental Authority.  From and after the date hereof and until all Approvals by Governmental Authorities required in connection with the Merger and the other transactions contemplated hereby have been obtained, each of the Company and Parent shall not, and shall cause its Affiliates not to, operate their respective businesses in such manner or take any action, that would reasonably be expected to increase in any material respect the risk of not obtaining any such governmental Approval.

(f)           Nothing in this Agreement shall require Parent, the Surviving Company or any other subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or propose to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the Surviving Company or any other subsidiary of Parent or the Company, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a Governmental Authority or any other person or for any other reason.

Section 7.3                      Merger Proposal; Certificate of Merger.

(a)           Subject to the ICL and the regulations promulgated thereunder, as promptly as reasonably practicable following the date hereof each of the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 7.3(a) accordingly): (a) cause a merger proposal (in the Hebrew language) in the form of Exhibit A (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) the Company shall call the Company Shareholders Meeting and Merger Sub shall call a meeting of its shareholder (or alternatively provide a written consent), to be held no later than the date of the Company Shareholders Meeting and at which Parent as the sole shareholder of Merger Sub shall approve this Agreement, the Merger and the transactions contemplated by this Agreement, (c) deliver the Merger Proposal to the Israeli Companies Registrar within three (3) days from the calling of the shareholders meetings, (d) shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Israeli Companies Registrar, (e) promptly after the Company and Merger Sub shall have complied with the preceding sentence and with clauses (i) and (ii) of Section 7.3(a)(f) below, but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Israeli Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (f) each of the Company and, if applicable, Merger Sub, shall: (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Israeli Companies Registrar and that the creditors may review the Merger Proposal at the office of the Israeli Companies Registrar, Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Israeli Companies Registrar, (B) in a popular newspaper in New York as may be required by applicable Law; (ii) within four (4) business days from the date of submitting the Merger Proposal to the Israeli Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Israeli Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i); and (iii) send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i)(A) of this Section 7.3(a)(f), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Israeli Companies Registrar, (g) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Israeli Companies Registrar of such approval, and (h) in accordance with the customary practice of the Israeli Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Israeli Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Israeli Companies Registrar.  For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place.  For purposes of this Section 7.3(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

(b)           The sole shareholder of Merger Sub has approved Merger Subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing).  No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Israeli Companies Registrar of such approval.

Section 7.4                      Anti-Takeover Statute.  In the event that any anti-takeover or other similar statute is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such statute on this Agreement and the transactions contemplated hereby.

Section 7.5                      Notification of Certain Matters.

(a)           Subject to applicable Law and the instructions of any Governmental Authority, each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including (subject to any confidentiality obligations) promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their Subsidiaries, from any Governmental Authority with respect to such transactions.

(b)           The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the Company or Parent, as the case may be, becoming aware that any representation or warranty made by it in this Agreement or any Ancillary Agreement is untrue or inaccurate in any material respect, (b) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which reasonably could be expected to cause any representation or warranty contained in this Agreement or any Ancillary to be untrue or inaccurate in any material respect, (c) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder, (d) any notice or other communication from any person alleging that the consent of such person is required in connection with any of the transactions contemplated by this Agreement, and (e) any change to the number of Company Shares issued and outstanding as set forth in Section 3.7 which results from anything other than actions specifically permitted by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 7.5 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice, and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 7.5(b).

(c)           The Company shall promptly advise Parent orally and in writing of any change or event that it become aware of that has or could reasonably be expected to have a Company Material Adverse Effect.  Each party shall promptly advise the other party, upon becoming aware orally or in writing of any change or event that has or could reasonably be expected to cause any of the conditions to Closing set forth in Article VIII not to be satisfied by the Outside Date.

Section 7.6                      Public Statements and Disclosure.  None of the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement (except relating to and following Company Board Recommendation Change) without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), unless:  (i) the other Party shall have approved such press release or disclosure in writing; or (ii) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by any applicable Law or any listing agreement with a securities exchange or quotation system (including Nasdaq) and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure.  Notwithstanding the foregoing, without prior consent of the other party, each of Parent and the Company may disseminate material substantially similar to material included in a press release or other document previously approved for public distribution by the other Party.  Each Party agrees to promptly make available to the other Parties copies of any written public communications made without prior consultation with the other Parties.  Parent and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement.

Section 7.7                      Confidentiality.  Parent, Merger Sub and the Company hereby acknowledge that 3DS and the Company have previously executed a Confidentiality Agreement, made as of August 29, 2014 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

Section 7.8                      No Control of the Company’s or Parent’s Operations.  Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time.  Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1                      Conditions to the Obligations of the Parties.  The respective obligations of Parent, Merger Sub and the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (except with respect to the condition set forth in Section 8.1(a), which cannot be waived) by mutual written agreement of Parent and the Company, prior to the Effective Time, of each of the following conditions:

(a)           Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)           Regulatory.  Any waiting period (and any extension thereof) applicable to the Merger, shall have expired or been terminated and any Approvals required to be obtained or filings required to be made prior to the Closing under applicable Antitrust Laws in the jurisdictions listed on Section 8.1(b) of the Company Disclosure Letter in connection with the Merger shall have been obtained or filed, as and if applicable.

(c)           Israeli Statutory Waiting Periods.  At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Israeli Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.

(d)           No Legal Prohibition.  No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Order that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

(e)           No Governmental Litigation.  There shall not be pending or threatened any Action in which a Governmental Authority is or is threatened to become a party or is otherwise involved: (i) challenging or seeking to restrain or prohibit the consummation of the Merger, (ii) seeking to prohibit or limit in any material respect Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to any of the shares of the Surviving Company, (iii) that would materially and adversely affect the right of Parent, the Surviving Company or any subsidiary of Parent to own the assets and operate the business of the Company or any Company Subsidiary, or (iv) seeking to compel Parent or any subsidiary of Parent, or any of the Company or the Company Subsidiaries, to dispose of or hold separate any material assets as a result of the Merger.

(f)           Certificate of Merger.  The Company and Merger Sub shall have received the Certificate of Merger from the Israeli Companies Registrar.

Section 8.2                      Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a)           Representations and Warranties.  (i) Each representation and warranty of the Company set forth in Section 3.1 through Section 3.8 and Sections 3.30 and 3.31 shall be true and correct in all respects, (ii) representations and warranties of the Company contained in this Agreement that are qualified or limited by a materiality, Company Material Adverse Effect or similar standard shall be true and correct (subject to such qualification) in all respects, and (iii) all other representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects, in each case, as of the date hereof and as of the Effective Time as if made on and as of the Effective Time, except to the extent such representations and warranties by their terms speak as of a specific date, which representations and warranties will have been true and correct as of such date.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects each of the obligations that are to be performed by it under this Agreement at or prior to the Effective Time.

(c)           Officer’s Certificate of the Company.  Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d)           Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any event, change, effect or development that, individually or in the aggregate, has had a Company Material Adverse Effect.

(e)           Governmental and Other Approvals.  The approvals set forth in Schedule 3.5 and 3.6 of the Company Disclosure Letter have been obtained.

(f)           Transactions Expenses Certificate.  Not later than five (5) Business Days prior to the Closing Date, the Company shall have delivered to Parent and/or Merger Sub a certificate (the “Transaction Expenses Certificate”) setting forth (i) a reasonably detailed calculation of all Transaction Expenses that have been incurred as of such date with a statement that no Transaction Expenses other than those shown on such calculation have been incurred as of such date by the Company or any of the Company Subsidiaries and (ii) a good faith estimate of all Transaction Expenses that the Company or any Company Subsidiary are expected to incur following such date, together with a reasonably detailed schedule setting forth the calculation underlying such estimate, substantially in the form attached hereto as Exhibit B.  Parent and/or Merger Sub and its Representatives shall cooperate with the Company to assist in the preparation of the Transaction Expenses Certificate.

(g)           No Government Litigation.  There shall not be pending or threatened any Action in which a Governmental Authority is or has overtly threatened in writing to become a party or is otherwise involved relating to the Merger and seeking to obtain from Parent or its Subsidiaries, or from the Company or any Company Subsidiary, any damages or other relief that would reasonably be expected to result in damages in excess of the Termination Fee.

Section 8.3                      Conditions to the Company’s Obligations to Effect the Merger.  The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement that are qualified or limited by a materiality, Material Adverse Effect or other similar standard shall be true and correct in all respects (subject to such qualification), and all other representations and warranties of the Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects, in each case, as of the date hereof and as of the Effective Time as if made on and as of the Effective Time, except to the extent such representations and warranties by their terms speak as of a specific date, which representations and warranties will have been true and correct as of such date.

(b)           Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects the obligations that are to be performed by Parent and Merger Sub under this Agreement at or prior to the Effective Time.

(c)           Officer’s Certificate of Parent and Merger Sub.  The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1                      Termination.  This Agreement may be validly terminated only as follows (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)           at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), by mutual written agreement of Parent and the Company; or

(b)           by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that any Governmental Authority of competent jurisdiction shall have formally issued a permanent, final and non-appealable Order or any other action by any Governmental Authority permanently enjoining, restraining or otherwise prohibiting the Merger and such Order or other action shall have become final and non-appealable; provided, however, that (i) the right to terminate this Agreement under this Section 9.1(b) shall not be available to a party if the issuance of such Order or other action was primarily due to the failure of such party to perform any of its obligations under this Agreement or under any Ancillary Agreement or the breach of any of the provisions set forth in Article III, Article V or Article VII; and (ii) in such event, Article V and all restrictions, limitations and requirements thereunder, shall be terminated and of no further force and effect; or

(c)           by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that the Effective Time shall not have occurred on or before March 23, 2015 (such date referred to herein as the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party hereto (i) whose actions or omissions have been a principal cause of, or primarily resulted in, the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement or (ii) that is in material breach of this Agreement; or

(d)           by either the Company or Parent, at any time prior to the Effective Time, in the event that the Company shall have failed to obtain the Company Shareholder Approval after the final adjournment of the Company Shareholders Meeting at which a vote is taken on the Merger; or

(e)           by the Company, at any time prior to obtaining the Company Shareholder Approval, in order to immediately enter into a written definitive agreement with respect to a Superior Proposal in accordance with Section 5.3(c), provided that the Company pays Parent the Termination Fee pursuant to Section 9.3(a) in advance of or substantially concurrently with such termination; or

(f)           by Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect, and (ii) the Company shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and shall have failed to cure, or cannot cure, such breach within twenty (20) Business Days after the Company has received written notice of such breach from Parent (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(f) in respect of the breach set forth in any such written notice (A) at any time during such twenty (20) Business Day period, or (B) at any time after such twenty (20) Business Day period if the Company shall have cured such breach during such twenty (20) Business Day period) or (C) at any time prior to two (2) Business Days immediately before the Outside Date with respect to any breach of any representation or warranty by the Company set forth in Article IV to the extent such breach relates to actions, omissions or occurrences following the date hereof; or

(g)          by Parent in the event that the Company Board (or a committee thereof) shall have failed to reaffirm publicly the Company Board Recommendation (or, following receipt of the Company Shareholder Approval, to reaffirm its determination that the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders) within three (3) Business Days after Parent so requests in writing (which request may be made at any time following public disclosure of an Acquisition Proposal (whether or not a Superior Proposal); provided that Parent may not make more than two (2) such requests in the aggregate following the disclosure of any Acquisition Proposal; or

(h)          by Parent, at any time prior to the Effective Time, if there shall have occurred a Company Material Adverse Effect; or

(i)           by the Company, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) the Company has not breached any of its representations, warranties or covenants under this Agreement in any material respect and (ii) Parent or Merger Sub shall have materially breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and shall have failed to cure, or cannot cure, such breach within twenty (20) Business Days after Parent has received written notice of such breach from the Company (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(i) in respect of the breach set forth in any such written notice (A) at any time during such twenty (20) Business Day period, and (B) at any time after such twenty (20) Business Day period if Parent and Merger Sub shall have cured such breach during such twenty (20) Business Day period).

Section 9.2                      Notice of Termination; Effect of Termination.  Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other Party or Parties, as applicable.  In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect without liability of any Party or Parties, as applicable (or any director, officer, employee, affiliate, agent or other representative of such Party or Parties) to the other party or parties hereto, as applicable, except (i) for the terms of Section 7.6, Section 7.7, this Section 9.2, Section 9.3 and Article X, each of which shall survive the termination of this Agreement, and (ii) nothing in this Agreement shall relieve any Party or Parties hereto, as applicable, from liability for any fraud or “willful breach” of any representation, warranty, covenant, obligation or other provision of this Agreement.  For purposes of this Agreement, “willful breach” shall mean any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of this Agreement.  In addition to the foregoing, no termination of this Agreement shall affect the obligations of the Parties set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.3                      Fees and Expenses.

(a)           General.  Each Party shall bear its own fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, whether or not the Merger is consummated, it being understood and agreed that Expenses associated with the printing, filing and mailing of the Proxy Statement and any amendments or supplements thereto and the solicitation of the Company Shareholder Approval shall be borne by the Company and the Company shall pay any administrative filing fees required by the Company to be paid in connection with any filing made under any applicable Antitrust Laws in connection with the transactions contemplated hereby.  Notwithstanding the foregoing, subject to the Closing taking place, Parent and/or Merger Sub shall bear responsibility in respect of the Transaction Expenses paid, incurred or payable by the Company or any Company Subsidiary for an aggregate amount of up to two million (U.S. $2,000,000); provided Parent and/or Merger Sub receives adequate documentation supporting the foregoing fees and expenses, including but not limited to the Transaction Expenses Certificate pursuant to Section 8.2(f) of this Agreement.

(i)           Company Payments.  The Company shall pay to Parent U.S. $4,826,487 (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent, in the event that: (A) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d), and (B) after the date of this Agreement and at or prior to the date of the Company Shareholders Meeting an Acquisition Proposal shall have been publicly announced, and (C) within twelve (12) months following such termination of this Agreement the Company enters into a definitive agreement to effect or consummates a Qualifying Transaction regardless of whether the Qualifying Transaction is the Acquisition Proposal.  As used in this Section 9.3(a)(i), “Qualifying Transaction” means any Acquisition Transaction except that the references to “20%” in the definition of Acquisition Transaction shall be deemed to be references to “50%.”

(ii)           In the event that this Agreement is terminated by the Company pursuant to 9.1(e), the Company shall pay the Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent prior to or substantially concurrently with, such termination plus all of the actual and reasonably documented out-of-pocket fees and expenses of Parent and Merger Sub incurred in connection with the transactions contemplated by this Agreement.

(iii)           In the event that this Agreement is terminated by Parent pursuant to Section 9.1(g), the Company shall pay to Parent the Termination Fee plus all of the actual and reasonably documented out-of-pocket fees and expenses of Parent and Merger Sub incurred in connection with the transactions contemplated by this Agreement.

(iv)           In the event that the Company fails to pay any amount required pursuant to this Section 9.3(a)(i) when due, such amount shall accrue interest for the period commencing on the date such amount became past due, at a rate equal to the rate of interest publicly announced by Citibank N.A. from time to time during such period, as such bank’s prime lending rate.  In addition, if the Company fails to pay such amount when due, the Company shall also pay to Parent all of Parent’s costs and expenses (including reasonable attorneys’ fees) in connection with successful efforts to collect such amounts.  The Company acknowledges that the provisions of Section 9.3(a)(i) are an integral part of the transactions contemplated hereby and that, without these agreements, Parent would not enter into this Agreement.

(b)           The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

Section 9.4                      Amendment.  Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the Company Shareholder Approval, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders under applicable Law without obtaining the Company Shareholder Approval of such amendment.

Section 9.5                      Extension; Waiver.  At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties hereto contained herein.  Any agreement on the part of a Party or Parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable.  Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE X

GENERAL PROVISIONS

Section 10.1                      Survival of Representations, Warranties and Covenants.  The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 10.2                      Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) seven (7) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) two (2) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of receipt), in each case to the intended recipient as set forth below:

(a)           if to Parent or Merger Sub to:

3D Systems, Inc.
c/o 3D Systems Corporation
333 Three D Systems Circle
Rock Hill, South Carolina 29730
Attention:           Executive Vice President, Chief Legal Officer, and Secretary
Facsimile:            (803) 326-4796
email:                  andrew.johnson@3Dsystems.com

with a copy (which shall not constitute notice) to:

Hunton & Williams LLP
600 West Peachtree Street, N.W., Suite 4100
Atlanta, GA 30308
Attention:           Trevor Ross, Esq.
Facsimile:             (404) 602-8872
email:                   tross@hunton.com

Gornitzky & Co.
45 Rothschild Blvd.
Tel-Aviv 6578403, Israel
Attention:            Chaim Friedland
Facsimile:            +972-3-560-6555
email:                   friedland@Gornitzky.co.il

(b)        if to the Company, to:

Cimatron Ltd.
11 Gush Etzion St.
Givat Shmuel, 54030, Israel
Attention:           Ilan Erez, CFO
Facsimile:            +972-73-237-0267
email:                   IlanE@cimatron.com

with copy to (which shall not constitute notice) to:
Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Road
Ramat-Gan, Israel
Attention:          Asaf Harel
Facsimile:            972-3-6103656
email:                   aharel@meitar.com

Section 10.3                      Assignment.  No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, except that each of Merger Sub and Parent may assign, in its sole discretion and without the consent of the Company, any or all of its rights, interests and obligations hereunder to any Affiliate thereof (each, an “Assignee”).  Any such Assignee may thereafter assign, in its sole discretion and without the consent of the Company, any or all of its rights, interests and obligations hereunder to one or more additional Assignees; provided, however, that in connection with any assignment to an Assignee and from an Assignee to additional Assignee, Parent and Merger Sub shall remain liable for the performance by Parent and Merger Sub of their obligations hereunder.  Subject to the preceding sentence, this Agreement shall (i) be binding upon the Parties and their respective successors and permitted assigns and (ii) shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 10.4                      Entire Agreement.  This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Company Disclosure Letter and the Annexes hereto, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (i) the Effective Time and (ii) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

Section 10.5                      Third Party Beneficiaries.  This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (i) as set forth in or contemplated by the terms and provisions of Section 6.1, and (ii) from and after the Effective Time, the rights of holders of Company Shares and other Company Securities to receive the amounts to which they are entitled pursuant to Article II.

Section 10.6                      Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties.  The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 10.7                      Remedies.

(a)           Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy, except that payment of the Termination Fee (to the extent paid) should be the exclusive remedy for such events which require payment thereof.

(b)           The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages.  Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement.  Each party hereby irrevocably and unconditionally waives any requirement for the securing or posting of any bond in connection with any such remedy.

Section 10.8                      Governing Law.  This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction; provided, however, that any matters related to the effectiveness of the Merger under the ICL shall be governed by the Laws of the State of Israel.

Section 10.9                      Consent to Jurisdiction.

(a)           Each of the Parties (i) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in the City and County of New York; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in the City and County of New York in the event of any such action or proceeding; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.  Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b)           Each of the Parties irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 10.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.9 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

(c)           Merger Sub irrevocably appoints Parent, and the Company irrevocably appoints Cimatron Technologies, Inc. (with an address at 41700 Gardenbrook Road, Suite 100, Novi, Michigan 48375), each as its agent respectively to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.  Each Party irrevocably waives, to the fullest extent permitted by applicable Law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such proceeding, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

Section 10.10                              Trial by Jury.  EACH PARTY (ON ITS BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF ITS STOCKHOLDERS AND AFFILIATES), HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.11                              Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other party, it being understood that all Parties need not sign the same counterpart.  The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including, without limitation, in pdf or other scan format) shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 10.12                              3D Systems Corporation.  3DS, the parent company of Parent, guarantees the obligation of Parent to pay the Aggregate Merger Consideration and aggregate RS Consideration, subject to the consummation of the Closing and in accordance with the terms herein.

[Signature Page Follows.]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

3D SYSTEMS, INC.

By:	/s/ Andrew M. Johnson
Name: Andrew M. Johnson
Title: Executive Vice President, Chief Legal Officer and Secretary

COPERNICUS ACQUISITION LTD.

By:	/s/ Andrew M. Johnson
Name: Andrew M. Johnson
Title: Director

CIMATRON LTD.

By:	/s/ Dan Haran
Name: Dan Haran
Title: President and Chief Executive Officer
Solely with respect to Section 10.12 hereof:

3D SYSTEMS CORPORATION

By:	/s/ Andrew M. Johnson
Name: Andrew M. Johnson
Title: Executive Vice President, Chief Legal Officer and Secretary

Appendix B

November 23, 2014

The Board of Directors
Cimatron Ltd.
11 Gush Etzion St.
Givat Shmuel, Israel

Members of the Board:

We understand that Cimatron Ltd. (the “Company”), 3D Systems, Inc. (“Parent”), an indirect wholly-owned subsidiary of 3D Systems Corporation, a Delaware corporation (“3D Systems”), Copernicus Acquisition Ltd. (Subsidiary) Ltd., a direct, wholly-owned subsidiary of Parent (“Merger Sub”), and, solely for purposes of guaranteeing the payment obligations of Parent thereunder, 3D Systems, propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”) in a transaction in which each outstanding ordinary share, nominal value NIS 0.10 per share, of the Company (the “Company Shares”) will be converted into the right to receive US$8.97 in cash subject to adjustments in accordance with the Merger Agreement (the “Consideration”).  The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of Company Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated November 13, 2014 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about the Company;

(iii)	reviewed certain information furnished to Prometheus by the Company's management, including financial forecasts relating to the business, operations and prospects of the Company;

(iv)	held discussions with members of the Company's senior management concerning the matters described in clause (iii) above;

(v)	reviewed the share trading price history and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that Prometheus deemed relevant;
(vi)	compared the proposed financial terms of the Merger with the financial terms of certain other transactions that Prometheus deemed relevant; and

(vii)	conducted such other financial analyses and investigations as Prometheus deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us.  We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading.  In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty.  The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company.  We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof.  We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its shareholders.  In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Company Shares.  We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us.  We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Merger.

In addition, we were not requested to and did not provide advice concerning the structure, the specific amount of the Consideration, or any other aspects of the Merger, or provide services other than the delivery of this opinion.  We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. We did not participate in negotiations with respect to the terms of the Merger and related transactions.  Consequently, we have assumed that such terms are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to such transactions, and no opinion is expressed whether any alternative transaction might result in consideration more favorable to the Company’s shareholders than that contemplated by the Merger Agreement.

It is understood that our opinion is solely for the use and benefit of the Board of Directors of the Company in its consideration of the Merger, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein.  Our opinion does not constitute a recommendation as to how any holder of Company Shares should vote on the Merger or any matter related thereto.  In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Company Shares.  We express no opinion as to the price at which Company Shares will trade at any time.  Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Merger relative to the Consideration to be received by holders of Company Shares.

B - 2

We have been engaged by the Company to act as financial advisor to the Company in connection with the Merger and will receive a fee for our services. We also will be reimbursed for expenses incurred.  The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.   In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation.  Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Company Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ PROMETHEUS FINANCIAL ADVISORY LTD.

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

B - 3